SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

16 May 2011

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date on which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Contents (continued)

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring plans, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets, return on equity (ROE), cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; the Group’s future financial performance; the level and extent of future impairments and write-downs; the protection provided by the Asset Protection Scheme (APS); and the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the full nationalisation of the Group or other resolution procedures under the Banking Act 2009; the global economy and instability in the global financial markets, and their impact on the financial industry in general and on the Group in particular; the financial stability of other financial institutions, and the Group’s counterparties and borrowers; the ability to complete restructurings on a timely basis, or at all, including the disposal of certain Non-Core assets and assets and businesses required as part of the EC State Aid restructuring plan; organisational restructuring; the ability to access sufficient funding to meet liquidity needs; the extent of future write-downs and impairment charges caused by depressed asset valuations; the inability to hedge certain risks economically; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the United States; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; HM Treasury exercising influence over the operations of the Group; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G7 central banks; impairments of goodwill; pension fund shortfalls; litigation and government and regulatory investigations; general operational risks; insurance claims; reputational risk; general geopolitical and economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the ability to achieve revenue benefits and cost savings from the integration of certain of RBS Holdings N.V.’s (formerly ABN AMRO Holding N.V.) businesses and assets; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the recommendations made by the UK Independent Commission on Banking and their potential implications; the participation of the Group in the APS and the effect of the APS on the Group’s financial and capital position; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

Statutory results
RFS Holdings is the entity that acquired ABN AMRO and is now 98% owned by RBS and is fully consolidated in its financial statements. The interests of Fortis, and its successor the State of the Netherlands, and Santander in RFS Holdings are included in non-controlling interests. Following legal separation on 1 April 2010, the interests of other Consortium Members in RFS Holdings relate only to shared assets.

Non-GAAP financial information
IFRS requires the Group to consolidate those entities that it controls, including RFS Holdings as described above. However, discussion of the Group’s performance focuses on performance measures that exclude the RFS Holdings minority interest as the Group believes that such measures allow a more meaningful analysis of the Group’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document. These non-GAAP financial measures are not a substitute for GAAP measures, for which management has responsibility. RBS has divided its operations into “Core” and “Non-Core” for internal reporting purposes. RBS has further divided parts of the Core business into “Retail & Commercial” consisting of UK Retail, UK Corporate, Wealth, Global Transaction Services, Ulster Bank and US Retail & Commercial divisions. This is a non-GAAP financial measure.

Net interest margin
The basis of calculating the net interest margin (NIM) has been refined and now reflects the actual number of days in each quarter. Group and divisional NIMs for prior periods have been re-computed on the new basis.

Recent Developments

Payment Protection Insurance (PPI)

Following unsuccessful negotiations with the industry, the UK Financial Services Authority (FSA) issued consultation papers on PPI complaint handling and redress in September 2009 and again in March 2010. The FSA published its final policy statement on 10 August 2010 and instructed firms to implement the measures contained in it by 1 December 2010. The new rules impose significant changes with respect to the handling of mis-selling PPI complaints. On 8 October 2010, the British Bankers’ Association (BBA) filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the Financial Ombudsman Service (FOS). The application was heard in January 2011.

On 20 April 2011, the High Court issued judgment in favour of the FSA and the FOS. The BBA announced on 9 May 2011 that it would not appeal that judgment and the Group supports this position. On 9 May 2011, the Group announced that, although the costs of PPI redress and its administration are subject to a degree of uncertainty, the Group will record an additional provision of £850 million in the second quarter of 2011. To date, the Group has paid compensation to customers of approximately £100 million and the Group has an existing provision of approximately £100 million.

The Group is currently discussing with the FSA how the FSA's policy statement should be implemented and what its requirements are. As part of these discussions, the Group will review its PPI complaint handling processes to ensure that redress is offered to any customers identified as having suffered detriment.

Condensed consolidated income statement
for the quarter ended 31 March 2011

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Interest receivable	5,401	5,612	5,692
Interest payable	(2,100)	(2,032)	(2,150)

Net interest income	3,301	3,580	3,542

Fees and commissions receivable	1,642	2,052	2,051
Fees and commissions payable	(260)	(449)	(572)
Income from trading activities	835	364	1,766
Other operating income (excluding insurance premium income)	391	1,003	447
Insurance net premium income	1,149	1,272	1,289

Non-interest income	3,757	4,242	4,981

Total income	7,058	7,822	8,523

Staff costs	(2,399)	(2,194)	(2,689)
Premises and equipment	(571)	(709)	(535)
Other administrative expenses	(921)	(1,048)	(1,011)
Depreciation and amortisation	(424)	(546)	(482)
Write-down of goodwill and other intangible assets	-	(10)	-

Operating expenses	(4,315)	(4,507)	(4,717)

Profit before other operating charges and impairment losses	2,743	3,315	3,806
Insurance net claims	(912)	(1,182)	(1,136)
Impairment losses	(1,947)	(2,141)	(2,675)

Operating loss before tax	(116)	(8)	(5)
Tax (charge)/credit	(423)	3	(107)

Loss from continuing operations	(539)	(5)	(112)
Profit from discontinued operations, net of tax	10	55	313

(Loss)/profit for the period	(529)	50	201
Non-controlling interests	1	(38)	(344)
Preference share and other dividends	-	-	(105)

(Loss)/profit attributable to ordinary and B shareholders	(528)	12	(248)

Comment

Stephen Hester, Group Chief Executive, commented:

“RBS first quarter results show progress continuing.

We are strongly focused on serving customers well while building capabilities to improve further. Financial strength and resilience continue to show sharp improvement as Core business profitability broadens and Non-Core risks are reduced. This recovery is also allowing us to absorb higher Irish impairments and substantially increased regulatory demands, and to self-fund other “bills from the past” such as restructuring, disposals and the cost of APS support. As we work through these items the Group’s regained strength and Core profitability should be the enduring gain, becoming increasingly available to drive shareholder returns.

Looking ahead we see the macro environment in which we and our customers operate as constructive, despite the continuing challenges of economic recovery in core markets. The strategic goals we have set out for RBS remain our primary focus. There are some headwinds, challenging growth and increasing capital intensity for our industry, that have a shareholder and broader read across. But despite that context RBS expects continued progress.”

Highlights

First quarter results summary
The Royal Bank of Scotland Group (RBS or the Group) reported an operating loss before tax of £116 million in the first quarter of 2011, compared with a loss of £8 million in the fourth quarter of 2010 and a loss of £5 million in the first quarter of 2010.

In the Core business operating profit rose to £2,093 million, up 25% from Q4 2010. The Core Retail & Commercial divisions maintained good momentum, with income holding up well despite fewer days in Q1 compared with Q4 and the consequent impact on net interest income, and after adjusting for the disposal in Q4 2010 of Global Merchant Services (GMS) of £115 million. GBM took advantage of a rebound in investor activity during the quarter. RBS Insurance returned to profit, as the benefits of underwriting actions started to come through.

The Non-Core division made further progress in reducing risk, with funded assets falling by £13 billion and impairments continuing to moderate. Non-Core operating loss was £1,040 million, down 36% from Q4 2010.

An improvement in the Group’s credit spreads resulted in a charge of £480 million in relation to movements in fair value of own debt (FVOD), compared with a gain of £582 million in the previous quarter. Improving credit spreads on assets covered by the Asset Protection Scheme resulted in a further pre-tax charge of £469 million related to this protection, which is accounted for as a credit derivative with any movement in the fair value taken as ‘income from trading activities’. Note that cumulative APS charges are now £2 billion relative to the minimum fee required under the scheme of £2.5 billion. RBS recorded a pre-tax loss of £116 million. After a tax charge of £423 million and non-controlling interests, there was a £528 million loss attributable to ordinary and B shareholders, compared with a small attributable profit in Q4 2010.

Income
Group income fell 10% compared with Q4 2010 to £7,058 million, with a decline in Retail & Commercial following the disposal of GMS in Q4 2010 and movements in FVOD offset by seasonally strong results in GBM.

Net interest income was 8% lower, reflecting the continued run-off of Non-Core assets, higher funding costs and the shorter calendar quarter. Group net interest margin, adjusted for the number of days in the quarter, fell by 15 basis points to 2.04% compared with Q4 2010, primarily due to a one-off credit of £225 million in Q4 2010, with Core Retail & Commercial NIM up 6 basis points to 3.27%.

Non-interest income fell by 11% largely driven by a charge of £480 million in relation to movements in FVOD, compared with a gain of £582 million in the prior quarter, offset by lower charges in the fair value of the Asset Protection Scheme credit default swap and strong trading activity in GBM following a seasonally subdued Q4 2010. Non-Core results also showed a strong improvement, with lower disposal losses and fair value write-downs.

Highlights (continued)

First quarter results summary (continued)

Compared with Q1 2010, during which GBM benefited from favourable market conditions, Group income was 17% lower. Core Retail & Commercial income, adjusting for the disposal of GMS of £115 million, was up 5% on the same period.

Expenses
Group expenses were 4% lower than in Q4 2010. Continuing benefits from the cost reduction programmes undertaken across the divisions continue to drive good overall expense performance. Core Retail & Commercial expenses were down 2% from the fourth quarter, principally reflecting the GMS disposal, and were 6% lower than in Q1 2010.

GBM expenses rose by 23% from Q4 2010 (up 1% from Q1 2010), primarily due to variable compensation driven by the 50% increase in revenue, while Non-Core expenses were 33% lower (49% down from Q1 2010), benefiting from the reduction in its cost base following a number of disposals completed in Q4 2010 and Q1 2011.

As a result, the Group cost:income ratio fell to 61% while Core cost:income ratio was stable at 50%.

Impairments
Impairments continued on a downward trajectory, falling 9% during the quarter to £1,947 million, despite a charge of £1,300 million in relation to Ulster Bank Core and Non-Core portfolios.

Non-Core impairments were 11% lower, relative to Q4, reflecting the improving corporate environment, but with continued high impairment levels in Ulster Bank and in certain other commercial real estate books. Core impairments also fell, with improvements in UK Retail and in UK Corporate which benefited from a £108 million release of latent loss provisions, reflecting improving book quality and credit metrics. This more than offset higher Core Ulster Bank impairments.

Overall, customer loan impairments represented 1.5% of gross customer loans and advances, compared with 1.6% in Q4 2010 and 1.8% in Q1 2010.

Balance sheet
The Group balance sheet continued to strengthen in Q1 2011.

Non-Core third party assets (excluding derivatives) declined by £13 billion to £125 billion and the division is on track to reduce funded assets to below £100 billion by year-end. As at 31 March 2011, the division had a total of £7 billion of transactions agreed but not yet completed, with a strong pipeline of transactions under discussion.

Funding and liquidity
The Group loan:deposit ratio improved further to 115%, compared with 117% at 31 December 2010 and 131% at 31 March 2010, with deposit balances remaining steady while loans have declined, principally in GBM and Non-Core. The Core loan:deposit ratio remained at 96%.

Highlights (continued)

First quarter results summary (continued)

Short-term wholesale funding excluding derivative collateral increased from £129 billion to £145 billion during the first quarter of 2011 due to the inclusion of £16 billion of medium-term notes issued under the Credit Guarantee Scheme which will mature in Q1 2012. Utilisation of central bank funding was reduced from £26 billion to £19 billion over the course of the quarter. The liquidity portfolio remained slightly above target at £151 billion at 31 March 2011.

The Group issued £10 billion of term funding in Q1 2011, £3 billion higher than was issued in Q4 2010.

Capital
The Group’s Core Tier 1 ratio at 31 March 2011 strengthened to 11.2%, up 50 basis points on 31 December 2010 and 170 basis points higher than a year earlier. The increase largely reflected a £33 billion reduction in gross risk-weighted assets (RWAs), excluding the relief provided by the Asset Protection Scheme, to £538 billion, driven by asset run-off, disposals and restructurings and a reclassification of markets assets in Non-Core. The APS provides a benefit to the Core Tier 1 ratio of approximately 1.3% percentage points.

Regulation
RBS continues to embrace higher regulatory standards that will reinforce the higher benchmarks that banks themselves, and RBS specifically, are moving to worldwide. The impact of change will be substantial. Its direction is clear though important issues remain to be fully worked through. While the outcome will be a safer industry better serving society overall, the costs are also significant – these reduce bank returns for shareholders, increase bank costs and force savings elsewhere, and impact cost and availability of credit and other services to customers and the economy.

Regulatory change is marked in both areas of financial stability/safety and in conduct matters where modern regulatory requirements are driving increased exposures to fines and other conduct and customer sales costs. In the area of payment protection insurance (PPI), RBS continues to settle claims where we believe that the customer has not been treated fairly or has suffered some detriment. However, a decision on appeal of the court case, led by the BBA, has not yet been made as it relates to important other issues of retrospective regulation. The uncertainties around the outcome of the PPI action mean that, at this time, the Group is unable reliably to estimate any potential financial liability, although it could prove to be material.

The interim report of the UK Independent Commission on Banking (ICB), recently published, has thoughtful analysis and, in its passages supporting the global trends to greater capital, liquidity and resolution resilience, is in line with RBS thinking as well as with these global trends. The specific emerging recommendations will need much detailed work and discussion. Those around subsidiarisation, which are not in line with regulatory developments in other major economies, are likely to add to bank costs – impacting both customers and shareholders – without the safety gains that the broader global Basel process is delivering. The extent of the impact cannot be securely estimated until the ICB recommendations are finalised. RBS continues to engage constructively with those involved to find the best avenues to meet the ICB terms of reference.

Highlights (continued)

First quarter results summary (continued)

Customer franchises
In 2010 the Group focus on serving our customers better began to gain momentum, with many tangible examples of our businesses introducing new and refreshed customer-centric initiatives and investment strategies. This effort continues.

During the quarter UK Retail published the first externally assessed, six-monthly review of its RBS and NatWest Customer Charters. The report highlighted that the division delivered on 80% of the 25 goals outlined and although recognising this as a positive start, UK Retail is not complacent.

Both UK Corporate and Global Transaction Services (GTS) focussed on adding value to their customer proposition through the provision of additional support and advice. For instance, UK Corporate increased lending under the UK Government’s Enterprise Finance Guarantee (EFG) scheme and accounted for over 40% of these government-supported loans by the end of the quarter. Meanwhile, GTS maintained its commitment to helping UK businesses abroad, with the launch of an exporter hotline service providing customers with expert advice on the practicalities and opportunities of expanding in foreign markets.

Over the last year Wealth has invested in and developed technology solutions driven by a desire to improve customer service to its clients. The Q1 2011 launch of a new IT platform in Adam & Company was an important milestone in achieving this, and will be rolled out across the other Wealth businesses in the UK during the remainder of the year.

Ulster Bank’s support of customers who found themselves facing financial difficulty continued – with over 4,000 mortgage arrangements put in place through it's ‘Flex’ initiative which offers customers practical solutions to their money problems and in some cases can include temporary reductions to repayments or loan extensions if appropriate.

In the US, Citizens enhanced its commitment to providing banking services suited to its customers’ needs by offering free internet security software to online bank users, providing peace of mind to customers who value the convenience of banking from home or office.

GBM continues to invest to improve the customer experience. Q1 2011 saw the completion of GBM's programme to refresh RBSMarketplace, delivering a globally standardised, next generation internet and eCommerce platform, the foundation of a re-vitalised electronic trading and eCommerce proposition for its clients. In addition, GBM launched its research platform on both iPad and playbook allowing clients to access high-quality analysis, commentary and strategic trade ideas on the move.

Highlights (continued)

First quarter results summary (continued)

UK Lending

RBS exceeded all its lending targets for the March 2010 to February 2011 Lending Commitments period, with gross new facilities totalling £56.9 billion extended to UK businesses during the 12 month period, £6.9 billion above target. Net mortgage lending was £1.4 billion above target at £9.4 billion.

RBS will maintain its efforts to support UK customers and, along with four other banks, has agreed to seek to foster additional credit demand and to make available the capital and resources to support additional lending capacity in 2011, if demand should materialise beyond current expectations.

During Q1 2011, RBS extended £15.0 billion of gross new facilities to UK businesses. Although January and February saw comparatively weak volumes, with many companies in closed periods, larger corporates increased their borrowing activity in March, taking advantage of attractive rates available in the market to refinance existing loan facilities.

SME credit demand remained more muted, with £6.7 billion of gross new facilities extended during the quarter, down 7% from Q4 2010.

Repayments remain high, with many companies continuing to deleverage. However, drawn business lending balances at 31 March 2011 totalled £120.9 billion overall, compared with £118.8 billion at 31 December 2010. In the SME segment, drawn balances in RBS’s Core Business & Commercial operation were £1.5 billion higher at £51.3 billion, though this benefited from a transfer of portfolios from Non-Core in preparation for the sale of the RBS England & Wales branch-based business to Santander.

Applications for credit have continued to decline, with 72,000 applications received during Q1, down 18% from Q1 2010 and 27% below the levels recorded in Q1 2009. Survey evidence indicates that uncertainty about customer demand remains by far the most significant constraint to growth among SMEs, with 69% of SMEs citing orders or sales as the factor most likely to limit output over the next three months, according to the Confederation of British Industry SME Trends Report, compared with only 8% citing credit or finance.

Outlook

We expect continued progress in our Retail & Commercial businesses during the balance of 2011 through modest NIM expansion, positive operating leverage and gradual normalisation of impairments.

In Ireland, we expect total Ulster Bank Core and Non-Core impairments to remain elevated in the second quarter of 2011 before gradually declining in the second half.

GBM is off to a good start, although markets remain unpredictable.

Our Non-Core division continues to perform in line with its accelerated run-down objectives, while balancing the need to preserve shareholder capital.

Analysis of results

	Quarter ended
	31 March 2011	31 December 2010
Net interest income	£m	£m

Net interest income (1)	3,301	3,578

Average interest-earning assets	657,610	661,808

Net interest margin (2)
- Group	2.04%	2.19%
- Core
- Retail & Commercial (3)	3.27%	3.21%
- Global Banking & Markets	0.76%	0.93%
- Non-Core	0.90%	1.09%

Notes:
(1)	For further analysis refer to page 87.

(2)	The basis of calculating the net interest margin has been refined and is now based on daily averages rather than quarterly averages. Prior periods have been re-computed on the new basis.

(3)	Retail & Commercial comprises the UK Retail, UK Corporate, Wealth, Global Transaction Services, Ulster Bank and US Retail & Commercial divisions.

Key points

Q1 2011 compared with Q4 2010
•	Net interest income was 8% lower, reflecting the continued run-off of Non-Core assets, higher funding costs and the shorter calendar quarter.

•
Group NIM fell by 15 basis points to 2.04% compared with the prior quarter, primarily due to a one-off credit of £225 million in Q4 2010. Excluding this NIM benefitted from improving asset margins in Retail & Commercial and the reduction of low margin assets in Non-Core. These were also offset by tighter margins in GBM, and higher funding costs.

•
Core Retail & Commercial NIM improved to 3.27% from 3.21% in Q4 2010. UK Retail asset margins declined marginally, with lower front book margins reflecting the increasing proportion of higher quality, lower loan to value mortgage lending. UK Corporate NIM improved. Deposit margins were stable at low levels in all Retail & Commercial divisions.

Analysis of results (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
Non-interest income	£m	£m	£m

Net fees and commissions	1,382	1,603	1,479
Income from trading activities
- Asset Protection Scheme credit default swap - fair value charges	(469)	(725)	(500)
- fair value of own debt	(186)	110	41
- other	1,490	979	2,225
Other operating income
- strategic disposals	(23)	502	53
- fair value of own debt	(294)	472	(210)
- other	708	29	604

Non-interest income (excluding insurance net premium income)	2,608	2,970	3,692
Insurance net premium income	1,149	1,272	1,289

Total non-interest income	3,757	4,242	4,981

Key points

Q1 2011 compared with Q4 2010
•
Non-interest income decreased by 11%. The substantial increase in non-interest income in Q1 2011, excluding the impact of fair value of own debt, £480 million, was largely driven by strong trading results from GBM, where a rebound in credit markets activity, particularly in the early part of the quarter, followed a seasonally subdued Q4 2010. Non-Core non-interest income improved, with lower fair value write-downs on asset portfolios and reduced disposal losses.

•	UK Retail fees and commissions were lower, reflecting the absence of the profit share income received in Q4 and the restructuring of the division’s financial planning joint venture.

•	A tightening of the Group’s credit spreads resulted in a charge of £480 million in relation to movements in FVOD, compared with a gain of £582 million in the prior quarter.

•	Q4 2010 included a £502 million gain largely from the strategic disposal of Global Merchant Services.

•
APS is accounted for as a credit derivative, and movements in the fair value of the contract are taken as an ‘other’ item. The charge of £469 million in Q1 2011 primarily reflects a reduction in covered assets as well as improvement in credit spreads. The cumulative charge on APS now stands at £2,019 million.

Q1 2011 compared with Q1 2010
•	Although GBM trading results were strong during the quarter, income was lower than in the buoyant market conditions of Q1 2010.

•	The FVOD charge was £311 million higher than in Q1 2010.

•	Strategic disposals in Q1 2010 included the disposal of a segment of the Group’s asset management business.

Analysis of results (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
Operating expenses	£m	£m	£m

Staff costs	2,399	2,194	2,689
Premises and equipment	571	709	535
Other	921	1,048	1,011

Administrative expenses	3,891	3,951	4,235
Depreciation and amortisation
- amortisation of purchased intangible assets	44	96	65
- other	380	450	417
Write-down of goodwill and other intangible assets	-	10	-

Operating expenses	4,315	4,507	4,717

General insurance	912	1,151	1,107
Bancassurance	-	31	29

Insurance net claims	912	1,182	1,136

Key points

Q1 2011 compared with Q4 2010
•	Group operating expenses decreased by 4% from Q4 2010, as continued benefits from the Group’s cost reduction programme have kept expense growth in check.

•	There was a 9% rise in staff costs, largely reflecting an increase in GBM expenses driven by income 50% higher than in Q4 2010, partially offset by a fall in premises, equipment and other costs.

•
Insurance net claims fell to £912 million from £1,182 million largely driven by more benign weather conditions experienced during Q1 2011 and a return to more normalised claims levels on Non-Core legacy business.

•	Integration and restructuring costs decreased by 52% as costs in relation to business and country exits remain somewhat lumpy.

Q1 2011 compared with Q1 2010
•	Operating expenses fell by 9% compared with Q1 2010 reflecting the realisation of cost saving benefits from the Group cost reduction programme and various country exits throughout 2010.

•	Staff expenses decreased by 11% largely driven by the country and business exits in Non-Core since Q1 2010, and lower variable compensation in GBM in the quarter.

•	Insurance net claims decreased by 20% as bodily injury reserving stabilised and the severe weather experienced in Q1 2010 was not repeated.

•	Integration and restructuring costs reduced from Q1 2010 as costs relating to the ABN AMRO integration in 2009 were replaced with comparatively smaller business and country exit costs.

Analysis of results (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
Impairment losses	£m	£m	£m

Loan impairment losses	1,898	2,155	2,602
Securities impairment losses	49	(14)	73

Group impairment losses	1,947	2,141	2,675

Loan impairment losses
- latent	(107)	(116)	31
- collectively assessed	720	729	841
- individual assessed	1,285	1,555	1,730

Customer loans	1,898	2,168	2,602
Bank loans	-	(13)	-

Loan impairment losses	1,898	2,155	2,602

Customer loan impairment charge as % of gross loans and advances (1)
Group	1.5%	1.6%	1.8%
Core	0.8%	0.9%	0.9%
Non-Core	4.0%	4.4%	4.6%

Note:
(1)	Customer loan impairment charge as a percentage of gross loans and advances to customers including disposal groups and excluding reverse repurchase agreements.

Key points

Q1 2011 compared with Q4 2010
•
Total impairments fell by 9% in Q1 2011 despite a £135 million increase in Ulster Bank (Core and Non-Core). The decrease was driven by improvements in UK Retail and in UK Corporate which benefited from a £108 million release of latent loss provisions, reflecting improving book quality and credit metrics. Non-Core impairments were 11% lower reflecting the improving corporate environment.

•
Ulster Bank (Core and Non-Core) impairments continued to rise from Q4 2010, from £1,165 million to £1,300 million (12%). The Core increase was driven by continued deterioration in mortgage credit metrics together with a higher level of defaults recorded in the corporate investment and SME portfolios.

Q1 2011 compared with Q1 2010
•	Group impairments fell by 27% from Q1 2010 levels as the overall economic environment continued to improve.

•
In the Core business impairments fell by 10%. A 50% decrease in UK Retail, primarily reflecting lower arrears volumes on the unsecured portfolio, was offset by an increase in Ulster Bank impairments where the economic environment remains challenging. Both UK Corporate and US Retail & Commercial impairments fell, by 44% and 23% respectively.

•
Non-Core impairments decreased from £1,704 million to £1,075 million as the corporate environment improved, but with continued high impairment levels in Ulster Bank and certain other real estate portfolios.

Analysis of results (continued)

Capital resources and ratios	31 March 2011	31 December 2010	31 March 2010

Core Tier 1 capital	£49bn	£50bn	£54bn
Tier 1 capital	£60bn	£60bn	£71bn
Total capital	£64bn	£65bn	£82bn
Risk-weighted assets
- gross	£538bn	£571bn	£692bn
- benefit of the Asset Protection Scheme	(£98bn)	(£106bn)	(£125bn)
Risk-weighted assets	£440bn	£465bn	£567bn
Core Tier 1 ratio (1)	11.2%	10.7%	9.5%
Tier 1 ratio	13.5%	12.9%	12.5%
Total capital ratio	14.5%	14.0%	14.5%

Notes
(1)	Benefit of APS in Core Tier 1 ratio is 1.3% at 31 March 2011 (31 December 2010 - 1.2%; 31 March 2010 - 1.4%).

Key points

Q1 2011 compared with Q4 2010
•
The Core Tier 1 ratio improved by 50 basis points to 11.2% in Q1 2011, principally reflecting a £33 billion reduction in gross RWAs, excluding the benefit provided by the APS, driven by asset run-off, disposals and restructurings, and a reclassification of certain trades in Non-Core.

•	The APS provided relief equivalent to 1.3% of Core Tier 1.

Q1 2011 compared with Q1 2010
•	The Core Tier 1 ratio increased by 170 basis points from Q1 2010 levels, primarily due to a reduction of £154 billion in gross RWAs.

•	Non-Core RWAs fell by over £36 billion in the year driven by disposals, asset run-off and risk reduction.

Analysis of results (continued)

Balance sheet	31 March 2011	31 December 2010	31 March 2010

Total assets	£1,413bn	£1,454bn	£1,766bn
Funded balance sheet (1)	£1,052bn	£1,026bn	£1,303bn
Loans and advances to customers (2)	£494bn	£503bn	£554bn
Customer deposits (3)	£428bn	£429bn	£425bn

Notes:
(1)	Total assets excluding derivatives.
(2)	Excluding reverse repurchase agreements and stock borrowing.
(3)	Excluding repurchase agreements and stock lending.

Key points
•
Group funded assets, excluding derivatives, increased by £26 billion during the quarter to £1,052 billion at 31 March 2011. Non-Core funded assets continued to decline, falling by £13 billion to £125 billion. GBM assets increased by £27 billion from a seasonally low level at the end of 2010, but remain within the targeted range, and there has been modest growth in Retail & Commercial.

•
Loans and advances fell by £9 billion during the quarter, with portfolio run-off in Non-Core and GBM only partially offset by growth in Core UK Retail & Commercial lending. With deposits holding steady, the Group loan:deposit ratio improved to 115% while the Core loan:deposit ratio was stable at 96%.

•	Compared with 31 March 2010, funded assets fell by £251 billion, driven by the run-off of Non-Core.

Further discussion of the Group’s funding and liquidity position is included on pages 91 to 96.

Divisional performance

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Operating profit/(loss) by division
UK Retail	508	558	140
UK Corporate	493	333	318
Wealth	80	87	62
Global Transaction Services	187	267	233
Ulster Bank	(377)	(271)	(137)
US Retail & Commercial	80	64	40

Retail & Commercial	971	1,038	656
Global Banking & Markets	1,098	527	1,498
RBS Insurance	67	(9)	(50)
Central items	(43)	115	337

Core	2,093	1,671	2,441
Non-Core	(1,040)	(1,616)	(1,559)

	1,053	55	882
Reconciling items
Fair value of own debt	(480)	582	(169)
Asset Protection Scheme credit default swap - fair value changes	(469)	(725)	(500)
Amortisation of purchased intangible assets	(44)	(96)	(65)
Integration and restructuring costs	(145)	(299)	(168)
Strategic disposals	(23)	502	53
Bonus tax	(11)	(15)	(54)
Write-down of goodwill and other intangible assets	-	(10)	-
RFS Holdings minority interest	3	(2)	16

Group operating loss	(116)	(8)	(5)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Impairment losses by division
UK Retail	194	222	387
UK Corporate	105	219	186
Wealth	5	6	4
Global Transaction Services	20	3	-
Ulster Bank	461	376	218
US Retail & Commercial	110	105	143

Retail & Commercial	895	931	938
Global Banking & Markets	(24)	(5)	32
Central items	1	4	1

Core	872	930	971
Non-Core	1,075	1,211	1,704

Group impairment losses	1,947	2,141	2,675

Divisional performance (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	%	%	%

Net interest margin by division
UK Retail	4.04	4.05	3.71
UK Corporate	2.73	2.55	2.41
Wealth	3.45	3.29	3.42
Global Transaction Services	5.91	6.14	8.08
Ulster Bank	1.72	1.77	1.79
US Retail & Commercial	3.01	3.00	2.72

Retail & Commercial	3.27	3.21	3.01
Global Banking & Markets	0.76	0.93	1.13
Non-Core	0.90	1.09	1.27

Group net interest margin	2.04	2.19

	31 March 2011	31 December 2010		31 March 2010
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	50.3	48.8	3%	49.8	1%
UK Corporate	79.3	81.4	(3%)	91.3	(13%)
Wealth	12.6	12.5	1%	11.7	8%
Global Transaction Services	18.2	18.3	(1%)	20.4	(11%)
Ulster Bank	31.7	31.6	-	32.8	(3%)
US Retail & Commercial	53.6	57.0	(6%)	63.8	(16%)

Retail & Commercial	245.7	249.6	(2%)	269.8	(9%)
Global Banking & Markets	146.5	146.9	-	141.8	3%
Other	14.5	18.0	(19%)	9.6	51%

Core	406.7	414.5	(2%)	421.2	(3%)
Non-Core	128.5	153.7	(16%)	164.3	(22%)

Group before benefit of Asset Protection Scheme	535.2	568.2	(6%)	585.5	(9%)
Benefit of Asset Protection Scheme	(98.4)	(105.6)	(7%)	(124.8)	(21%)

Group before RFS Holdings minority interest	436.8	462.6	(6%)	460.7	(5%)
RFS Holdings minority interest	2.9	2.9	-	106.5	(97%)

	439.7	465.5	(6%)	567.2	(22%)

Divisional performance (continued)

Employee numbers by division (full time equivalents in continuing operations rounded to the nearest hundred)	31 March 2011	31 December 2010	31 March 2010

UK Retail	28,100	28,200	29,200
UK Corporate	13,100	13,100	12,400
Wealth	5,400	5,200	4,900
Global Transaction Services	2,700	2,600	3,500
Ulster Bank	4,300	4,200	4,300
US Retail & Commercial	15,400	15,700	15,700
Retail & Commercial	69,000	69,000	70,000
Global Banking & Markets	19,000	18,700	18,200
RBS Insurance	14,900	14,500	14,200
Group Centre	4,800	4,700	4,400

Core	107,700	106,900	106,800
Non-Core	6,700	6,900	14,900

	114,400	113,800	121,700
Business Services	34,100	34,400	38,000
Integration	-	300	300

Group	148,500	148,500	160,000

UK Retail

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Income statement
Net interest income	1,076	1,088	933

Net fees and commissions	289	328	273
Other non-interest income	15	74	73

Non-interest income	304	402	346

Total income	1,380	1,490	1,279

Direct expenses
- staff	(215)	(208)	(225)
- other	(113)	(71)	(133)
Indirect expenses	(350)	(400)	(365)

	(678)	(679)	(723)

Insurance net claims	-	(31)	(29)
Impairment losses	(194)	(222)	(387)

Operating profit	508	558	140

Analysis of income by product
Personal advances	275	275	234
Personal deposits	254	271	277
Mortgages	543	557	422
Cards	238	251	229
Other, including bancassurance	70	136	117

Total income	1,380	1,490	1,279

Analysis of impairments by sector
Mortgages	61	30	48
Personal	95	131	233
Cards	38	61	106

Total impairment losses	194	222	387

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.3%	0.1%	0.2%
Personal	3.3%	4.5%	7.1%
Cards	2.7%	4.0%	7.1%

Total	0.7%	0.8%	1.5%

UK Retail (continued)

Key metrics
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

Performance ratios
Return on equity (1)	26.2%	25.2%	7.1%
Net interest margin	4.04%	4.05%	3.71%
Cost:income ratio	49%	46%	57%

	31 March 2011	31 December 2010		31 March 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	93.0	90.6	3%	84.8	10%
- personal	11.4	11.7	(3%)	13.2	(14%)
- cards	5.6	6.1	(8%)	6.0	(7%)
	110.0	108.4	1%	104.0	6%
Customer deposits (excluding bancassurance)	96.1	96.1	-	89.4	7%
Assets under management (excluding deposits)	5.8	5.7	2%	5.3	9%
Risk elements in lending	4.6	4.6	-	4.7	(2%)
Loan:deposit ratio (excluding repos)	112%	110%	200bp	113%	(100bp)
Risk-weighted assets	50.3	48.8	3%	49.8	1%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions); Q4 2010 adjusted for timing of intra-quarter items.

Key points
UK Retail is committed to rebuilding customer trust and the reputation of its brands by becoming the most helpful and sustainable bank in the UK. During Q1 2011 the division developed increased online functionality and simplified the product offering as part of a continued effort to achieve this goal.

In March 2011 the first externally assessed, six-monthly review of the RBS and NatWest Customer Charters was published with UK Retail having delivered on 80% of the 25 goals outlined. Although this was a positive start, the division recognises that there is still far to go and will not be complacent. Already, further feedback is being sought from customers to ensure the Charters continue to really focus on delivering for our customers throughout 2011.

UK Retail has also continued with a major investment programme that began in 2010. This programme aims to support the improvement in customer service embodied by the Customer Charters by providing the division and its staff with the training and tools necessary to achieve the strategic goals of the division.

UK Retail (continued)

Key points (continued)
The economic environment in the UK remains challenging for the division’s customers and, while UK Retail remains focussed on providing support to customers who do find themselves in difficulty, the division also recognises the need for continued commitment to responsible lending - including first time buyers in the mortgage market.

Overall, Q1 2011 demonstrates continued progress towards achieving the business and strategic goals of the UK Retail division.

Q1 2011 compared with Q4 2010
•
Operating profit of £508 million in Q1 2011 was £50 million lower than in the previous quarter.  Excluding the lower Financial Services Compensation Scheme levy cost recognised in Q4 2010 and profit share payment received in the same quarter, operating profit increased £51 million in Q1 2011. Impairment losses improved by £28 million to £194 million.

•
UK Retail continued to drive strong growth in secured lending.
o    Mortgage balances increased 3% on Q4 2010. RBS lending volumes showed signs of recovery in the quarter, with more new mortgages written at lower loan to value ratios. Market share of new mortgage lending increased to 14% in the quarter, well above the Group’s 8% share of stock.
o    Unsecured lending fell by 4% in the quarter, in line with the Group’s continued focus on lower risk secured lending.
o    Total deposits remained flat in the quarter after a strong period of growth in Q4 2010.
o    The loan to deposit ratio at 31 March 2011 was 112%, slightly higher than the prior quarter ratio of 110%.

•
Net interest income fell by 1%, with net interest margin at 4.04%, a 1 basis point decline on Q4 2010. Asset margins fell marginally on Q4 2010, with rate upside offset by increased mortgage volumes written at lower loan to value ratios. Liability margins continued to contract in the quarter, largely reflecting the reduction in yield on current account hedges. Savings margins were broadly flat on Q4 2010.

•
Non-interest income fell by 24% from the prior quarter. Excluding the one-off profit share received in Q4 2010 and the impact of restructuring the division’s Bancassurance Joint Venture, fee income growth was 1% driven by an increase in transactional fees.

•
Overall expenses remained flat quarter on quarter. Excluding the lower Financial Services Compensation Scheme cost recognised in Q4 2010 and the effect of restructuring our Bancassurance Joint Venture, costs improved by 1%, with continued management focus on process re-engineering and technology investment. The cost:income ratio  increased marginally from 46% to 49%.

UK Retail (continued)

Q1 2011 compared with Q4 2010 (continued)
•
Impairment losses improved by 13% in Q1 2011. Impairments are expected to stabilise subject to normal seasonal fluctuations and broad stability within the economic environment.
o    Mortgage impairment losses were £61 million on a total book of £93 billion. The quarter on quarter increase of £31 million primarily reflects the continued impact of difficult housing market conditions on the recovery of already defaulted debt. Arrears rates, which continue to be supported by low interest rates and good book growth, were stable and remained below the Council of Mortgage Lenders industry average.
o    The unsecured portfolio impairment charge fell 31% to £133 million, on a book of £17 billion, with lower default volumes and improved collections performance. Industry benchmarks for cards arrears remain stable, with RBS continuing to perform better than the market.

•	Risk-weighted assets increased in the quarter, primarily reflecting business growth.

Q1 2011 compared with Q1 2010
•	Operating profit increased by £368 million, with income up 8%, costs down 6% and impairments 50% lower than in Q1 2010.

•	Net interest income was 15% higher than Q1 2010, with strong mortgage balance growth and recovering asset margins across all products but with continual competitive pressure on liability margins.

•	Costs were 6% lower than in Q1 2010, driven by careful management of process efficiencies within the branch network and operational centres. The cost:income ratio improved from 57% to 49%.

•	Impairment losses decreased by 50% on Q1 2010 primarily reflecting lower arrears on the unsecured portfolio.

•	Savings balances were up 11% on Q1 2010, significantly outperforming the market which remains intensely competitive. Personal current account balances remained largely flat over the same period.

UK Corporate

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Income statement
Net interest income	689	653	610

Net fees and commissions	244	251	224
Other non-interest income	88	79	105

Non-interest income	332	330	329

Total income	1,021	983	939

Direct expenses
- staff	(202)	(198)	(205)
- other	(90)	(93)	(103)
Indirect expenses	(131)	(140)	(127)

	(423)	(431)	(435)

Impairment losses	(105)	(219)	(186)

Operating profit	493	333	318

Analysis of income by business
Corporate and commercial lending	729	657	630
Asset and invoice finance	152	166	134
Corporate deposits	170	184	176
Other	(30)	(24)	(1)

Total income	1,021	983	939

Analysis of impairments by sector
Banks and financial institutions	3	12	2
Hotels and restaurants	8	18	16
Housebuilding and construction	32	47	14
Manufacturing	6	(9)	6
Other	1	(12)	37
Private sector education, health, social work, recreational and community services	11	21	8
Property	18	84	66
Wholesale and retail trade, repairs	16	31	18
Asset and invoice finance	10	27	19

Total impairment losses	105	219	186

UK Corporate (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial institutions	0.2%	0.8%	0.1%
Hotels and restaurants	0.5%	1.1%	1.0%
Housebuilding and construction	2.8%	4.2%	1.3%
Manufacturing	0.5%	(0.7%)	0.4%
Other	-	(0.2%)	0.5%
Private sector education, health, social work, recreational and community services	0.5%	0.9%	0.4%
Property	0.2%	1.1%	0.8%
Wholesale and retail trade, repairs	0.7%	1.3%	0.7%
Asset and invoice finance	0.4%	1.1%	0.8%

Total	0.4%	0.8%	0.7%

Key metrics
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

Performance ratios
Return on equity (1)	15.8%	11.8%	9.9%
Net interest margin	2.73%	2.55%	2.41%
Cost:income ratio	41%	44%	46%

	31 March 2011	31 December 2010		31 March 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	115.0	114.6	-	117.4	(2%)
Loans and advances to customers (gross)
- banks and financial institutions	6.0	6.1	(2%)	6.5	(8%)
- hotels and restaurants	6.7	6.8	(1%)	6.6	2%
- housebuilding and construction	4.5	4.5	-	4.3	5%
- manufacturing	5.1	5.3	(4%)	5.9	(14%)
- other	31.8	31.0	3%	31.1	2%
- private sector education, health, social work, recreational and community services	8.9	9.0	(1%)	8.5	5%
- property	30.2	29.5	2%	32.0	(6%)
- wholesale and retail trade, repairs	9.5	9.6	(1%)	10.4	(9%)
- asset and invoice finance	9.8	9.9	(1%)	9.0	9%
	112.5	111.7	1%	114.3	(2%)

Customer deposits	100.6	100.0	1%	91.4	10%
Risk elements in lending	4.6	4.0	15%	2.5	84%
Loan:deposit ratio (excluding repos)	110%	110%	-	124%	(1,400bp)
Risk-weighted assets	79.3	81.4	(3%)	91.3	(13%)

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax, adjusted for a one-off item in Q1 2011, divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

UK Corporate (continued)

Key points
UK Corporate has made good progress in enhancing the ways in which it services and adds value to its corporate and SME customers.

During Q1 2011, the division exceeded its overall business lending targets. The SME Customer Charter, introduced in 2009, underscores UK Corporate’s determination to service its business customers fairly and transparently. This has brought real advantages to customers, with more than 80,000 SMEs benefiting from the Charter’s overdraft price promise during the quarter.

UK Corporate has engaged in a £300 million investment programme over five years to strengthen its customer proposition, delivery channels, data analytics and risk discipline, and is increasing the number of experienced business managers in branches. The development of tailored propositions for targeted segments has delivered initial success, with strong customer recruitment among, for example, businesses run by women and start-ups.

Q1 2011 compared with Q4 2010
•	Operating profit increased by 48% to £493 million, driven by lower impairments and a revision to deferred income recognition assumptions which boosted income in the quarter.

•
Net interest income rose by 6% as a result of this revision to income deferral assumptions.  Adjusting for this, (£50 million), net interest income was stable with net interest margin holding up well despite the continuing pressure on deposit margins. Customer deposits continued to grow. The growth in lending in Q1 2011 resulted from a transfer from Non-Core in preparation for the sale of the RBS England & Wales branch-based business to Santander. Underlying net lending was slightly down as customer deleveraging persisted.

•	Non-interest income was broadly in line with Q4 2010 with fee accelerations from refinancing in the quarter offsetting lower Global Banking & Markets related income and lower operating lease activity.

•	Total costs remain under control, down 2%, despite a small number of fraud cases costing £15 million in Q1 2011.

•
Impairments of £105 million were £114 million lower than Q4 2010. This was primarily driven by a release of latent provisions reflecting improving book quality and credit metrics. In addition specific provisions fell, following the small number of specific, significant impairments recorded in Q4 2010.

Q1 2011 compared with Q1 2010
•	Operating profit was up £175 million or 55%, primarily driven by lower impairments, widening asset margins and revised deferred income recognition assumptions implemented in Q1 2011.

•
Excluding the deferred fee impact (£50 million), net interest income rose 5% and net interest margin increased 22 basis points, reflecting re-pricing of the lending portfolio. Customer deposits saw significant growth, up £9.2 billion (10%), through successful deposit-gathering initiatives. This contributed to an improvement in the loan to deposit ratio from 124% to 110%.

•	Non-interest income increased 1% as a result of strong refinancing activity largely offset by lower sales of financial market products.

•	Total costs decreased by 3% compared with Q1 2010, which included an OFT penalty of £29 million.

•	Impairments were 44% lower, reflecting improved book quality and credit metrics.

Wealth

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Income statement
Net interest income	167	160	143

Net fees and commissions	97	94	95
Other non-interest income	17	17	17

Non-interest income	114	111	112

Total income	281	271	255

Direct expenses
- staff	(100)	(96)	(99)
- other	(44)	(29)	(35)
Indirect expenses	(52)	(53)	(55)

	(196)	(178)	(189)

Impairment losses	(5)	(6)	(4)

Operating profit	80	87	62

Analysis of income
Private banking	231	220	204
Investments	50	51	51

Total income	281	271	255

Key metrics
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

Performance ratios
Return on equity (1)	19.0%	21.0%	15.9%
Net interest margin	3.45%	3.29%	3.42%
Cost:income ratio	70%	66%	74%

	31 March 2011	31 December 2010		31 March 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	7.8	7.8	-	6.8	15%
- personal	7.0	6.7	4%	6.2	13%
- other	1.7	1.6	6%	1.5	13%
	16.5	16.1	2%	14.5	14%
Customer deposits	37.5	36.4	3%	36.4	3%
Assets under management (excluding deposits)	34.4	32.1	7%	31.7	9%
Risk elements in lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos)	44%	44%	-	40%	400bp
Risk-weighted assets	12.6	12.5	1%	11.7	8%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Wealth (continued)

Key points
In Q1 2011 Wealth announced a new set of goals and strategic plans, which have been accompanied by significant management change. The new strategy focuses on a narrower range of territories, balancing mature and growth markets, where the Coutts brand is strong and resonant. Wealth is already making progress in the UK with an increased focus on investment advisory services, while internationally cash management services are receiving increasing attention.

The new Wealth strategy is underpinned by technology. A new IT platform, already in place within Wealth International was launched in Adam & Company during Q1 2011 and will be rolled out to the rest of the UK businesses during the year. This new platform will enhance the customer service provided to Wealth clients and allow for an integrated banking platform throughout the division. It is only the first of a number of planned technology investments to improve customer connectivity and take advantage of the growth opportunity the division represents.

Q1 2011 compared with Q4 2010
•
Operating profit decreased 8% to £80 million in the first quarter with an increase in income being more than offset by increased expenses as the division continues to invest in enhancing its strategic proposition.

•
Income increased 4% in Q1 2011, with net interest income up 4% primarily reflecting increased treasury income. As a result, net interest margin improved by 16 basis points. Non-interest income rose 3% reflecting growth in assets under management and improved brokerage income.

•	Expenses grew by 10% to £196 million reflecting significant investment to support strategic initiatives.

•	Lending volumes maintained strong momentum in the quarter with balances up a further 2%. Assets under management experienced strong growth of 7%.

Q1 2011 compared with Q1 2010
•	Q1 2011 operating profit of £80 million was 29% higher than Q1 2010 as a result of strong income growth reflecting continued increases in client assets and liabilities managed by the division.

•	Income increased by 10%, driven by a 17% increase in net interest income. Strong growth in lending margins and lending volumes was supported by increased deposit balances.

•	Expenses grew by 4% reflecting additional strategic investment offset by phasing of bonus expense.

•
Client assets and liabilities managed by the division increased by 7%. This reflects the success of attracting new customer deposits and sustained lending growth within the UK. There was continued recovery in assets under management as underlying balances grew 3% despite the impact of client losses in the international businesses, resulting from the private banker attrition previously experienced.

Global Transaction Services

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Income statement
Net interest income	260	263	217
Non-interest income	282	375	390

Total income	542	638	607

Direct expenses
- staff	(96)	(105)	(104)
- other	(29)	(51)	(33)
Indirect expenses	(210)	(212)	(237)

	(335)	(368)	(374)

Impairment losses	(20)	(3)	-

Operating profit	187	267	233

Analysis of income by product
Domestic cash management	212	207	194
International cash management	211	223	185
Trade finance	73	81	71
Merchant acquiring	3	80	115
Commercial cards	43	47	42

Total income	542	638	607

Key metrics
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

Performance ratios
Return on equity (1)	30.8%	42.7%	35.8%
Net interest margin	5.91%	6.14%	8.08%
Cost:income ratio	62%	58%	62%

	31 March 2011	31 December 2010		31 March 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	27.1	25.2	8%	25.6	6%
Loans and advances	17.2	14.4	19%	14.3	20%
Customer deposits	69.3	69.9	(1%)	64.6	7%
Risk elements in lending	0.2	0.1	100%	0.2	-
Loan:deposit ratio (excluding repos)	25%	21%	400bp	22%	300bp
Risk-weighted assets	18.2	18.3	(1%)	20.4	(11%)

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Global Transaction Services (continued)

Key points
Global Transaction Services (GTS) delivered a strong deposit-gathering performance over the past year and, with the reinforcement of the management of the business in January, the division is poised to take further advantage of its strong position as a liquidity manager and provider of working capital solutions to its customers.

During the first quarter success was achieved with innovative supply chain finance services, among other product developments, and GTS has continued its support of UK exporters in growing their businesses in new markets.

Q1 2011 compared with Q4 2010
•
Operating profit fell 30%, in part reflecting the sale of GMS, which completed on 30 November 2010. Adjusting for the disposal (£30 million), operating profit decreased 21% significantly driven by a specific impairment provision recognised in Q1 2011.

•	Excluding GMS (£80 million), income was 3% lower as a result of volume and pricing pressure in the International Cash Management and Trade businesses.

•	Expenses, excluding GMS (£50 million), increased by 5%, driven by higher technology and support infrastructure costs, partly offset by tight cost control of discretionary expenditure.

•	Q1 2011 impairment losses of £20 million included a single large provision.

•	Third party assets increased by £1.9 billion due to an increase in UK Domestic Cash Management lending. This affected the loan to deposit ratio, which increased by 400 basis points to 25%.

•
For the two months in Q4 2010 before completion of the disposal, GMS recorded income of £80 million, expenses of £50 million and an operating profit of £30 million. Q1 2011 includes £3 million of income from the ongoing investment that GTS holds in WorldPay.

Q1 2011 compared with Q1 2010
•	Operating profit decreased 20%, primarily reflecting the sale of GMS which completed on 30 November 2010. Adjusting for the disposal (£54 million), operating profit increased 5%.

•	Excluding GMS (£115 million), income was 10% higher, with a strong increase in income from Domestic and International Cash Management products driven by growth in interest-bearing balances.

•	Customer deposits increased by 7% to £69.3 billion as a result of higher international cash management balances reflecting further strengthening of deposit gathering initiatives.

•
Third party assets, excluding GMS (£1.4 billion), increased by £2.9 billion, driven by an increase in trade finance balances and the impact of Yen clearing activities brought in-house during 2010. The loan to deposit ratio increased by 300 basis points to 25%.

•	During Q1 2010, GMS recorded income of £115 million, total expenses of £61 million and an operating profit of £54 million.

Ulster Bank

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Income statement
Net interest income	169	187	188

Net fees and commissions	36	40	35
Other non-interest income	15	16	18

Non-interest income	51	56	53

Total income	220	243	241

Direct expenses
- staff	(56)	(57)	(66)
- other	(18)	(17)	(19)
Indirect expenses	(62)	(64)	(75)

	(136)	(138)	(160)

Impairment losses	(461)	(376)	(218)

Operating loss	(377)	(271)	(137)

Analysis of income by business
Corporate	113	122	145
Retail	113	124	112
Other	(6)	(3)	(16)

Total income	220	243	241

Analysis of impairments by sector
Mortgages	233	159	33
Corporate
- property	97	69	82
- other corporate	120	135	91
Other lending	11	13	12

Total impairment losses	461	376	218

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	4.3%	3.0%	0.8%
Corporate
- property	7.2%	5.1%	3.3%
- other corporate	5.5%	6.0%	3.5%
Other lending	2.8%	4.0%	2.0%

Total	5.0%	4.1%	2.3%

Ulster Bank (continued)

Key metrics
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

Performance ratios
Return on equity (1)	(41.9%)	(29.8%)	(14.9%)
Net interest margin	1.72%	1.77%	1.79%
Cost:income ratio	62%	57%	66%

	31 March 2011	31 December 2010		31 March 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	21.5	21.2	1%	16.1	34%
- corporate
- property	5.4	5.4	-	9.9	(45%)
- other corporate	8.8	9.0	(2%)	10.4	(15%)
- other lending	1.5	1.3	15%	2.4	(38%)

	37.2	36.9	1%	38.8	(4%)
Customer deposits	23.8	23.1	3%	23.7	-
Risk elements in lending
- mortgages	1.8	1.5	20%	0.7	157%
- corporate
- property	1.0	0.7	43%	1.0	-
- other corporate	1.6	1.2	33%	1.1	45%
- other lending	0.2	0.2	-	0.2	-

	4.6	3.6	28%	3.0	53%
Loan:deposit ratio (excluding repos)	147%	152%	(500bp)	159%	(1200bp)
Risk-weighted assets	31.7	31.6	-	32.8	(3%)

Spot exchange rate - €/£	1.131	1.160		1.122

Note:
(1)	Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
Ulster Bank’s results for Q1 2011 continue to be overshadowed by the challenging economic climate in Ireland, with impairments remaining elevated. Key priorities are the further development of Ulster Bank’s deposit-gathering franchise combined with cost control. Nonetheless, the early restructuring measures undertaken by Ulster Bank have left it in position to capitalise on those growth opportunities that are starting to emerge in the significantly more consolidated Irish banking market, particularly in export-oriented sectors.

Q1 2011 compared with Q4 2010
•	Operating loss for the quarter was £377 million, a deterioration of £106 million compared with the previous quarter. The key driver was an increase in impairment losses of £85 million.

•
Net interest income declined by 10% (9% in constant currency terms). Higher funding costs in both the wholesale and deposit markets more than offset actions to improve lending margins. Non-interest income fell 9% (11% in constant currency terms), partially reflecting the loss of income from the Merchant Services business, disposed of in Q4 2010.

Ulster Bank (continued)

Key points (continued)

Q1 2011 compared with Q4 2010 (continued)
•	Direct costs remained relatively flat, reflecting continued tight expense management.

•
Impairment losses were £461 million, an increase of 23% (22% on a constant currency basis), driven by the continued deterioration in retail mortgage credit metrics. Higher levels of default were also recorded in the Corporate Investment and SME portfolio. The credit quality of customers has continued to decline in line with market trends.

•	Deposits remained resilient in the period, up 3% (1% at constant exchange rates), with continued steady growth in both retail and business banking deposits.

•	Loans to customers increased by 1% (down 1% at constant exchange rates) as repayments continued to exceed demand for new lending, off set by movements in exchange rates.

Q1 2011 compared with Q1 2010
•	Income fell over the period reflecting the impact of higher funding costs and the continued high cost of deposit raising.

•	Expenses decreased by 15%, driven by the impact of the restructuring programme initiated in late 2009 and the continued focus on cost management.

•	Impairments rose by 111% (119% on a constant currency basis), reflecting the significant deterioration in customer credit quality combined with asset price deflation over the period.

•	Loans and advances to customers reduced by 4% reflecting the impact of muted new business demand and continued customer deleveraging.

•	Customer deposits have increased slightly over the period with strong growth in current and savings accounts offset by lower wholesale balances.

US Retail & Commercial (£ Sterling)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Income statement
Net interest income	451	467	468

Net fees and commissions	170	169	177
Other non-interest income	73	62	75

Non-interest income	243	231	252

Total income	694	698	720

Direct expenses
- staff	(197)	(204)	(215)
- other	(124)	(124)	(134)
Indirect expenses	(183)	(201)	(188)

	(504)	(529)	(537)

Impairment losses	(110)	(105)	(143)

Operating profit	80	64	40

Average exchange rate - US$/£	1.601	1.581	1.560

Analysis of income by product
Mortgages and home equity	109	128	115
Personal lending and cards	107	113	114
Retail deposits	216	206	226
Commercial lending	137	141	142
Commercial deposits	69	75	81
Other	56	35	42

Total income	694	698	720

Analysis of impairments by sector
Residential mortgages	6	3	19
Home equity	40	26	6
Corporate and commercial	17	54	49
Other consumer	20	6	56
Securities	27	16	13

Total impairment losses	110	105	143

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.4%	0.2%	1.1%
Home equity	1.1%	0.7%	0.1%
Corporate and commercial	0.3%	1.1%	1.0%
Other consumer	1.3%	0.3%	2.8%

Total	0.7%	0.7%	1.0%

US Retail & Commercial (£ Sterling) (continued)

Key metrics
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

Performance ratios
Return on equity (1)	4.4%	3.3%	1.9%
Net interest margin	3.01%	3.00%	2.72%
Cost:income ratio	72%	76%	74%

	31 March 2011	31 December 2010		31 March 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	70.6	71.2	(1%)	78.9	(11%)
Loans and advances to customers (gross)
- residential mortgages	5.6	6.1	(8%)	6.7	(16%)
- home equity	14.7	15.2	(3%)	16.2	(9%)
- corporate and commercial	20.2	20.4	(1%)	20.5	(1%)
- other consumer	6.4	6.9	(7%)	8.0	(20%)
	46.9	48.6	(3%)	51.4	(9%)
Customer deposits (excluding repos)	56.7	58.7	(3%)	62.5	(9%)
Risk elements in lending
- retail	0.5	0.4	25%	0.4	25%
- commercial	0.5	0.5	-	0.3	67%
	1.0	0.9	11%	0.7	43%
Loan:deposit ratio (excluding repos)	81%	81%	-	81%	-
Risk-weighted assets	53.6	57.0	(6%)	63.8	(16%)

Spot exchange rate - US$/£	1.605	1.552		1.517

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
•	Sterling strengthened relative to the US dollar during the first quarter, with the average exchange rate increasing by 1% compared with Q4 2010.

•	Performance is described in full in the US dollar-based financial statements set out on pages 38 and 39.

US Retail & Commercial (US Dollar)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	$m	$m	$m

Income statement
Net interest income	723	739	730

Net fees and commissions	273	267	276
Other non-interest income	116	100	116

Non-interest income	389	367	392

Total income	1,112	1,106	1,122

Direct expenses
- staff	(315)	(322)	(335)
- other	(198)	(197)	(207)
Indirect expenses	(293)	(317)	(293)

	(806)	(836)	(835)

Impairment losses	(177)	(168)	(224)

Operating profit	129	102	63

Analysis of income by product
Mortgages and home equity	175	201	180
Personal lending and cards	171	179	178
Retail deposits	346	329	351
Commercial lending	219	223	222
Commercial deposits	110	119	126
Other	91	55	65

Total income	1,112	1,106	1,122

Analysis of impairments by sector
Residential mortgages	9	5	30
Home equity	64	40	10
Corporate and commercial	28	87	77
Other consumer	33	11	87
Securities	43	25	20

Total impairment losses	177	168	224

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.4%	0.2%	1.2%
Home equity	1.1%	0.7%	0.2%
Corporate and commercial	0.3%	1.1%	1.0%
Other consumer	1.3%	0.4%	2.9%

Total	0.7%	0.8%	1.1%

US Retail & Commercial (US Dollar) (continued)

Key metrics
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

Performance ratios
Return on equity (1)	4.4%	3.3%	1.9%
Net interest margin	3.01%	3.00%	2.72%
Cost:income ratio	72%	76%	74%

	31 March 2011	31 December 2010		31 March 2010
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Total third party assets	113.2	110.5	2%	119.6	(5%)
Loans and advances to customers (gross)
- residential mortgages	9.1	9.4	(3%)	10.1	(10%)
- home equity	23.6	23.6	-	24.6	(4%)
- corporate and commercial	32.2	31.7	2%	31.1	4%
- other consumer	10.3	10.6	(3%)	12.1	(15%)
	75.2	75.3	-	77.9	(3%)
Customer deposits (excluding repos)	91.0	91.2	-	94.8	(4%)
Risk elements in lending
- retail	0.8	0.7	14%	0.6	33%
- commercial	0.8	0.7	14%	0.5	60%
	1.6	1.4	14%	1.1	45%
Loan:deposit ratio (excluding repos)	81%	81%	-	81%	-
Risk-weighted assets	86.0	88.4	(3%)	96.8	(11%)

Note:
(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of monthly average of divisional RWAs, adjusted for capital deductions).

Key points
Despite operating in a challenging market and regulatory environment, US Retail & Commercial’s “back-to-basics” strategy has made good progress in developing the division’s customer franchise.

US Retail & Commercial has taken a market leading role in providing transparency around overdraft fees, communicating to its customers what new regulations mean and how they will affect their banking. In February, Citizens received external recognition for superior customer experience.

Citizens has continued to expand its branch network selectively and increased ATM distribution through partnerships, enhancing convenience for its customers. It has also invested in innovative technology channels such as mobile banking through an iPhone and iPad application. Citizens’ active online banking penetration of households - a key driver of retention - continues to grow and remains superior to peers.

Consumer Finance has continued to strengthen its alignment with branch banking, further increasing the penetration of products to deposit households, particularly branch-based credit cards. The Commercial Banking business has achieved good momentum, expanding specialised lines of business such as franchise and health care lending, and expanding its cross-sales of capital markets and Global Transaction Services (GTS) products.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q1 2011 compared with Q4 2010
•
US Retail & Commercial posted an operating profit of £80 million ($129 million) compared with £64 million ($102 million) in the prior quarter. The Q1 2011 operating environment remained challenging, marked by low absolute interest rates, high but stable unemployment, a soft housing market and the impact of legislative changes.

•
Net interest income was down 3%. Product net interest income was up slightly from the previous quarter and net interest margin increased by 1 basis point. Loans and advances were flat, with continued run-off of fixed rate consumer products offset by commercial loan growth.

•	Non-interest income was up 5% driven by higher securities gains partially offset by lower mortgage banking income.

•	Total expenses were 5% lower than Q4 2010, which included a number of specific items such as higher litigation costs.

•
Impairment losses were up 5% reflecting higher impairments related to securities, partially offset by improving credit conditions across the portfolio. Excluding the impact of the securities impairments, credit costs generally remained stable or improved across the entire portfolio.

Q1 2011 compared with Q1 2010
•	Operating profit increased to £80 million ($129 million) from £40 million ($63 million), as impairments fell and expenses were reduced.

•
Net interest income was down 4%, as a result of a smaller balance sheet. Net interest margin improved by 29 basis points to 3.01% reflecting changes in deposit mix and continued discipline around deposit pricing, combined with the positive impact of the balance sheet restructuring programme carried out during Q3 2010.

•
Customer deposits were down 4% reflecting the impact of a changed pricing strategy on low margin term and time products partially offset by strong checking balance growth. Consumer checking balances grew by 7% while small business checking balances grew by 9%.

•
Non-interest income was in line with Q1 2010 reflecting lower deposit fees which were impacted by Regulation E legislative changes offset by higher gains on sales of securities. Regulation E prohibits financial institutions from charging consumers fees for paying overdrafts on automated teller machine (ATM) and one-off debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions.

•	Total expenses were down 6% primarily reflecting a change in accrual methodology relating to the annual incentive plan and lower Federal Deposit Insurance Corporation (FDIC) deposit insurance levies.

•
Impairment losses declined by 23% reflecting a gradual improvement in the underlying credit environment partially offset by higher impairments related to securities. Loan impairments as a percentage of loans and advances have declined to 0.7% from 1.0%.

Global Banking & Markets

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Income statement
Net interest income from banking activities	190	225	382
Funding costs of rental assets	(10)	(11)	(9)

Net interest income	180	214	373

Net fees and commissions receivable	338	381	286
Income from trading activities	1,558	1,285	2,013
Other operating income	304	(293)	152

Non-interest income	2,200	1,373	2,451

Total income	2,380	1,587	2,824

Direct expenses
- staff	(863)	(554)	(887)
- other	(216)	(292)	(184)
Indirect expenses	(227)	(219)	(223)

	(1,306)	(1,065)	(1,294)

Impairment losses	24	5	(32)

Operating profit	1,098	527	1,498

Analysis of income by product
Rates - money markets	(74)	(65)	88
Rates - flow	733	413	699
Currencies & commodities	224	178	295
Credit and mortgage markets	885	433	959
Portfolio management and origination	337	445	469
Equities	275	183	314

Total income	2,380	1,587	2,824

Analysis of impairments by sector
Manufacturing and infrastructure	32	2	(7)
Property and construction	6	10	8
Banks and financial institutions	(23)	54	16
Other	(39)	(71)	15

Total impairment losses	(24)	(5)	32

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	(0.1%)	-	0.1%

Global Banking & Markets (continued)

Key metrics
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

Performance ratios
Return on equity (1)	20.8%	10.2%	30.5%
Net interest margin	0.76%	0.93%	1.13%
Cost:income ratio	55%	67%	46%
Compensation ratio (2)	36%	35%	31%

	31 March 2011	31 December 2010		31 March 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers	70.1	75.1	(7%)	91.5	(23%)
Loans and advances to banks	46.2	44.5	4%	42.0	10%
Reverse repos	105.1	94.8	11%	93.1	13%
Securities	132.2	119.2	11%	116.6	13%
Cash and eligible bills	33.9	38.8	(13%)	61.9	(45%)
Other	35.8	24.3	47%	38.6	(7%)

Total third party assets (excluding derivatives mark-to-market)	423.3	396.7	7%	443.7	(5%)
Net derivative assets (after netting)	34.5	37.4	(8%)	66.9	(48%)
Customer deposits (excluding repos)	36.6	38.9	(6%)	47.0	(22%)
Risk elements in lending	1.8	1.7	6%	1.2	50%
Loan:deposit ratio (excluding repos)	191%	193%	(200bp)	195%	(400bp)
Risk-weighted assets	146.5	146.9	-	141.8	3%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Compensation ratio is based on staff costs as a percentage of total income.

Key points
Q1 2011 witnessed a strong rebound in investor activity, compared with the prior quarter, which benefited GBM’s credit and mortgage franchises. This rebound lessened over the course of the quarter with the re-emergence of sovereign debt concerns and global economic uncertainty compounded by events in the Middle East and Japan. Specific exposure to these regions is limited, but these events had a dampening effect on overall client activity in the quarter.

Nevertheless, GBM continued to deliver on its strategic plan, focusing on its chosen client franchises and achieving its targeted return and efficiency metrics while investing for the future.

Global Banking & Markets (continued)

Key points (continued)

Q1 2011 compared with Q4 2010
•	Operating profit increased to £1,098 million with strong growth in income.

•	Revenue increased 50% on a slow Q4 2010, although investor confidence remained fragile:

○ The underlying Money Markets business was profitable but, as in Q4 2010, this was more than offset by the cost of the division’s funding activities.

○ Rates Flow and Currencies benefited from a rebound in market opportunities early in the quarter.

○ Credit and Mortgage Markets were well positioned to take advantage of higher activity driven by increased client risk appetite coupled with limited issuance.

○ The underlying Portfolio Management and Origination business remained broadly flat; the decline in revenue was driven by movements in market derivative values.

○ Equities had a solid quarter and improved sharply in comparison to a quiet Q4 2010.

•
The fall in net interest margin from 0.93% to 0.76% reflected a lengthening of the GBM funding profile and continuing margin compression on the portfolio as markets normalised and loans were booked or refinanced at finer margins.

•	Total costs increased £241 million in the quarter, primarily reflecting higher performance-related pay driven by the increase in revenue. This was partially offset by lower non-staff costs.

•	Impairments generated a net gain of £24 million in Q1 2011 as a small number of specific impairments were offset by a release of latent loss provision.

•	Third party assets increased by £27 billion from a seasonally low Q4 2010 level, but remained comfortably within the targeted range of £400 - £450 billion.

•	Risk-weighted assets remained flat, reflecting continued focus on the balance sheet and a prudent approach to risk management.

•	Return on equity of 20.8% was driven by the improved revenue performance on unchanged risk-weighted assets.

Q1 2011 compared with Q1 2010
•	Operating profit declined by 27% driven by a fall in revenue.

•	Although Q1 2011 began strongly, activity across all business lines was more restrained than Q1 2010 which benefitted from more buoyant client demand.

•	Total costs remained flat, with lower staff costs but an increase in non-staff costs, primarily driven by increased depreciation charges reflecting previous strategic investment.

•	Q1 impairments were minimal in both periods.

RBS Insurance

	Quarter ended
	31 March 2011	31 December 2010*	31 March 2010*
	£m	£m	£m

Income statement
Earned premiums	1,065	1,100	1,130
Reinsurers' share	(54)	(40)	(34)

Net premium income	1,011	1,060	1,096
Fees and commissions	(75)	(133)	(90)
Other income	134	185	131

Total income	1,070	1,112	1,137

Direct expenses:
- staff	(76)	(72)	(70)
- other	(87)	(77)	(86)
Indirect expenses	(56)	(74)	(65)

	(219)	(223)	(221)

Net claims	(784)	(898)	(966)

Impairment losses	-	-	-

Operating profit/(loss)	67	(9)	(50)

Analysis of income by product
Personal lines motor excluding broker
- own brands	468	504	489
- partnerships	80	100	92
Personal lines home excluding broker
- own brands	121	123	121
- partnerships	102	104	106
Personal lines other excluding broker
- own brands	47	51	52
- partnerships	48	5	59
Other
- commercial	81	83	85
- international	87	90	85
- other (1)	36	52	48

Total income	1,070	1,112	1,137

* Revised to reflect reclassifications between certain income statement captions. The operating loss is unchanged.

RBS Insurance (continued)

Key metrics
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

In-force policies (000’s)
Personal lines motor excluding broker
- own brands	4,071	4,162	4,623
- partnerships	559	645	797
Personal lines home excluding broker
- own brands	1,738	1,758	1,755
- partnerships	1,836	1,850	1,896
Personal lines other excluding broker
- own brands	2,009	2,005	2,346
- partnerships	8,574	8,177	7,350
Other
- commercial	383	352*	264
- international	1,234	1,082	1,014
- other (1)	418	644	1,108

Total in-force policies (2)	20,822	20,675*	21,153

Gross written premium (£m)	1,037	988	1,090

Performance ratios
Return on equity (3)	7.0%	(0.9%)	(5.6%)
Loss ratio (4)	77%	85%	88%
Commission ratio (5)	8%	15%	9%
Expense ratio (6)	21%	19%	18%
Combined operating ratio (7)	106%	119%	116%

Balance sheet
General insurance reserves - total (£m)	7,541	7,559	7,101

*Revised

Notes:
(1)	Other is predominantly made up of the discontinued personal lines broker business.
(2)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan and card repayment payment protection.

(3)	Divisional return on equity is based on divisional operating profit/(loss) after tax, divided by divisional average notional equity (based on regulatory capital).
(4)	Loss ratio is based on net claims divided by net premium income for the UK businesses.
(5)	Commission ratio is based on fees and commissions divided by gross written premium for the UK businesses.
(6)	Expense ratio is based on expenses (excluding fees and commissions) divided by gross written premium for the UK businesses.
(7)	Combined operating ratio is expenses (including fees and commissions) divided by gross written premium added to the loss ratio, for the UK businesses.

Key points
RBS Insurance returned to profit in the first quarter of 2011 with an operating profit of £67 million. RBS Insurance continues on a significant programme of investment designed to achieve a substantial improvement in operational and financial performance, ahead of the planned divestment of the business, with a current target date of the second half of 2012. New pricing models and business selection criteria have been the main drivers of the turnaround, coupled with early benefits from new claims processes.

RBS Insurance (continued)

Key points (continued)
While overall motor volumes have been deliberately reduced over recent months, new business continues to be grown in selected areas. In March 2011, negotiations started with Sainsbury's Finance with the intention of forming a long-term strategic partnership for the supply of car insurance under the Sainsbury's brand. RBS Insurance also entered the premium insurance market with the launch of Select Insurance from Direct Line.

Initiatives to grow ancillary income, implemented during 2010, continued to deliver into 2011.

Claims and underwriting profit showed strong improvement due to pricing methodology and underwriting selection which resulted in lower claims in the personal and commercial motor business. Overall prior year reserve impact was broadly neutral with a modest release from 2010 accident year motor reserves, which compensated for some adverse development in reserves for the end-December 2010 severe weather event.

Overall underwriting profit at £222 million was substantially better than recent quarters and the highest quarterly figure since Q2 2009.

The actions being taken to improve claims processes and operating efficiency, together with continued focus on pricing and underwriting, are intended to achieve major increases to profitability in future periods.

In the home business, gross written premiums and total income were stable compared with Q4 2010 and Q1 2010.

The International business continued to grow in Q1 2011 with gross written premium for the quarter up 28% on the same quarter in 2010. The Italian business performed strongly due largely to the Fiat partnership and the German business also increased gross written premium by 4% against Q1 2010 in a flat market.

Q1 2011 compared with Q4 2010
•	There was a return to profitability with an operating profit of £67 million in Q1 2011, compared with a Q4 2010 operating loss of £9 million, driven by lower claims.

•	Claims fell by £114 million, 13%, largely because there was no repeat of December 2010’s severe weather.

•	The total number of in-force policies increased marginally due to new travel policy business from the Nationwide Building Society partnership.

Q1 2011 compared with Q1 2010
•
The operating profit of £67 million for Q1 2011 was a significant improvement from the loss of £50 million in Q1 2010. A £67 million decrease in income was more than offset by a £182 million reduction in claims.

•	Net claims were 19% lower reflecting the de-risking of the portfolio and improved performance in motor.

RBS Insurance (continued)

Key points (continued)

Q1 2011 compared with Q1 2010 (continued)
•
Total income was down 6% compared with Q1 2010, driven by the managed reduction in the risk of the UK motor book throughout 2010 and into 2011 and the exit of the motor broker business. The fall in in-force policies was partially offset by significant premium increases, in line with industry trends. Average motor premiums for RBS Insurance were up 9% in Q1 2011 compared with Q1 2010.

•
Total expenses of £219 million were broadly stable. However, as RBS Insurance prepares to reshape for divestment, certain functions and capability (including systems development) are being developed to replace services provided by RBS Group. This results in a switch from indirect expenses to staff and other direct expenses.

Central items

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Central items not allocated	(43)	115	337

Operating profit/(loss)	(43)	115	337

Note:
(1)	Costs/charges are denoted by brackets.

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

Q1 2011 compared with Q4 2010
•
Central items not allocated represented a charge of £43 million versus a credit of £115 million in the previous quarter. This movement was primarily due to lower net gains and adverse IFRS volatility and other volatile Treasury items.

Q1 2011 compared with Q1 2010
•
Central items not allocated represented a net charge of £43 million versus a credit of £337 million in Q1 2010. This movement is primarily driven by a £170 million VAT recovery in Q1 2010 which was not repeated as well as unallocated Group Treasury items, including the impact of economic hedges that do not qualify for IFRS hedge accounting.

Non-Core

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Income statement
Net interest income from banking activities	301	419	568
Funding costs of rental assets	(51)	(61)	(69)

Net interest income	250	358	499

Net fees and commissions	47	164	100
Loss from trading activities	(296)	(146)	(127)
Insurance net premium income	138	181	168
Other operating income
- rental income	243	161	256
- other (1)	104	(397)	21

Non-interest income	236	(37)	418

Total income	486	321	917

Direct expenses
- staff	(91)	(105)	(252)
- operating lease depreciation	(87)	(108)	(109)
- other	(69)	(141)	(156)
Indirect expenses	(76)	(127)	(122)

	(323)	(481)	(639)

Insurance net claims	(128)	(245)	(133)
Impairment losses	(1,075)	(1,211)	(1,704)

Operating loss	(1,040)	(1,616)	(1,559)

Note:
(1)	Includes losses on disposals (quarter ended 31 March 2011 - £35 million; quarter ended 31 December 2010 - £247 million; quarter ended 31 March 2010 - £1 million).

Non-Core (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Analysis of income by business
Banking & portfolios	598	157	630
International businesses & portfolios	89	84	269
Markets	(201)	80	18

Total income	486	321	917

Loss from trading activities
Monoline exposures	(130)	(57)	-
Credit derivative product companies	(40)	(38)	(31)
Asset-backed products (1)	66	33	(55)
Other credit exotics	(168)	21	11
Equities	1	11	(7)
Banking book hedges	(29)	(70)	(36)
Other (2)	4	(46)	(9)

	(296)	(146)	(127)

Impairment losses
Banking & portfolios	1,058	1,258	1,579
International businesses & portfolios	20	59	68
Markets	(3)	(106)	57

Total impairment losses	1,075	1,211	1,704

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (3)
Banking & portfolios	4.1%	4.6%	4.7%
International businesses & portfolios	2.1%	5.2%	2.1%
Markets	(0.1%)	(38.4%)	55.1%

Total	4.0%	4.4%	4.6%

Notes:
(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Includes profits in RBS Sempra Commodities JV (quarter ended 31 March 2011 - nil; quarter ended 31 December 2010 - £19 million; quarter ended 31 March 2010 - £127 million).
(3)	Includes disposal groups.

Non-Core (continued)

Key metrics
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

Performance ratios
Net interest margin	0.90%	1.09%	1.27%
Cost:income ratio	66%	150%	70%

	31 March 2011	31 December 2010		31 March 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (1)
Total third party assets (excluding derivatives)	124.8	137.9	(9%)	193.5	(36%)
Total third party assets (including derivatives)	137.1	153.9	(11%)	212.6	(36%)
Loans and advances to customers (gross)	101.0	108.4	(7%)	141.2	(28%)
Customer deposits	7.1	6.7	6%	10.2	(30%)
Risk elements in lending	24.0	23.4	3%	24.0	-
Risk-weighted assets (2)	128.5	153.7	(16%)	164.3	(22%)

Notes:
(1)	Includes disposal groups.
(2)
Includes RBS Sempra Commodities JV (31 March 2011 Third party assets (TPAs) £3.9 billion, RWAs £2.4 billion; 31 December 2010 TPAs £6.7 billion, RWAs £4.3 billion; 31 March 2010 TPAs £14.0 billion, RWAs £11.1 billion).

	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Gross customer loans and advances
Banking & portfolios	98.0	104.9	132.3
International businesses & portfolios	2.9	3.5	8.8
Markets	0.1	-	0.1

	101.0	108.4	141.2

Risk-weighted assets
Banking & portfolios	76.5	83.5	94.3
International businesses & portfolios	5.1	5.6	10.6
Markets	46.9	64.6	59.4

	128.5	153.7	164.3

Non-Core (continued)

Third party assets (excluding derivatives)

Quarter ended 31 March 2011
	31 December 2010	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 March 2011
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	42.6	(3.0)	(0.4)	0.2	(1.0)	0.3	38.7
Corporate	59.8	(1.9)	(2.4)	0.8	-	(0.3)	56.0
SME	3.7	(0.6)	-	-	-	-	3.1
Retail	9.0	(0.4)	-	-	(0.1)	(0.2)	8.3
Other	2.5	-	-	-	-	-	2.5
Markets	13.6	(1.1)	-	0.1	-	(0.3)	12.3

Total (excluding derivatives)	131.2	(7.0)	(2.8)	1.1	(1.1)	(0.5)	120.9
Markets - RBS Sempra Commodities JV	6.7	(0.3)	(2.3)	-	-	(0.2)	3.9

Total (1)	137.9	(7.3)	(5.1)	1.1	(1.1)	(0.7)	124.8

Quarter ended 31 December 2010
	30 September 2010	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 December 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	46.5	(2.3)	(0.8)	0.4	(1.2)	-	42.6
Corporate	66.1	(2.0)	(4.9)	0.4	-	0.2	59.8
SME	3.9	(0.3)	-	0.1	-	-	3.7
Retail	10.3	(0.6)	(0.7)	-	(0.1)	0.1	9.0
Other	2.6	(0.1)	-	-	-	-	2.5
Markets	16.5	0.2	(3.7)	0.3	0.1	0.2	13.6

Total (excluding derivatives)	145.9	(5.1)	(10.1)	1.2	(1.2)	0.5	131.2
Markets - RBS Sempra Commodities JV	8.3	1.4	(3.0)	-	-	-	6.7

Total (1)	154.2	(3.7)	(13.1)	1.2	(1.2)	0.5	137.9

Quarter ended 31 March 2010
	31 December 2009	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 March 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	51.3	(1.5)	-	0.2	(1.1)	0.6	49.5
Corporate	82.6	(4.6)	(1.2)	0.4	(0.4)	2.0	78.8
SME	3.9	-	-	-	-	0.1	4.0
Retail	19.9	(0.4)	(0.2)	0.1	(0.2)	0.6	19.8
Other	4.7	(1.6)	-	0.2	-	-	3.3
Markets	24.4	(1.2)	(0.3)	-	-	1.2	24.1

Total (excluding derivatives)	186.8	(9.3)	(1.7)	0.9	(1.7)	4.5	179.5
Markets - RBS Sempra Commodities JV	14.2	(1.2)	-	-	-	1.0	14.0

Total (1)	201.0	(10.5)	(1.7)	0.9	(1.7)	5.5	193.5

Note:
(1)	£7 billion of disposals have been signed as of 31 March 2011 but are pending closing (31 December 2010 - £12 billion; 31 March 2010 - £2 billion).

Non-Core (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Loan impairment losses by donating division and sector

UK Retail
Mortgages	(3)	1	3
Personal	3	2	2

Total UK Retail	-	3	5

UK Corporate
Manufacturing and infrastructure	-	5	(5)
Property and construction	13	103	54
Transport	20	(20)	-
Banks and financials	3	51	24
Lombard	18	50	25
Other	11	50	57

Total UK Corporate	65	239	155

Ulster Bank
Mortgages	-	-	20
Commercial real estate
- investment	223	206	99
- development	503	596	362
Other corporate	107	(19)	51
Other EMEA	6	6	20

Total Ulster Bank	839	789	552

US Retail & Commercial
Auto and consumer	25	37	15
Cards	(7)	3	14
SBO/home equity	53	51	102
Residential mortgages	4	(1)	12
Commercial real estate	19	31	63
Commercial and other	(3)	2	2

Total US Retail & Commercial	91	123	208

Global Banking & Markets
Manufacturing and infrastructure	(2)	15	29
Property and construction	105	176	472
Transport	(6)	24	1
Telecoms, media and technology	(11)	(23)	(11)
Banks and financials	1	19	161
Other	(8)	(163)	101

Total Global Banking & Markets	79	48	753

Other
Wealth	1	-	28
Global Transaction Services	-	7	3
Central items	-	2	-

Total Other	1	9	31

Total impairment losses	1,075	1,211	1,704

Non-Core (continued)

	31 March 2011	31 December 2010	31 March 2010
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	1.6	1.6	1.8
Personal	0.3	0.4	0.6

Total UK Retail	1.9	2.0	2.4

UK Corporate
Manufacturing and infrastructure	0.2	0.3	0.4
Property and construction	8.0	11.4	13.2
Transport	5.1	5.4	5.8
Banks and financials	0.8	0.8	1.0
Lombard	1.5	1.7	2.7
Invoice finance	-	-	0.4
Other	7.5	7.4	9.2

Total UK Corporate	23.1	27.0	32.7

Ulster Bank
Mortgages	-	-	6.1
Commercial real estate
- investment	3.9	4.0	2.8
- development	8.9	8.4	5.7
Other corporate	2.0	2.2	1.3
Other EMEA	0.5	0.4	1.1

Total Ulster Bank	15.3	15.0	17.0

US Retail & Commercial
Auto and consumer	2.4	2.6	3.2
Cards	0.1	0.1	0.2
SBO/home equity	2.9	3.2	3.7
Residential mortgages	0.7	0.7	1.2
Commercial real estate	1.4	1.5	2.0
Commercial and other	0.4	0.5	0.8

Total US Retail & Commercial	7.9	8.6	11.1

Global Banking & Markets
Manufacturing and infrastructure	8.9	8.7	17.2
Property and construction	19.1	19.6	23.4
Transport	4.5	5.5	6.0
Telecoms, media and technology	1.1	0.9	3.4
Banks and financials	11.1	12.0	16.1
Other	8.2	9.0	11.7

Total Global Banking & Markets	52.9	55.7	77.8

Other
Wealth	0.4	0.4	2.4
Global Transaction Services	0.2	0.3	0.8
RBS Insurance	0.1	0.2	0.2
Central items	(1.0)	(1.0)	(4.3)

Total Other	(0.3)	(0.1)	(0.9)

Gross loans and advances to customers (excluding reverse repurchase
agreements)	100.8	108.2	140.1

Non-Core (continued)

Key points
Non-Core continues to make good progress in balance sheet reduction and is on track to reduce funded assets to below £100 billion by the end of 2011. 24 of 30 country/whole business exits have been agreed or completed, and so far this year Non-Core has signed and/or completed over 190 portfolio asset disposals and run-off.

Momentum continues from the previous year - Non-Core has now realised £6 billion of the £12 billion of transactions signed but not completed by the end of 2010, which included assets totalling £3 billion which were returned to Core in preparation for the sale of the RBS England and Wales branch-based business to Santander.

Overall Q1 2011 saw a reduction of £13 billion in assets and Non-Core continues to develop a healthy pipeline of transactions, typically with a six to nine month execution cycle. At the end of Q1 2011 there were signed but not completed transactions totalling £7 billion, including those remaining from end 2010.

Since December 2009, headcount has fallen from 15,100 to 6,700, largely as a result of the completion of country exits.

The division is central to the strategy which will return RBS Group to standalone strength, and Non-Core continues to deliver results in what is a challenging and complex environment with significant regulatory headwinds.

As Non-Core continues to reduce, income and expenses are falling in line with expectations. Impairments remain high, driven by continued difficulties in Ireland, where high impairment charges are expected to persist. Non-Core is also still experiencing higher impairment charges in real estate. Across the remaining book impairment losses have eased as fewer cases flow into restructuring units.

Q1 2011 compared with Q4 2010
•
Non-Core made further progress in its asset reduction programme, with third party assets (excluding derivatives) declining by £13 billion to £125 billion, driven by disposals of £5 billion and run-off of £7 billion which included £3 billion of assets transferred to Core in preparation for the sale of the RBS England and Wales branch-based business to Santander.

•	Risk-weighted assets decreased by £25 billion driven principally by asset run-off, changes in certain asset reclassifications, and foreign exchange movements.

•	Non-Core operating loss was £1,040 million in the first quarter, compared with £1,616 million in Q4 2010. This primarily reflects:

	○	Continued decrease in net interest income, reflecting ongoing balance sheet reduction.
	○	Higher trading losses of £296 million, reflecting costs of portfolio de-risking and net losses, after CVA, on monoline related structures.
	○	Fair value gains arising from equity positions held in restructured assets.
	○	Lower expenses following exits from a number of countries in 2010.
	○	Impairments were lower, reflecting the improving corporate environment, but with continued high impairment levels in Ulster Bank.

Non-Core (continued)

Key points (continued)

Q1 2011 compared with Q1 2010
•	Third party assets have declined £69 billion (36%) since Q1 2010 reflecting run-off (£30 billion) and disposals (£37 billion).

•	Risk-weighted assets were £36 billion lower, driven principally by disposals and run-offs, offset by increases from regulatory changes.

•
In addition to the impact of continuing balance sheet reduction on net interest income, non-interest income was lower as a result of higher disposal losses, increased trading losses and a fall in associated income following the sale of the RBS Sempra Commodities joint venture in the second half of 2010.

Condensed consolidated income statement
for the quarter ended 31 March 2011

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Interest receivable	5,401	5,612	5,692
Interest payable	(2,100)	(2,032)	(2,150)

Net interest income	3,301	3,580	3,542

Fees and commissions receivable	1,642	2,052	2,051
Fees and commissions payable	(260)	(449)	(572)
Income from trading activities	835	364	1,766
Other operating income (excluding insurance premium income)	391	1,003	447
Insurance net premium income	1,149	1,272	1,289

Non-interest income	3,757	4,242	4,981

Total income	7,058	7,822	8,523

Staff costs	(2,399)	(2,194)	(2,689)
Premises and equipment	(571)	(709)	(535)
Other administrative expenses	(921)	(1,048)	(1,011)
Depreciation and amortisation	(424)	(546)	(482)
Write-down of goodwill and other intangible assets	-	(10)	-

Operating expenses	(4,315)	(4,507)	(4,717)

Profit before other operating charges and impairment losses	2,743	3,315	3,806
Insurance net claims	(912)	(1,182)	(1,136)
Impairment losses	(1,947)	(2,141)	(2,675)

Operating loss before tax	(116)	(8)	(5)
Tax (charge)/credit	(423)	3	(107)

Loss from continuing operations	(539)	(5)	(112)
Profit from discontinued operations, net of tax	10	55	313

(Loss)/profit for the period	(529)	50	201
Non-controlling interests	1	(38)	(344)
Preference share and other dividends	-	-	(105)

(Loss)/profit attributable to ordinary and B shareholders	(528)	12	(248)

Basic loss per ordinary and B share from continuing operations	(0.5p)	-	(0.2p)

Condensed consolidated statement of comprehensive income
for the quarter ended 31 March 2011

	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

(Loss)/profit for the period	(529)	50	201

Other comprehensive (loss)/income
Available-for-sale financial assets (1)	(37)	(1,132)	415
Cash flow hedges	(227)	(353)	(195)
Currency translation	(360)	34	785
Actuarial gains on defined benefit plans	-	158	-

Other comprehensive (loss)/income before tax	(624)	(1,293)	1,005
Tax (charge)/credit	32	393	(115)

Other comprehensive (loss)/income after tax	(592)	(900)	890

Total comprehensive (loss)/income for the period	(1,121)	(850)	1,091

Total comprehensive (loss)/income recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	(9)	52	325
Preference shareholders	-	-	105
Ordinary and B shareholders	(1,112)	(902)	661

	(1,121)	(850)	1,091

Note:
(1)	Analysis provided on page 62.

Key point
•
The Q1 2011 currency translation movement represents the net charge on retranslating net investments in foreign operations and related currency hedging, following the weakening of the US dollar against sterling since the year end.

Condensed consolidated balance sheet
at 31 March 2011

	31 March 2011	31 December 2010
	£m	£m

Assets
Cash and balances at central banks	59,591	57,014
Net loans and advances to banks	59,304	57,911
Reverse repurchase agreements and stock borrowing	45,148	42,607
Loans and advances to banks	104,452	100,518
Net loans and advances to customers	494,148	502,748
Reverse repurchase agreements and stock borrowing	60,511	52,512
Loans and advances to customers	554,659	555,260
Debt securities	231,384	217,480
Equity shares	22,212	22,198
Settlement balances	23,006	11,605
Derivatives	361,048	427,077
Intangible assets	14,409	14,448
Property, plant and equipment	15,846	16,543
Deferred tax	6,299	6,373
Prepayments, accrued income and other assets	11,355	12,576
Assets of disposal groups	8,992	12,484

Total assets	1,413,253	1,453,576

Liabilities
Bank deposits	63,829	66,051
Repurchase agreements and stock lending	39,615	32,739
Deposits by banks	103,444	98,790
Customer deposits	428,474	428,599
Repurchase agreements and stock lending	90,432	82,094
Customer accounts	518,906	510,693
Debt securities in issue	215,968	218,372
Settlement balances	21,394	10,991
Short positions	50,065	43,118
Derivatives	360,625	423,967
Accruals, deferred income and other liabilities	23,069	23,089
Retirement benefit liabilities	2,257	2,288
Deferred tax	2,094	2,142
Insurance liabilities	6,754	6,794
Subordinated liabilities	26,515	27,053
Liabilities of disposal groups	6,376	9,428

Total liabilities	1,337,467	1,376,725

Equity
Non-controlling interests	1,710	1,719
Owners’ equity*
Called up share capital	15,156	15,125
Reserves	58,920	60,007

Total equity	75,786	76,851

Total liabilities and equity	1,413,253	1,453,576

* Owners’ equity attributable to:
Ordinary and B shareholders	69,332	70,388
Other equity owners	4,744	4,744

	74,076	75,132

Commentary on condensed consolidated balance sheet

Total assets of £1,413.3 billion at 31 March 2011 were down £40.3 billion, 3%, compared with 31 December 2010. This principally reflects the reduction in the mark-to-market value of derivatives within Global Banking & Markets and the continuing planned disposal of Non-Core assets, offset in part by higher settlement balances as a result of increased customer activity from seasonal year-end lows.

Loans and advances to banks increased by £3.9 billion, 4%, to £104.5 billion including reverse repurchase agreements and stock borrowing (‘reverse repos’), up £2.5 billion, 6%, to £45.2 billion and bank placings up £1.4 billion, 2%, to £59.3 billion.

Loans and advances to customers declined £0.6 billion to £554.7 billion. Within this, reverse repurchase agreements were up £8.0 billion, 15%, to £60.5 billion. Customer lending decreased by £8.6 billion to £494.1 billion, or £513.3 billion before impairments. This reflected planned reductions in Non-Core of £7.3 billion along with declines in Global Banking & Markets, £4.7 billion and Ulster Bank, £0.4 billion. These were partially offset by growth in Global Transaction Services, £2.7 billion, UK Retail, £1.6 billion, UK Corporate, £0.8 billion and Wealth, £0.3 billion, together with the effect of exchange rate and other movements.

Debt securities were up £13.9 billion, 6%, to £231.4 billion, driven mainly by increased holdings of government bonds within Global Banking & Markets.

Settlement asset balances rose £11.4 billion, 98%, to £23.0 billion as a result of increased customer activity from seasonal year-end lows.

Movements in the value of derivative assets, down £66.0 billion, 15%, to £361.0 billion, and liabilities, down £63.3 billion 15% to £360.6 billion, primarily reflect decreases in interest rate contracts, higher interest rates and the net effect of currency movements, with Sterling strengthening against the US dollar but weakening against the Euro.

The reduction in assets and liabilities of disposal groups primarily resulted from the completion of parts of the RBS Sempra Commodities JV business disposal.

Deposits by banks increased £4.7 billion, 5%, to £103.4 billion, with higher repurchase agreements and stock lending (‘repos’), up £6.9 billion, 21%, to £39.6 billion offset by reduced inter-bank deposits, down £2.2 billion, 3%, to £63.8 billion.

Customer accounts increased £8.2 billion, 2%, to £518.9 billion. Within this, repos increased £8.3 billion, 10%, to £90.4 billion. Excluding repos, customer deposits were down £0.1 billion at £428.5 billion, reflecting decreases in Global Banking & Markets, £2.2 billion, offset by growth in Wealth, £1.1 billion, UK Corporate, £0.6 billion, Non-Core £0.4 billion and Ulster Bank £0.3 billion, together with exchange and other movements.

Settlement liability balances were up £10.4 billion, 95%, to £21.4 billion and short positions rose £6.9 billion, 16% to £50.1 billion due to increased customer activity from seasonal year-end lows.

Commentary on condensed consolidated balance sheet

Subordinated liabilities decreased by £0.5 billion, 2% to £26.5 billion. This reflected the redemption of £0.2 billion US dollar subordinated notes, together with the effect of exchange rate movements and other adjustments of £0.3 billion.

Owner’s equity decreased by £1.1 billion, 1%, to £74.1 billion, driven by the £0.5 billion attributable loss for the period together with movements in foreign exchange reserve, £0.4 billion and cash flow hedging reserves, £0.2 billion.

Condensed consolidated statement of changes in equity
for the quarter ended 31 March 2011

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Called-up share capital
At beginning of period	15,125	15,030	14,630
Ordinary shares issued	31	121	401
Preference shares redeemed	-	1	-
Cancellation of non-voting deferred shares	-	(27)	-

At end of period	15,156	15,125	15,031

Paid-in equity
At beginning and end of period	431	431	565

Share premium account
At beginning of period	23,922	23,858	23,523
Ordinary shares issued	-	64	217

At end of period	23,922	23,922	23,740

Merger reserve
At beginning of period	13,272	13,272	25,522
Transfer to retained earnings	-	-	(12,250)

At end of period	13,272	13,272	13,272

Available-for-sale reserve
At beginning of period	(2,037)	(1,242)	(1,755)
Unrealised gains/(losses)	162	(1,148)	528
Realised (gains)/losses	(197)	16	(147)
Tax	9	337	(153)

At end of period	(2,063)	(2,037)	(1,527)

Cash flow hedging reserve
At beginning of period	(140)	119	(252)
Amount recognised in equity	14	(149)	(11)
Amount transferred from equity to earnings	(241)	(197)	10
Tax	53	87	(19)

At end of period	(314)	(140)	(272)

Condensed consolidated statement of changes in equity
for the quarter ended 31 March 2011 (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Foreign exchange reserve
At beginning of period	5,138	5,085	4,528
Retranslation of net assets	(429)	-	1,109
Foreign currency gains/(losses) on hedges of net assets	76	(6)	(420)
Tax	(31)	34	12
Recycled to profit or loss on disposal of businesses	-	25	-

At end of period	4,754	5,138	5,229

Capital redemption reserve
At beginning of period	198	172	170
Preference shares redeemed	-	(1)	-
Cancellation of non-voting deferred shares	-	27	-

At end of period	198	198	170

Contingent capital reserve
At beginning and end of period	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	21,239	20,904	12,134
(Loss)/profit attributable to ordinary and B shareholders and other equity owners
- continuing operations	(530)	12	(139)
- discontinued operations	2	-	(4)
Equity preference dividends paid	-	-	(105)
Transfer from merger reserve	-	-	12,250
Actuarial gains/(losses) recognised in retirement benefit schemes
- gross	-	158	-
- tax	-	(71)	-
Purchase of non-controlling interests	-	(38)	-
Shares issued under employee share schemes	(41)	(2)	(7)
Share-based payments
- gross	38	282	35
- tax	5	(6)	-

At end of period	20,713	21,239	24,164

Own shares held
At beginning of period	(808)	(821)	(121)
Shares disposed/(purchased)	12	11	(374)
Shares issued under employee share schemes	11	2	7

At end of period	(785)	(808)	(488)

Owners’ equity at end of period	74,076	75,132	78,676

Condensed consolidated statement of changes in equity
for the quarter ended 31 March 2011 (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Non-controlling interests
At beginning of period	1,719	1,780	16,895
Currency translation adjustments and other movements	(7)	15	96
(Loss)/profit attributable to non-controlling interests
- continuing operations	(9)	(17)	27
- discontinued operations	8	55	317
Dividends paid	-	17	(2,674)
Movements in available-for-sale securities
- unrealised gains/(losses)	1	(2)	25
- realised (gains)/losses	(3)	1	9
- tax	1	-	(3)
Movements in cash flow hedging reserves
- amounts recognised in equity	-	(21)	(195)
- amounts transferred from equity to earnings	-	-	1
- tax	-	6	48
- recycled to profit or loss on disposal of discontinued operations	-	15	-
Equity raised	-	58	511
Equity withdrawn and disposals	-	(188)	(4,693)

At end of period	1,710	1,719	10,364

Total equity at end of period	75,786	76,851	89,040

Total comprehensive (loss)/income recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	(9)	52	325
Preference shareholders	-	-	105
Ordinary and B shareholders	(1,112)	(902)	661

	(1,121)	(850)	1,091

Notes

1. Basis of preparation
Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the results for the quarter ended 31 March 2011 have been prepared on a going concern basis.

2. Accounting policies
The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB as adopted by the European Union (EU) (together IFRS). The Group's Financial Statements are prepared in accordance with IFRS as issued by the IASB. There have been no significant changes to the Group’s principal accounting policies as set out on pages 275 to 283 of the 2010 Annual Report and Accounts.

Notes (continued)

3. Analysis of income, expenses and impairment losses

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Loans and advances to customers	4,593	4,755	4,697
Loans and advances to banks	172	167	140
Debt securities	636	690	855

Interest receivable	5,401	5,612	5,692

Customer accounts	831	926	868
Deposits by banks	259	288	297
Debt securities in issue	817	866	854
Subordinated liabilities	185	(18)	200
Internal funding of trading businesses	8	(30)	(69)

Interest payable	2,100	2,032	2,150

Net interest income	3,301	3,580	3,542

Fees and commissions receivable	1,642	2,052	2,051
Fees and commissions payable
- banking	(181)	(392)	(466)
- insurance related	(79)	(57)	(106)

Net fees and commissions	1,382	1,603	1,479

Foreign exchange	203	217	449
Interest rate	893	(165)	954
Credit	(492)	83	(23)
Other	231	229	386

Income from trading activities	835	364	1,766

Operating lease and other rental income	322	369	343
Changes in fair value of own debt	(294)	472	(210)
Changes in the fair value of securities and other financial assets and liabilities	68	(83)	14
Changes in the fair value of investment properties	(25)	(293)	(3)
Profit/(loss) on sale of securities	236	(10)	148
Profit on sale of property, plant and equipment	11	29	9
(Loss)/profit on sale of subsidiaries and associates	(29)	511	70
Life business (losses)/profits	(2)	29	35
Dividend income	15	11	20
Share of profits less losses of associated entities	7	14	22
Other income	82	(46)	(1)

Other operating income	391	1,003	447

Non-interest income (excluding insurance net premium income)	2,608	2,970	3,692
Insurance net premium income	1,149	1,272	1,289

Total non-interest income	3,757	4,242	4,981

Total income	7,058	7,822	8,523

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Staff costs
- wages, salaries and other staff costs	2,059	1,859	2,294
- bonus tax	11	15	54
- social security costs	192	166	194
- pension costs	137	154	147
	2,399	2,194	2,689
Premises and equipment	571	709	535
Other	921	1,048	1,011

Administrative expenses	3,891	3,951	4,235
Write-down of goodwill and other intangible assets	-	10	-
Depreciation and amortisation	424	546	482

Operating expenses	4,315	4,507	4,717

General insurance	912	1,151	1,107
Bancassurance	-	31	29

Insurance net claims	912	1,182	1,136

Loan impairment losses	1,898	2,155	2,602
Securities impairment losses	49	(14)	73

Impairment losses	1,947	2,141	2,675

Notes (continued)

4. Loan impairment provisions
Operating profit/(loss) is stated after charging loan impairment losses of £1,898 million (31 December 2010 - £2,155 million). The balance sheet loan impairment provisions increased in the quarter ended 31 March 2011 from £18,182 million to £19,258 million and the movements thereon were:

	Quarter ended 31 March 2011			Quarter ended 31 December 2010
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

At beginning of period	7,866	10,316	18,182	7,791	9,879	17,670
Transfers to disposal groups	-	(9)	(9)	-	(5)	(5)
Intra-group transfers	177	(177)	-	(217)	217	-
Currency translation and other adjustments	56	95	151	147	(235)	(88)
Disposals	-	-	-	-	(3)	(3)
Amounts written-off	(514)	(438)	(952)	(745)	(771)	(1,516)
Recoveries of amounts previously written-off	39	80	119	29	67	96
Charge to income statement	852	1,046	1,898	912	1,243	2,155
Unwind of discount	(60)	(71)	(131)	(51)	(76)	(127)

At end of period	8,416	10,842	19,258	7,866	10,316	18,182

Provisions at 31 March 2011 include £130 million (31 December 2010 - £127 million) in respect of loans and advances to banks.

The table above excludes impairment charges relating to securities.

5. Strategic disposals
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

(Loss)/gain on sale and provision for loss on disposal of investments in:
- RBS Asset Management’s investment strategies business	-	-	80
- Global Merchant Services	47	837	-
- Non-Core project finance assets	-	(221)	-
- Other	(70)	(114)	(27)

	(23)	502	53

Notes (continued)

6. Tax
The (charge)/credit for tax differs from the tax credit computed by applying the standard UK corporation tax rate of 26.5% (2010 - 28%) as follows:
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Loss before tax	(116)	(8)	(5)

Tax credit based on the standard UK corporation tax rate of 26.5% (2010 - 28%)	31	2	1
Unrecognised timing differences	5	11	(52)
Items not allowed for tax
- losses on strategic disposals and write downs	(3)	(129)	(6)
- other	(40)	(190)	(25)
Non-taxable items
- gain on sale of Global Merchant Services	12	221	-
- gain on redemption of own debt	-	(1)	-
- other	12	240	2
Taxable foreign exchange movements	2	2	-
Foreign profits taxed at other rates	(200)	(131)	(124)
UK tax rate change - deferred tax impact	(87)	8	-
Losses in period where no deferred tax asset recognised	(166)	(96)	(83)
Losses brought forward and utilised	16	(8)	8
Adjustments in respect of prior periods	(5)	74	172

Actual tax (charge)/credit	(423)	3	(107)

The high charge in the first three months of 2011 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland and the Netherlands) and the effect of the reduction of 1% in the rate of UK Corporation Tax enacted in March 2011 on the net deferred tax balance.

The combined effect of the Irish tax losses and the 1% change in the standard rate of UK corporation tax accounts for £331 million (73%) of the difference between the actual tax charge and the tax credit derived from applying the standard UK Corporation Tax rate to the results for the period.

The Group has recognised a deferred tax asset at 31 March 2011 of £6,299 million (31 December 2010 - £6,373 million), of which £3,770 million (31 December 2010 - £3,849 million) relates to carried forward trading losses in the UK. Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 31 March 2011 and concluded that it is recoverable based on future profit projections.

Notes (continued)

7. (Loss)/profit attributable to non-controlling interests
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Trust preferred securities	-	-	10
RBS Sempra Commodities JV	(9)	(11)	-
ABN AMRO
- RFS Holdings minority interest	10	49	332
- other	-	(1)	-
RBS Life Holdings	-	9	4
Other	(2)	(8)	(2)

(Loss)/profit attributable to non-controlling interests	(1)	38	344

8. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Earnings
(Loss)/profit from continuing operations attributable to ordinary and B shareholders	(530)	12	(244)

Profit/(loss) from discontinued operations attributable to ordinary and B shareholders	2	-	(4)

Ordinary shares in issue during the period (millions)	56,798	56,166	56,238
B shares in issue during the period (millions)	51,000	51,000	51,000

Weighted average number of ordinary and B shares in issue during the period (millions)	107,798	107,166	107,238

Basic loss per ordinary and B share from continuing operations	(0.5p)	-	(0.2p)
Fair value of own debt	0.3p	(0.4p)	0.1p
Asset Protection Scheme credit default swap - fair value changes	0.3p	0.5p	0.3p
Amortisation of purchased intangible assets	-	0.1p	-
Integration and restructuring costs	0.2p	0.3p	0.1p
Strategic disposals	-	(0.5p)	-
Bonus tax	-	-	0.1p

Adjusted earnings per ordinary and B share from continuing operations	0.3p	-	0.4p
Loss from Non-Core attributable to ordinary and B shareholders	0.3p	0.4p	0.9p

Core adjusted earnings per ordinary and B share from continuing operations	0.6p	0.4p	1.3p
Core impairment losses	0.3p	0.3p	0.5p

Pre-impairment Core adjusted earnings per ordinary and B share	0.9p	0.7p	1.8p

Memo: Core adjusted earnings per ordinary and B share from continuing operations assuming normalised tax rate of 26.5% (2010 - 28.0%)	1.4p	1.1p	1.5p

Notes (continued)

9. Segmental analysis

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of the divisional profit/(loss) for the quarters ended 31 March 2011, 31 December 2010 and 31 March 2010, by main income statement captions.

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,076	304	1,380	(678)	-	(194)	508
UK Corporate	689	332	1,021	(423)	-	(105)	493
Wealth	167	114	281	(196)	-	(5)	80
Global Transaction Services	260	282	542	(335)	-	(20)	187
Ulster Bank	169	51	220	(136)	-	(461)	(377)
US Retail & Commercial	451	243	694	(504)	-	(110)	80
Global Banking & Markets	180	2,200	2,380	(1,306)	-	24	1,098
RBS Insurance	88	982	1,070	(219)	(784)	-	67
Central items	(28)	(13)	(41)	(1)	-	(1)	(43)

Core	3,052	4,495	7,547	(3,798)	(784)	(872)	2,093
Non-Core	250	236	486	(323)	(128)	(1,075)	(1,040)

	3,302	4,731	8,033	(4,121)	(912)	(1,947)	1,053
Reconciling Items:
Fair value of own debt	-	(480)	(480)	-	-	-	(480)
Asset Protection Scheme credit default swap - fair value changes	-	(469)	(469)	-	-	-	(469)
Amortisation of purchased intangible assets	-	-	-	(44)	-	-	(44)
Integration and restructuring costs	(2)	(4)	(6)	(139)	-	-	(145)
Strategic disposals	-	(23)	(23)	-	-	-	(23)
Bonus tax	-	-	-	(11)	-	-	(11)
RFS Holdings minority interest	1	2	3	-	-	-	3

Total statutory	3,301	3,757	7,058	(4,315)	(912)	(1,947)	(116)

Notes (continued)

9. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 December 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,088	402	1,490	(679)	(31)	(222)	558
UK Corporate	653	330	983	(431)	-	(219)	333
Wealth	160	111	271	(178)	-	(6)	87
Global Transaction Services	263	375	638	(368)	-	(3)	267
Ulster Bank	187	56	243	(138)	-	(376)	(271)
US Retail & Commercial	467	231	698	(529)	-	(105)	64
Global Banking & Markets	214	1,373	1,587	(1,065)	-	5	527
RBS Insurance	96	1,016	1,112	(223)	(898)	-	(9)
Central items	92	24	116	11	(8)	(4)	115

Core	3,220	3,918	7,138	(3,600)	(937)	(930)	1,671
Non-Core	358	(37)	321	(481)	(245)	(1,211)	(1,616)

	3,578	3,881	7,459	(4,081)	(1,182)	(2,141)	55
Reconciling Items:
Fair value of own debt	-	582	582	-	-	-	582
Asset Protection Scheme credit default swap - fair value changes	-	(725)	(725)	-	-	-	(725)
Amortisation of purchased intangible assets	-	-	-	(96)	-	-	(96)
Integration and restructuring costs	-	-	-	(299)	-	-	(299)
Strategic disposals	-	502	502	-	-	-	502
Bonus tax	-	-	-	(15)	-	-	(15)
Write-down of goodwill and intangible assets	-	-	-	(10)	-	-	(10)
RFS Holdings minority interest	2	2	4	(6)	-	-	(2)

Total statutory	3,580	4,242	7,822	(4,507)	(1,182)	(2,141)	(8)

Notes (continued)

9. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail	933	346	1,279	(723)	(29)	(387)	140
UK Corporate	610	329	939	(435)	-	(186)	318
Wealth	143	112	255	(189)	-	(4)	62
Global Transaction Services	217	390	607	(374)	-	-	233
Ulster Bank	188	53	241	(160)	-	(218)	(137)
US Retail & Commercial	468	252	720	(537)	-	(143)	40
Global Banking & Markets	373	2,451	2,824	(1,294)	-	(32)	1,498
RBS Insurance	96	1,041	1,137	(221)	(966)	-	(50)
Central items	7	197	204	142	(8)	(1)	337

Core	3,035	5,171	8,206	(3,791)	(1,003)	(971)	2,441
Non-Core	499	418	917	(639)	(133)	(1,704)	(1,559)

	3,534	5,589	9,123	(4,430)	(1,136)	(2,675)	882
Reconciling Items:
Fair value of own debt	-	(169)	(169)	-	-	-	(169)
Asset Protection Scheme credit default swap - fair value changes	-	(500)	(500)	-	-	-	(500)
Amortisation of purchased intangible assets	-	-	-	(65)	-	-	(65)
Integration and restructuring costs	-	-	-	(168)	-	-	(168)
Strategic disposals	-	53	53	-	-	-	53
Bonus tax	-	-	-	(54)	-	-	(54)
RFS Holdings minority interest	8	8	16	-	-	-	16

Total statutory	3,542	4,981	8,523	(4,717)	(1,136)	(2,675)	(5)

Notes (continued)

10. Financial instruments

Classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39: held-for-trading (HFT), designated as at fair value (DFV), available-for-sale (AFS), loans and receivables (LAR) and other financial instruments. Assets and liabilities outside the scope of IAS 39 are shown separately.

	HFT	DFV	AFS	LAR	Finance leases	Non financial assets	Total
31 March 2011	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	59,591			59,591
Loans and advances to banks
- reverse repos	39,838	-	-	5,310			45,148
- other	26,377	6	-	32,921			59,304
Loans and advances to customers
- reverse repos	49,007	-	-	11,504			60,511
- other	17,540	1,053	-	465,673	9,882		494,148
Debt securities	113,139	332	111,128	6,785			231,384
Equity shares	19,134	1,051	2,027	-			22,212
Settlement balances	-	-	-	23,006			23,006
Derivatives (1)	361,048						361,048
Intangible assets						14,409	14,409
Property, plant and equipment						15,846	15,846
Deferred tax						6,299	6,299
Prepayments, accrued income and other assets	-	-	-	1,381		9,974	11,355
Assets of disposal groups						8,992	8,992

	626,083	2,442	113,155	606,171	9,882	55,520	1,413,253

For the note to this table refer to page 76.

Additional analyses on loans and advances, debt securities and derivatives are included in Risk and balance sheet management.

Notes (continued)

10. Financial instruments (continued)

Classification (continued)
	HFT	DFV	Other financial instruments (amortised cost)	Finance leases	Non financial liabilities	Total
31 March 2011	£m	£m	£m	£m	£m	£m

Liabilities
Deposits by banks
- repos	24,204	-	15,411			39,615
- other	25,234	-	38,595			63,829
Customer accounts
- repos	59,246	-	31,186			90,432
- other	13,704	4,933	409,837			428,474
Debt securities in issue	9,383	43,681	162,904			215,968
Settlement balances	-	-	21,394			21,394
Short positions	50,065	-	-			50,065
Derivatives (1)	360,625					360,625
Accruals, deferred income and other liabilities	-	-	1,560	476	21,033	23,069
Retirement benefit liabilities			-		2,257	2,257
Deferred tax			-		2,094	2,094
Insurance liabilities			-		6,754	6,754
Subordinated liabilities		1,064	25,451		-	26,515
Liabilities of disposal groups					6,376	6,376

Total liabilities	542,461	49,678	706,338	476	38,514	1,337,467

Equity						75,786

						1,413,253

For the note to this table refer to page 76.

Notes (continued)

10. Financial instruments (continued)

Classification (continued)

	HFT	DFV	AFS	LAR	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	57,014				57,014
Loans and advances to banks
- reverse repos	38,215	-	-	4,392				42,607
- other	26,082	-	-	31,829				57,911
Loans and advances to customers
- reverse repos	41,110	-	-	11,402				52,512
- other	19,903	1,100	-	471,308		10,437		502,748
Debt securities	98,869	402	111,130	7,079				217,480
Equity shares	19,186	1,013	1,999	-				22,198
Settlement balances	-	-	-	11,605				11,605
Derivatives (1)	427,077							427,077
Intangible assets							14,448	14,448
Property, plant and equipment							16,543	16,543
Deferred tax							6,373	6,373
Prepayments, accrued income and other assets	-	-	-	1,306			11,270	12,576
Assets of disposal groups							12,484	12,484

	670,442	2,515	113,129	595,935		10,437	61,118	1,453,576

Liabilities
Deposits by banks
- repos	20,585	-			12,154			32,739
- other	28,216	-			37,835			66,051
Customer accounts
- repos	53,031	-			29,063			82,094
- other	14,357	4,824			409,418			428,599
Debt securities in issue	7,730	43,488			167,154			218,372
Settlement balances	-	-			10,991			10,991
Short positions	43,118	-						43,118
Derivatives (1)	423,967							423,967
Accruals, deferred income and other liabilities	-	-			1,793	458	20,838	23,089
Retirement benefit liabilities					-		2,288	2,288
Deferred tax					-		2,142	2,142
Insurance liabilities					-		6,794	6,794
Subordinated liabilities		1,129			25,924			27,053
Liabilities of disposal groups							9,428	9,428

Total liabilities	591,004	49,441			694,332	458	41,490	1,376,725

Equity								76,851

								1,453,576

Note:
(1)	Held for trading derivatives include hedging derivatives.

Notes (continued)

10. Financial instruments (continued)

Financial instruments carried at fair value
Refer to Note 12 Financial instruments - valuation of the 2010 Annual Report and Accounts for valuation techniques.

Certain aspects relating to the valuation of financial instruments carried at fair value are discussed below.

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk.

The table below shows the valuation reserves and adjustments.
	31 March 2011	31 December 2010
	£m	£m

Credit valuation adjustments (CVA)
Monoline insurers	2,178	2,443
Credit derivative product companies (CDPCs)	445	490
Other counterparties	1,629	1,714

	4,252	4,647
Bid-offer, liquidity and other reserves	2,931	2,797

	7,183	7,444

CVA represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures.

Key points
•	The decrease in monoline CVA was driven by a reduction in exposure mainly due to higher prices of underlying reference instruments (see page 108).

•	The CDPC CVA reduced as exposure decreased reflecting decline in relative value of senior tranches partially offset by wider credit spreads of the underlying portfolios (see page 108).

•	CVA held against exposures to other counterparties decreased due to tighter credit spreads (specifically European names), changes to risk parameters and realised defaults.

Own credit
	Debt securities in issue £m	Subordinated liabilities £m	Total £m	Derivatives £m	Total £m
Cumulative own credit adjustment

31 March 2011	1,566	372	1,938	447	2,385
31 December 2010	2,091	325	2,416	534	2,950

Carrying values of underlying liabilities	£bn	£bn	£bn

31 March 2011	53.1	1.1	54.2
31 December 2010	51.2	1.1	52.3

Notes (continued)

10. Financial instruments (continued)

Valuation hierarchy

	31 March 2011				31 December 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to banks
- reverse repos	-	39.8	-	39.8	-	38.2	-	38.2
- collateral	-	25.3	-	25.3	-	25.1	-	25.1
- other	-	0.4	0.7	1.1	-	0.6	0.4	1.0

	-	65.5	0.7	66.2	-	63.9	0.4	64.3

Loans and advances to customers
- reverse repos	-	49.0	-	49.0	-	41.1	-	41.1
- collateral	-	12.8	-	12.8	-	14.4	-	14.4
- other	-	5.3	0.5	5.8	-	6.2	0.4	6.6

	-	67.1	0.5	67.6	-	61.7	0.4	62.1

Debt securities
- government	117.2	17.8	-	135.0	110.2	13.7	-	123.9
- MBS (1)	-	52.9	0.4	53.3	-	49.5	0.7	50.2
- CDOs (2)	-	0.9	2.4	3.3	-	1.0	2.4	3.4
- CLOs (3)	-	3.4	2.1	5.5	-	3.6	2.1	5.7
- other ABS (4)	-	3.6	1.2	4.8	-	4.0	1.4	5.4
- corporate	-	9.3	0.8	10.1	-	7.7	0.9	8.6
- banks and building societies	0.1	11.7	0.3	12.1	0.1	12.2	0.7	13.0
- other	-	0.5	-	0.5	-	0.2	-	0.2

	117.3	100.1	7.2	224.6	110.3	91.9	8.2	210.4

Equity shares	18.6	2.6	1.0	22.2	18.4	2.8	1.0	22.2

Derivatives
- foreign exchange	-	73.5	0.1	73.6	-	83.2	0.1	83.3
- interest rate	0.2	257.4	1.4	259.0	1.7	308.3	1.7	311.7
- equities and commodities	-	5.2	0.5	5.7	0.1	4.9	0.2	5.2
- credit - APS (5)	-	-	0.1	0.1	-	-	0.6	0.6
- credit - other	-	20.0	2.6	22.6	-	23.2	3.1	26.3

	0.2	356.1	4.7	361.0	1.8	419.6	5.7	427.1

Total	136.1	591.4	14.1	741.6	130.5	639.9	15.7	786.1

Proportion	18.4%	79.7%	1.9%	100%	16.6%	81.4%	2.0%	100%

Of which
Core	134.9	572.6	6.5	714.0	129.4	617.6	7.2	754.2
Non-Core	1.2	18.8	7.6	27.6	1.1	22.3	8.5	31.9

Total	136.1	591.4	14.1	741.6	130.5	639.9	15.7	786.1

For notes to this table refer to page 80.

Notes (continued)

10. Financial instruments (continued)

Valuation hierarchy (continued)

The following table details AFS assets included in total assets on page 78.

	31 March 2011				31 December 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Debt securities
- government	51.3	7.1	-	58.4	53.0	6.4	-	59.4
- MBS (1)	-	32.8	0.2	33.0	-	31.1	0.4	31.5
- CDOs (2)	-	0.5	1.4	1.9	-	0.6	1.4	2.0
- CLOs (3)	-	3.2	1.2	4.4	-	3.5	1.5	5.0
- other ABS (4)	-	2.5	1.1	3.6	-	2.9	1.1	4.0
- corporate	-	2.0	-	2.0	-	2.0	-	2.0
- banks and building societies	0.1	7.7	-	7.8	0.1	7.1	-	7.2

	51.4	55.8	3.9	111.1	53.1	53.6	4.4	111.1
Equity shares	0.3	1.4	0.3	2.0	0.3	1.4	0.3	2.0

Total	51.7	57.2	4.2	113.1	53.4	55.0	4.7	113.1

Of which
Core	51.4	51.4	0.9	103.7	52.8	49.2	1.0	103.0
Non-Core	0.3	5.8	3.3	9.4	0.6	5.8	3.7	10.1

Total	51.7	57.2	4.2	113.1	53.4	55.0	4.7	113.1

For notes to this table refer to page 80.

Notes (continued)

10. Financial instruments (continued)

Valuation hierarchy (continued)

	31 March 2011				31 December 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Liabilities	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposits by banks
- repos	-	24.2	-	24.2	-	20.6	-	20.6
- collateral	-	23.6	-	23.6	-	26.6	-	26.6
- other	-	1.6	-	1.6	-	1.6	-	1.6

	-	49.4	-	49.4	-	48.8	-	48.8

Customer accounts
- repos	-	59.2	-	59.2	-	53.0	-	53.0
- collateral	-	8.5	-	8.5	-	10.4	-	10.4
- other	-	10.0	0.1	10.1	-	8.7	0.1	8.8

	-	77.7	0.1	77.8	-	72.1	0.1	72.2

Debt securities in issue	-	50.5	2.6	53.1	-	49.0	2.2	51.2

Short positions	40.4	8.8	0.9	50.1	35.0	7.3	0.8	43.1

Derivatives
- foreign exchange	-	78.7	0.3	79.0	0.1	89.3	-	89.4
- interest rate	0.1	249.9	0.5	250.5	0.2	298.0	1.0	299.2
- equities and commodities	-	8.7	0.7	9.4	0.1	9.6	0.4	10.1
- credit	-	21.4	0.3	21.7	-	25.0	0.3	25.3

	0.1	358.7	1.8	360.6	0.4	421.9	1.7	424.0

Subordinated liabilities	-	1.1	-	1.1	-	1.1	-	1.1

Total	40.5	546.2	5.4	592.1	35.4	600.2	4.8	640.4

Proportion	6.9%	92.2%	0.9%	100%	5.5%	93.7%	0.8%	100%

Of which
Core	40.5	536.2	4.4	581.1	35.4	586.9	3.8	626.1
Non-Core	-	10.0	1.0	11.0	-	13.3	1.0	14.3

Total	40.5	546.2	5.4	592.1	35.4	600.2	4.8	640.4

Notes:
(1)	Mortgage-backed securities.
(2)	Collateralised debt obligations.
(3)	Collateralised loan obligations.
(4)	Asset-backed securities.
(5)	Asset Protection Scheme.

Notes (continued)

10. Financial instruments (continued)

Valuation hierarchy (continued)

Key points
•
Total assets carried at fair value decreased by £44.5 billion in the quarter to £741.6 billion, principally in derivatives (£66.1 billion) and collateral (£1.4 billion), partially offset by higher debt securities (£14.2 billion) and reverse repos (£9.5 billion).

•
Total liabilities carried at fair value decreased by £48.3 billion to £592.1 billion, mainly in derivatives (£63.4 billion) and collateral (£4.9 billion) offset by higher debt securities in issue (£1.9 billion), repos (£9.8 billion) and short positions (£7.0 billion).

•
Level 3 assets decreased by £1.6 billion to £14.1 billion, mainly reflecting French bank bond disposals and increased observability and liquidity in debt securities and credit derivatives. The APS derivative decreased from £550 million to £81 million primarily due to reduction in covered assets.

•	Level 3 liabilities increased by £0.6 billion to £5.4 billion primarily due to refinements to structured note classifications in RBS N.V..

•
The favourable and unfavourable effects of reasonably possible alternative assumptions on level 3 instruments were £1,730 million and £1,190 million respectively excluding £660 million and £400 million relating to the APS derivative. These sensitivities are calculated at sub- portfolio level and hence these aggregated figures do not reflect the correlation between some of the sensitivities.

Notes (continued)

11. Available-for-sale financial assets

During Q1 2011 gains were realised, mainly in Group Treasury (£163 million), which were offset by adverse movements relating to IFRS volatility and other volatile Treasury items.

	Quarter ended
	31 March 2011	31 December 2010
Available-for-sale reserve	£m	£m

At beginning of period	(2,037)	(1,242)
Unrealised gains/(losses)	162	(1,148)
Realised (gains)/losses	(197)	16
Tax	9	337

At end of period	(2,063)	(2,037)

The above table excludes gains attributable to non-controlling interests of £2 million (Q4 2010 - £1 million loss).

12. Contingent liabilities and commitments

	31 March 2011			31 December 2010
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	26,849	3,156	30,005	28,859	2,242	31,101
Other contingent liabilities	11,407	469	11,876	11,833	421	12,254

	38,256	3,625	41,881	40,692	2,663	43,355

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	236,096	18,460	254,556	245,425	21,397	266,822
Other commitments	953	2,494	3,447	1,560	2,594	4,154

	237,049	20,954	258,003	246,985	23,991	270,976

Total contingent liabilities and commitments	275,305	24,579	299,884	287,677	26,654	314,331

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Notes (continued)

13. Litigation and investigations developments
Except for the developments noted below, there have been no material changes to the litigation or investigations as disclosed in the Annual Results for the year ended 31 December 2010.

Personal current accounts
On 29 March 2011, the Office of Fair Trading (OFT) published its update report in relation to personal current accounts. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board has led on producing standards and guidance included in a revised Lending Code published on 31 March 2011. The OFT will continue to monitor the market and will consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the Independent Commission on Banking. The OFT intends to conduct a more comprehensive review of the market in 2012.

Independent Commission on Banking
On 16 June 2010, HM Treasury published the terms of reference for the Government’s Independent Commission on Banking (ICB). The ICB is considering the structure of the United Kingdom banking sector and is looking at structural and non-structural measures to reform the banking system and to promote competition. It is mandated to formulate policy recommendations with a view to: (i) reducing systemic risk in the banking sector, exploring the risk posed by banks of different size, scale and function; (ii) mitigating moral hazard in the banking system; (iii) reducing the likelihood and impact of a bank’s failure; and (iv) promoting competition in retail and investment banking with a view to ensuring that the needs of banks’ customers are served efficiently and considering the extent to which large banks can gain competitive advantage from being perceived as "too big to fail".

The ICB published its Interim Report on 11 April 2011 which contains the ICB's suggestions for changes to the UK banking sector. The report is complex, and while its proposals have potential implications for the Group and many of its stakeholders, they require further clarification and elaboration if they are to be implemented. At this stage it is not possible to estimate the effect of the ICB’s report and recommendations upon the Group, if any.

The ICB reports to the Cabinet Committee on Banking Reform and is required to produce a final report by the end of September 2011.

Notes (continued)

13. Litigation and investigations developments (continued)

US dollar clearing activities
In May 2010, following a criminal investigation by the United States Department of Justice (DoJ) into its dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters, RBS NV formally entered into a Deferred Prosecution Agreement (DPA) with the DoJ resolving the investigation. The investigation was in relation to activities before the Consortium Members acquired ABN AMRO Holding N.V. (now known as RBS Holdings N.V.). The agreement was signed by RBS NV and is binding on that entity and its subsidiaries. Pursuant to the DPA, RBS NV paid a penalty of US$500 million and agreed that it will comply with the terms of the DPA and continue to co-operate fully with any further investigations. Payment of the penalty was made from a provision established in April 2007 when an agreement in principle to settle was first announced. At the joint request of the DoJ and RBS NV, in order to allow RBS NV sufficient time to fulfil its obligations, the U.S. District Court, on 6 April 2011, extended the duration of the DPA until 31 December 2011. Upon satisfaction of the conditions of the DPA within that period, the matter will be fully resolved. Failure to comply with the terms of the DPA could result in the DoJ recommencing its investigations, the outcome of which would be uncertain and could result in public censure and fines or have an adverse effect on RBS Holdings N.V.’s operations, any of which could have a material adverse effect on its business, reputation, results of operation and financial condition.

Payment Protection Insurance (PPI)
Following unsuccessful negotiations with the industry, the Financial Services Authority (FSA) issued consultation papers on PPI complaint handling and redress in September 2009 and again in March 2010. The FSA published its final policy statement on 10 August 2010 and instructed firms to implement the measures contained in it by 1 December 2010. The new rules impose significant changes with respect to the handling of mis-selling PPI complaints. On 8 October 2010, the British Bankers’ Association (BBA) filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the Financial Ombudsman Service (FOS). The application was heard in January 2011. On 20 April 2011 the High Court issued judgment in favour of the FSA and the FOS.  The BBA is considering whether to appeal the judgment. At this time, the Group is unable reliably to estimate any potential financial liability, although it could prove to be material.

LIBOR Investigation
The US Commodity Futures Trading Commission, the US Securities and Exchange Commission and the European Commission are conducting investigations into the submission of various LIBOR rates by relevant panel banks. As a panel bank in each instance, RBS Group is co-operating with these investigations and is keeping other relevant regulators informed. It is not possible to estimate with any certainty what effect these investigations and any related developments may have on the Group.

14. Other developments

Bank levy
The UK bank levy announced in the June 2010 Budget has been included in the Finance Bill 2011 published in March 2011. The levy is an annual charge based on period-end equity and liabilities. The legislation has yet to be enacted and no amounts have been accrued for the levy in the Group’s Q1 2011 results. The estimated cost for 2011 is in the region of £350 million to £400 million.

Notes (continued)

14. Other developments (continued)

Proposed transfers of a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc (RBS plc)
On 19 April 2011, the Group announced its intention to transfer a substantial part of the business activities of RBS N.V. to RBS plc (the "Proposed Transfers"), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

The Proposed Transfers will streamline the manner in which the GBM and GTS businesses of the Group interact with clients with simplified access to the GBM and GTS product suites.

It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. A large part of the Proposed Transfers (including the transfers of certain securities issued by RBS N.V.) is expected to have taken place by the end of 2012.

Rating agencies
The Group and RBS plc's long term and short term ratings have remained unchanged in the quarter. On 9 March 2011, Standard & Poor's affirmed the A+ counterparty rating of RBS plc and upgraded its standalone credit profile from BBB+ to A-. The agency highlighted that they expect RBS plc's standalone credit profile to move toward the A+ counterparty rating by 2012 if continued progress is made, following the strategic plan. The counterparty rating contains 2 notches of uplift to account for the systemic importance of RBS.

Gender equality in insurance contracts
On 1 March 2011, the European Court of Justice (ECJ) upheld a ruling that insurers are no longer allowed to use gender as a rating factor across the insurance industry. This will have a significant impact on the insurance industry in calculating premiums and determining benefits. The Group is currently working through the findings, and any consequences arising will be rectified by December 2012 in line with the ruling from the ECJ. At this stage, it is not possible to estimate the impact which the ECJ's ruling may have on the Group's businesses, financial position or profitability.

15. Post balance sheet events
There have been no significant events between 31 March 2011 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Average balance sheet

	Quarter ended
	31 March 2011	31 December 2010
Average yields, spreads and margins of the banking business	%	%

Gross yield on interest-earning assets of banking business	3.33	3.36
Cost of interest-bearing liabilities of banking business	(1.61)	(1.49)

Interest spread of banking business	1.72	1.87
Benefit from interest-free funds	0.32	0.32

Net interest margin of banking business	2.04	2.19

Average interest rates
The Group's base rate	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.79	0.74
- Eurodollar	0.31	0.29
- Euro	1.04	0.96

Average balance sheet (continued)

	Quarter ended			Quarter ended
	31 March 2011			31 December 2010
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	64,040	172	1.09	61,851	167	1.07
Loans and advances to customers	473,616	4,593	3.93	481,464	4,755	3.92
Debt securities	119,954	636	2.15	118,493	690	2.21

Interest-earning assets - banking business	657,610	5,401	3.33	661,808	5,612	3.36

Trading business	279,164			276,306
Non-interest earning assets	508,177			645,956

Total assets	1,444,951			1,584,070

Liabilities
Deposits by banks	66,671	259	1.58	71,127	287	1.60
Customer accounts	325,160	831	1.04	329,116	929	1.12
Debt securities in issue	164,278	817	2.02	177,704	866	1.93
Subordinated liabilities	24,014	185	3.13	26,598	(18)	(0.27)
Internal funding of trading business	(52,013)	8	(0.06)	(63,213)	(30)	0.19

Interest-bearing liabilities - banking business	528,110	2,100	1.61	541,332	2,034	1.49

Trading business	301,753			288,431
Non-interest-bearing liabilities
- demand deposits	63,701			67,707
- other liabilities	477,017			611,226
Owners’ equity	74,370			75,374

Total liabilities and Owners’ equity	1,444,951			1,584,070

Notes:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Risk and balance sheet management

Balance sheet management

Capital
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements as capital adequacy and risk management are closely aligned. The Group’s regulatory capital resources and risk asset ratios calculated in accordance with FSA definitions are set out below.

	31 March 2011	31 December 2010
Risk-weighted assets (RWAs)	£bn	£bn

Credit risk	367.9	385.9
Counterparty risk	62.8	68.1
Market risk	69.5	80.0
Operational risk	37.9	37.1

	538.1	571.1
Benefit of Asset Protection Scheme	(98.4)	(105.6)

	439.7	465.5

Risk asset ratio	%	%

Core Tier 1	11.2	10.7
Tier 1	13.5	12.9
Total	14.5	14.0

Key points
•	Credit and counterparty RWAs fell by £23.3 billion principally driven by asset run-off, disposals and restructurings, and a reclassification of certain trades in Non-Core.

•	Market risk decreased by £10.5 billion reflecting a lower event risk charge and reductions in VaR.

•	The reduction in APS RWA benefit reflects the run-off of covered assets.

•	The benefit of the APS to the Core Tier 1 was 1.3% compared with 1.2% at 31 December 2010.

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

	31 March 2011	31 December 2010
Composition of regulatory capital	£m	£m

Tier 1
Ordinary and B shareholders' equity	69,332	70,388
Non-controlling interests	1,710	1,719
Adjustments for:
- goodwill and other intangible assets - continuing businesses	(14,409)	(14,448)
- unrealised losses on available-for-sale (AFS) debt securities	2,125	2,061
- reserves arising on revaluation of property and unrealised gains on AFS equities	(62)	(25)
- reallocation of preference shares and innovative securities	(548)	(548)
- other regulatory adjustments*	(379)	(1,097)
Less excess of expected losses over provisions net of tax	(2,385)	(1,900)
Less securitisation positions	(2,410)	(2,321)
Less APS first loss	(3,936)	(4,225)

Core Tier 1 capital	49,038	49,604
Preference shares	5,380	5,410
Innovative Tier 1 securities	4,561	4,662
Tax on the excess of expected losses over provisions	860	758
Less material holdings	(291)	(310)

Total Tier 1 capital	59,548	60,124

Tier 2
Reserves arising on revaluation of property and unrealised gains on AFS equities	62	25
Collective impairment provisions	750	778
Perpetual subordinated debt	1,845	1,852
Term subordinated debt	16,334	16,745
Non-controlling and other interests in Tier 2 capital	11	11
Less excess of expected losses over provisions	(3,245)	(2,658)
Less securitisation positions	(2,410)	(2,321)
Less material holdings	(291)	(310)
Less APS first loss	(3,936)	(4,225)

Total Tier 2 capital	9,120	9,897

Supervisory deductions
Unconsolidated investments
- RBS Insurance	(3,988)	(3,962)
- other investments	(330)	(318)
Other deductions	(422)	(452)

Deductions from total capital	(4,740)	(4,732)

Total regulatory capital	63,928	65,289

* Includes reduction for own liabilities carried at fair value	(863)	(1,182)

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

Movement in Core Tier 1 capital	£m

At 1 January 2011	49,604
Attributable loss net of movement in fair value of own debt	(209)
Foreign currency reserves	(384)
Issue of ordinary shares	31
Increase in capital deductions including APS first loss	(285)
Other movements	281

At 31 March 2011	49,038

Risk-weighted assets by division
Risk-weighted assets by risk category and division are set out below.

	Credit risk	Counterparty risk	Market risk	Operational risk	Gross total	APS relief	Net total
31 March 2011	£bn	£bn	£bn	£bn	£bn	£bn	£bn

UK Retail	43.0	-	-	7.3	50.3	(11.4)	38.9
UK Corporate	72.6	-	-	6.7	79.3	(21.5)	57.8
Wealth	10.6	-	0.1	1.9	12.6	-	12.6
Global Transaction Services	13.3	-	-	4.9	18.2	-	18.2
Ulster Bank	29.4	0.4	0.1	1.8	31.7	(7.4)	24.3
US Retail & Commercial	48.4	0.8	-	4.4	53.6	-	53.6

Retail & Commercial	217.3	1.2	0.2	27.0	245.7	(40.3)	205.4
Global Banking & Markets	51.0	32.0	48.0	15.5	146.5	(11.1)	135.4
Other	13.3	0.5	-	0.7	14.5	-	14.5

Core	281.6	33.7	48.2	43.2	406.7	(51.4)	355.3
Non-Core	83.6	29.1	21.3	(5.5)	128.5	(47.0)	81.5

Group before RFS MI	365.2	62.8	69.5	37.7	535.2	(98.4)	436.8
RFS MI	2.7	-	-	0.2	2.9	-	2.9

Group	367.9	62.8	69.5	37.9	538.1	(98.4)	439.7

31 December 2010

UK Retail	41.7	-	-	7.1	48.8	(12.4)	36.4
UK Corporate	74.8	-	-	6.6	81.4	(22.9)	58.5
Wealth	10.4	-	0.1	2.0	12.5	-	12.5
Global Transaction Services	13.7	-	-	4.6	18.3	-	18.3
Ulster Bank	29.2	0.5	0.1	1.8	31.6	(7.9)	23.7
US Retail & Commercial	52.0	0.9	-	4.1	57.0	-	57.0

Retail & Commercial	221.8	1.4	0.2	26.2	249.6	(43.2)	206.4
Global Banking & Markets	53.5	34.5	44.7	14.2	146.9	(11.5)	135.4
Other	16.4	0.4	0.2	1.0	18.0	-	18.0

Core	291.7	36.3	45.1	41.4	414.5	(54.7)	359.8
Non-Core	91.3	31.8	34.9	(4.3)	153.7	(50.9)	102.8

Group before RFS MI	383.0	68.1	80.0	37.1	568.2	(105.6)	462.6
RFS MI	2.9	-	-	-	2.9	-	2.9

Group	385.9	68.1	80.0	37.1	571.1	(105.6)	465.5

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk

The Group’s balance sheet composition is a function of the broad array of product offerings and diverse markets served by its Core divisions. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise liquidity transformation in normal business environments while ensuring adequate coverage of all cash requirements under extreme stress conditions.

Diversification of the Group’s funding base is central to its liquidity management strategy. The Group’s businesses have developed large customer franchises based on strong relationship management and high quality service. These customer franchises are strongest in the UK, US and Ireland but extend into Europe, Asia and Latin America. Customer deposits provide large pools of stable funding to support the majority of the Group’s lending. It is a strategic objective to improve the Group’s loan to deposit ratio to 100%, or better, by 2013.

The Group also accesses professional markets funding by way of public and private debt issuances on an unsecured and secured basis. These debt issuance programmes are spread across multiple currencies and maturities to appeal to a broad range of investor types and preferences around the world. This market based funding supplements the Group’s structural liquidity needs and in some cases achieves certain capital objectives.

The table below shows the Group’s primary funding sources, excluding repurchase agreements.

	31 March 2011		31 December 2010
	£m	%	£m	%

Deposits by banks
- central banks	13,773	1.9	11,612	1.6
- cash collateral	23,594	3.2	28,074	3.8
- other	26,462	3.6	26,365	3.6

	63,829	8.7	66,051	9.0

Debt securities in issue
- commercial paper	24,216	3.3	26,235	3.5
- certificates of deposits	35,967	4.9	37,855	5.1
- medium-term notes and other bonds	130,230	17.7	131,026	17.7
- covered bonds	6,850	0.9	4,100	0.6
- other securitisations	18,705	2.6	19,156	2.6

	215,968	29.4	218,372	29.5

Subordinated liabilities	26,515	3.6	27,053	3.6

Total wholesale funding	306,312	41.7	311,476	42.1

Customer deposits
- cash collateral	8,673	1.2	10,433	1.4
- other	419,801	57.1	418,166	56.5

Total customer deposits	428,474	58.3	428,599	57.9

Total funding	734,786	100.0	740,075	100.0

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

The table below shows the Group’s debt securities in issue and subordinated liabilities by remaining maturity.

	31 March 2011				31 December 2010
	Debt securities in issue	Subordinated liabilities	Total		Debt securities in issue	Subordinated liabilities	Total
	£m	£m	£m	%	£m	£m	£m	%

Less than 1 year	107,110	826	107,936	44.5	94,048	964	95,012	38.7
1-3 years	35,801	2,247	38,048	15.7	49,149	754	49,903	20.3
3-5 years	23,613	7,217	30,830	12.7	22,806	8,476	31,282	12.8
More than 5 years	49,444	16,225	65,669	27.1	52,369	16,859	69,228	28.2

	215,968	26,515	242,483	100.0	218,372	27,053	245,425	100.0

Key points
•	The proportion of funding from customer deposits, excluding cash collateral, improved marginally from 56.5% to 57.1%.

•
Short-term wholesale funding excluding derivative collateral increased from £129.4 billion to £144.7 billion during the first quarter of 2011 due to the inclusion of £15.6 billion of medium-term notes issued under the Credit Guarantee Scheme which will mature in Q1 2012. Short-term wholesale instruments (excluding repos and cash collateral) declined by £1.6 billion in Q1 2011.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Long-term debt issuances
The table below shows debt securities issued by the Group with an original maturity of one year or more. The Group also executes other long-term funding arrangements (predominately term repos) not reflected in the tables below.

	Quarter ended					Year ended 31 December 2010
	31 March 2011	31 December 2010	30 September 2010	30 June 2010	31 March 2010
	£m	£m	£m	£m	£m	£m

Public
- unsecured	3,277	775	6,254	1,882	3,976	12,887
- secured	2,652	1,725	5,286	1,030	-	8,041
Private
- unsecured	4,251	4,623	6,299	2,370	4,158	17,450

Gross issuance	10,180	7,123	17,839	5,282	8,134	38,378

The table below shows the original maturity and currency breakdown of long-term debt securities issued in Q1 2011 and Q4 2010.

	Quarter ended
	31 March 2011		31 December 2010
	£m	%	£m	%

Original maturity
1-2 years	438	4.3	433	6.1
2-3 years	184	1.8	618	8.6
3-4 years	2,474	24.3	697	9.8
4-5 years	248	2.5	290	4.1
5-10 years	5,001	49.1	2,321	32.6
> 10 years	1,835	18.0	2,764	38.8

	10,180	100.0	7,123	100.0

Currency

GBP	483	4.7	264	3.7
EUR	4,069	40.0	3,935	55.2
USD	3,310	32.5	1,280	18.0
Other	2,318	22.8	1,644	23.1

	10,180	100.0	7,123	100.0

Key points
•
Term issuances in Q1 2011 were £10.2 billion, including £2.7 billion of euro denominated covered bonds, of which £0.9 billion had original maturity of 7 years and the balance had original maturity of 5 years.

•	Issuances in Q1 2011 were £3.1 billion higher than in Q4 2010, of which £2.0 billion related to US dollar denominated instruments.

•	The Group issued a further £3.8 billion of term debt in April 2011.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Liquidity portfolio
The table below shows the composition of the Group’s liquidity portfolio.

	31 March 2011	31 December 2010
Liquidity portfolio	£m	£m

Cash and balances at central banks	58,936	53,661
Treasury bills	9,859	14,529
Central and local government bonds (1)
- AAA rated governments (2)	40,199	41,435
- AA- to AA+ rated governments	1,408	3,744
- governments rated below AA	1,052	1,029
- local government	4,771	5,672
	47,430	51,880
Unencumbered collateral (3)
- AAA rated	21,328	17,836
- below AAA rated and other high quality assets	13,637	16,693
	34,965	34,529

Total liquidity portfolio	151,190	154,599

Notes:
(1)	Includes FSA eligible government bonds of £30.1 billion at 31 March 2011 (31 December 2010 - £34.7 billion).
(2)	Includes AAA rated US government guaranteed agencies.
(3)	Includes secured assets eligible for discounting at central banks, comprising loans and advances and debt securities.

Key points
•	The Group’s liquidity portfolio was £151.2 billion, a decline of £3.4 billion from 31 December 2010.

•	The strategic target of £150 billion is unchanged.

•
The liquidity portfolio is actively managed and as such its composition varies over time. Actions initiated in March 2011 to alter the maturity and currency mix resulted in a higher proportion of cash and central bank balances at the end of the quarter.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Net stable funding
The table below shows the Group’s net stable funding ratio estimated by applying the Basel III guidance issued in December 2010. This measure seeks to show the proportion of structural term assets which are funded by stable funding including customer deposits, long-term wholesale funding, and equity. The Group’s net stable funding ratio calculation will continue to be refined over time in line with regulatory developments.
	31 March 2011		31 December 2010
		ASF (1)		ASF (1)	Weighting
	£bn	£bn	£bn	£bn	%

Equity	76	76	76	76	100
Wholesale funding > 1 year	138	138	154	154	100
Wholesale funding < 1 year	168	-	157	-	-
Derivatives	361	-	424	-	-
Repurchase agreements	130	-	115	-	-
Deposits
- Retail and SME - more stable	171	154	172	155	90
- Retail and SME - less stable	26	21	51	41	80
- Other	231	116	206	103	50
Other (2)	112	-	98	-	-

Total liabilities and equity	1,413	505	1,453	529

Cash	60	-	57	-	-
Inter bank lending	59	-	58	-	-
Debt securities > 1 year
- central and local governments AAA to AA-	83	4	89	4	5
- other eligible bonds	79	16	75	15	20
- other bonds	16	16	10	10	100
Debt securities < 1 year	53	-	43	-	-
Derivatives	361	-	427	-	-
Reverse repurchase agreements	106	-	95	-	-
Customer loans and advances > 1 year
- residential mortgages	143	93	145	94	65
- other	200	200	211	211	100
Customer loans and advances < 1 year
- retail loans	19	16	22	19	85
- other	132	66	125	63	50
Other (3)	102	102	96	96	100

Total assets	1,413	513	1,453	512

Undrawn commitments	255	13	267	13	5

Total assets and undrawn commitments	1,668	526	1,720	525

Net stable funding ratio		96%		101%

Notes:
(1)	Available stable funding.
(2)	Deferred tax, insurance liabilities and other liabilities.
(3)	Prepayments, accrued income, deferred tax and other assets.

Key point
•
The Group’s net stable funding ratio reduced to 96% at 31 March 2011, from 101% at 31 December 2010, primarily due to an increase in the wholesale funding with maturity of less than one year arising from the inclusion of £15.6 billion medium-term notes issued under the Credit Guarantee Scheme maturing during Q1 2012.

Risk and balance sheet management (continued)

Balance sheet management: Funding and liquidity risk (continued)

Loan deposit ratio and funding gap
The table below shows quarterly trends in the loan to deposit ratio and customer funding gap.

	Loan to deposit ratio (1)		Customer funding gap (1)
	Group	Core	Group
	%	%	£bn

31 March 2011	115	96	66
31 December 2010	117	96	74
30 September 2010	126	101	107
30 June 2010	128	102	118
31 March 2010	131	102	131
31 December 2009	135	104	142

Note:
(1)	Excludes repurchase agreements and bancassurance deposits to 31 March 2010 and loans are net of provisions.

Key points
•
The Group’s loan to deposit ratio improved by 200 basis points in Q1 2011 to 115%. The customer funding gap narrowed by £8 billion to £66 billion in Q1 2011, primarily due to a reduction in Non-Core customer loans.

•	The loan to deposit ratio for the Group’s Core business at 31 March 2011 remained stable at 96%.

Sensitivity of net interest income
The Group seeks to mitigate the effect of prospective interest rate movements which could reduce future net interest income through its management of market risk in the Group’s businesses, whilst balancing the cost of such hedging activities on the current net revenue stream. Hedging activities also consider the impact on market value sensitivity under stress.

The following table shows the sensitivity of net interest income over the next twelve months to an immediate up and down 100 basis points change to all interest rates.

	31 March 2011	31 December 2010
	£m	£m

+ 100bp shift in yield curves	266	232
– 100bp shift in yield curves	(302)	(352)

Key points
•	In aggregate, the Group’s interest rate exposure continues to reflect a slight asset sensitive bias in Q1 2011.

•
There were no material actions taken to alter the position during the quarter. Certain assumptions used for modelling customer pricing have been modified to show greater opportunity for margin expansion as and when short-term interest rates begin to rise.

Risk and balance sheet management (continued)

Risk management: Credit risk
Credit risk is the risk of financial loss due to the failure of customers or counterparties to meet payment obligations. The quantum and nature of credit risk assumed across the Group’s different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Loans and advances to customers by geography and industry
The table below analyses loans and advances to customers excluding reverse repos and disposal groups.

	31 March 2011			31 December 2010
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Central and local government	5,650	1,514	7,164	6,781	1,671	8,452
Finance	47,797	7,559	55,356	46,910	7,651	54,561
Residential mortgages	142,920	5,678	148,598	140,359	6,142	146,501
Personal lending	32,362	3,482	35,844	33,581	3,891	37,472
Property	45,038	43,866	88,904	42,455	47,651	90,106
Construction	9,011	3,231	12,242	8,680	3,352	12,032
Manufacturing	24,621	6,295	30,916	25,797	6,520	32,317
Service industries and business activities	92,623	20,712	113,335	95,127	22,383	117,510
Agriculture, forestry and fishing	3,741	130	3,871	3,758	135	3,893
Finance leases and instalment credit	8,061	8,119	16,180	8,321	8,529	16,850
Interest accruals	673	193	866	831	278	1,109

Gross loans	412,497	100,779	513,276	412,600	108,203	520,803
Loan impairment provisions	(8,287)	(10,841)	(19,128)	(7,740)	(10,315)	(18,055)

Net loans	404,210	89,938	494,148	404,860	97,888	502,748

Key points
•	Gross loans reduced by £7.5 billion in the quarter principally due to disposals, run-offs and transfers in Non-Core, partially offset by increased mortgage lending in UK Retail.

•
The movement between Non-Core and Core property-related lending primarily reflected Non-Core returning loans to UK Corporate in preparation for the sale of the RBS England and Wales branch-based business to Santander.

Risk and balance sheet management (continued)

Risk management: Credit risk

Loans and advances to customers by geography and industry (continued)
The table below analyses loans and advances to customers excluding reverse repos and disposal groups by geography (by location of office).

	31 March 2011			31 December 2010
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

UK
Central and local government	5,144	104	5,248	5,728	173	5,901
Finance	27,510	5,910	33,420	27,995	6,023	34,018
Residential mortgages	102,462	1,632	104,094	99,928	1,665	101,593
Personal lending	22,278	451	22,729	23,035	585	23,620
Property	36,419	28,322	64,741	34,970	30,492	65,462
Construction	7,271	2,282	9,553	7,041	2,310	9,351
Manufacturing	10,810	1,498	12,308	12,300	1,510	13,810
Service industries and business activities	57,299	11,500	68,799	58,265	11,741	70,006
Agriculture, forestry and fishing	2,935	61	2,996	2,872	67	2,939
Finance leases and instalment credit	5,565	7,431	12,996	5,589	7,785	13,374
Interest accruals	371	48	419	415	98	513

	278,064	59,239	337,303	278,138	62,449	340,587

Europe
Central and local government	220	899	1,119	365	1,017	1,382
Finance	3,768	821	4,589	2,642	1,019	3,661
Residential mortgages	19,892	684	20,576	19,473	621	20,094
Personal lending	2,276	587	2,863	2,270	600	2,870
Property	5,304	12,711	18,015	5,139	12,636	17,775
Construction	1,246	851	2,097	1,014	873	1,887
Manufacturing	6,167	4,139	10,306	5,853	4,181	10,034
Service industries and business activities	16,111	5,648	21,759	17,537	6,072	23,609
Agriculture, forestry and fishing	774	69	843	849	68	917
Finance leases and instalment credit	265	688	953	370	744	1,114
Interest accruals	76	85	161	143	101	244

	56,099	27,182	83,281	55,655	27,932	83,587

Risk and balance sheet management (continued)

Risk management: Credit risk

Loans and advances to customers by geography and industry (continued)

	31 March 2011			31 December 2010
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

US
Central and local government	169	38	207	263	53	316
Finance	9,635	495	10,130	9,522	587	10,109
Residential mortgages	20,084	3,243	23,327	20,548	3,653	24,201
Personal lending	6,327	2,444	8,771	6,816	2,704	9,520
Property	2,574	1,768	4,342	1,611	3,318	4,929
Construction	420	63	483	442	78	520
Manufacturing	5,614	80	5,694	5,459	143	5,602
Service industries and business activities	13,705	2,261	15,966	14,075	2,724	16,799
Agriculture, forestry and fishing	26	-	26	31	-	31
Finance leases and instalment credit	2,188	-	2,188	2,315	-	2,315
Interest accruals	179	59	238	183	73	256

	60,921	10,451	71,372	61,265	13,333	74,598

RoW
Central and local government	117	473	590	425	428	853
Finance	6,884	333	7,217	6,751	22	6,773
Residential mortgages	482	119	601	410	203	613
Personal lending	1,481	-	1,481	1,460	2	1,462
Property	741	1,065	1,806	735	1,205	1,940
Construction	74	35	109	183	91	274
Manufacturing	2,030	578	2,608	2,185	686	2,871
Service industries and business activities	5,508	1,303	6,811	5,250	1,846	7,096
Agriculture, forestry and fishing	6	-	6	6	-	6
Finance leases and instalment credit	43	-	43	47	-	47
Interest accruals	47	1	48	90	6	96

	17,413	3,907	21,320	17,542	4,489	22,031

Risk and balance sheet management (continued)

Risk management: Credit risk: REIL and PPL

The table below analyses the Group's risk elements in lending (REIL) and potential problem loans (PPL) and takes no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provisions.

	31 March 2011			31 December 2010
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Impaired loans (1)
- UK	8,523	7,147	15,670	7,903	7,835	15,738
- Overseas	6,584	15,878	22,462	5,608	14,355	19,963

	15,107	23,025	38,132	13,511	22,190	35,701

Accruing loans past due 90 days or more (2)
- UK	1,545	752	2,297	1,434	939	2,373
- Overseas	366	246	612	262	262	524

	1,911	998	2,909	1,696	1,201	2,897

Total REIL	17,018	24,023	41,041	15,207	23,391	38,598
PPL (3)	324	202	526	473	160	633

Total REIL and PPL	17,342	24,225	41,567	15,680	23,551	39,231

REIL as a % of gross loans and advances (4)	4.1%	23.0%	7.9%	3.7%	20.7%	7.3%
REIL and PPL as a % of gross loans and advances (4)	4.2%	23.2%	8.0%	3.8%	20.8%	7.4%
Provisions as a % of total REIL	49%	45%	47%	51%	44%	47%
Provisions as a % of total REIL & PPL	49%	45%	46%	49%	44%	46%

Notes:
(1)	Loans against which an impairment provision is held.
(2)	Loans where an impairment event has taken place but no impairment provision recognised. This category is used for fully collateralised non-revolving credit facilities.
(3)
Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for advances and revolving credit facilities where the past due concept is not applicable.

(4)	Gross loans and advances to customers including disposal groups and excluding reverse repos.

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions

Movement in REIL and PPL
The table below details the movement in REIL and PPL for the quarter ended 31 March 2011.

	REIL			PPL			Total
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2011	15,207	23,391	38,598	473	160	633	15,680	23,551	39,231
Intra-group transfers	369	(369)	-	-	-	-	369	(369)	-
Currency translation and other adjustments	68	98	166	1	4	5	69	102	171
Additions	3,119	2,866	5,985	305	152	457	3,424	3,018	6,442
Transfers	81	(53)	28	(137)	(39)	(176)	(56)	(92)	(148)
Disposals, restructurings and repayments	(1,286)	(1,334)	(2,620)	(318)	(75)	(393)	(1,604)	(1,409)	(3,013)
Amounts written-off	(540)	(576)	(1,116)	-	-	-	(540)	(576)	(1,116)

At 31 March 2011	17,018	24,023	41,041	324	202	526	17,342	24,225	41,567

Key points
•	REIL increased by £2.4 billion predominantly due to growth in Ulster Bank Group of £2.2 billion (Core - £1.0 billion; Non-Core - £1.2 billion).

•
The Group’s provision coverage was stable at 47% (see page 100); Core coverage reduced from 51% to 49% and Non-Core coverage increased marginally from 44% to 45%. The Core coverage is typically higher at 49%, due to a greater weighting of unsecured retail products within REIL and the proportion of latent provision on performing portfolios. Lower coverage of Non-Core reflects secured wholesale lending, particularly commercial real estate portfolios.

•	The intra-group transfer of REIL relates to Non-Core returning loans to UK Corporate as part of the preparation for the sale of the RBS England and Wales branch-based business to Santander.

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions (continued)

Movement in loan impairment provisions
The following table shows the movement in impairment provisions for loans and advances to customers and banks.

	Quarter ended
	31 March 2011			31 December 2010
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

At beginning of period	7,866	10,316	18,182	7,791	9,879	17,670
Transfers to disposal groups	-	(9)	(9)	-	(5)	(5)
Intra-group transfers	177	(177)	-	(217)	217	-
Currency translation and other adjustments	56	95	151	147	(235)	(88)
Disposals	-	-	-	-	(3)	(3)
Amounts written-off	(514)	(438)	(952)	(745)	(771)	(1,516)
Recoveries of amounts previously written-off	39	80	119	29	67	96
Charge to income statement	852	1,046	1,898	912	1,243	2,155
Unwind of discount	(60)	(71)	(131)	(51)	(76)	(127)

At end of period	8,416	10,842	19,258	7,866	10,316	18,182

Loan impairment provisions on loans and advances

	31 March 2011			31 December 2010
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Latent loss	1,583	963	2,546	1,653	997	2,650
Collectively assessed	4,375	1,112	5,487	4,139	1,157	5,296
Individually assessed	2,329	8,766	11,095	1,948	8,161	10,109

Customer loans	8,287	10,841	19,128	7,740	10,315	18,055
Bank loans	129	1	130	126	1	127

Total loans	8,416	10,842	19,258	7,866	10,316	18,182

% of loans (1)	2.01%	10.42%	3.71%	1.88%	9.14%	3.44%

Note:
(1)	Customer provisions as a % of gross customer loans including disposal groups and excluding reverse repurchase agreements.

Key points
•
Loan impairment provisions increased by £1.1 billion, primarily in Ulster Bank Group (Core - £0.5 billion; Non-Core - £0.9 billion) reflecting the deteriorating economic environment in Ireland with lower asset values and consumer spending. Of the increase in Ulster Bank Group, £0.8 billion related to commercial real estate portfolios, £0.3 billion to other corporate lending and £0.2 billion to mortgage lending.

•	The decrease in latent loss provision was primarily due to improved book quality and credit metrics in UK Corporate.

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions (continued)

Impairment charge
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Latent loss	(107)	(116)	31
Collectively assessed	720	729	841
Individually assessed - customer loans	1,285	1,555	1,730

Customer loans	1,898	2,168	2,602
Bank loans	-	(13)	-
Securities	49	(14)	73

Charge to income statement	1,947	2,141	2,675

Charge relating to customer loans as a % of gross customer loans (1)	1.5%	1.6%	1.8%

Note:
(1)	Customer loans excluding reverse repurchase agreements, gross of provisions and including gross loans relating to disposal groups.

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities

The table below analyses debt securities by issuer and measurement classification.

	Central and local government			Banks and building societies	ABS	Corporate	Other	Total
	UK	US	Other
	£m	£m	£m	£m	£m	£m	£m	£m

31 March 2011
Held-for-trading	5,422	19,079	51,792	4,356	23,907	8,045	538	113,139
DFV (1)	1	-	199	3	114	15	-	332
Available-for-sale	8,474	15,621	34,325	7,767	42,884	2,033	24	111,128
Loans and receivables	11	-	-	-	5,951	822	1	6,785

	13,908	34,700	86,316	12,126	72,856	10,915	563	231,384
Short positions	(4,852)	(12,715)	(22,463)	(2,612)	(1,014)	(3,252)	(241)	(47,149)

	9,056	21,985	63,853	9,514	71,842	7,663	322	184,235

Available-for-sale
Gross unrealised gains	207	202	346	38	1,102	62	3	1,960
Gross unrealised losses	(24)	(44)	(820)	(31)	(3,201)	(33)	-	(4,153)

31 December 2010
Held-for-trading	5,097	15,956	43,224	5,778	21,988	6,590	236	98,869
DFV (1)	1	-	262	3	119	16	1	402
Available-for-sale	8,377	17,890	33,122	7,198	42,515	2,011	17	111,130
Loans and receivables	11	-	-	15	6,203	848	2	7,079

	13,486	33,846	76,608	12,994	70,825	9,465	256	217,480
Short positions	(4,200)	(11,398)	(18,909)	(1,853)	(1,335)	(3,288)	(34)	(41,017)

	9,286	22,448	57,699	11,141	69,490	6,177	222	176,463

Available-for-sale
Gross unrealised gains	349	341	700	60	1,057	87	1	2,595
Gross unrealised losses	(10)	(1)	(618)	(32)	(3,396)	(37)	(3)	(4,097)

Note:
(1)	Designated as at fair value.

Key point
•	Debt securities increased by £13.9 billion, reflecting growth in GBM’s held-for-trading positions of £14.3 billion. Short positions increased by £6.1 billion.

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities (continued)

The table below analyses debt securities by issuer and external ratings.

	Central and local government			Banks and building societies	ABS	Corporate	Other	Total	% of total

	UK	US	Other
	£m	£m	£m	£m	£m	£m	£m	£m	%

31 March 2011
AAA	13,908	34,700	51,272	2,394	52,867	478	-	155,619	67
AA to AA+	-	-	6,428	3,207	7,031	599	175	17,440	7
A to AA-	-	-	22,778	4,594	3,187	1,601	3	32,163	14
BBB- to A-	-	-	3,351	1,219	3,799	2,453	108	10,930	5
Non-investment grade	-	-	1,946	574	4,805	4,137	2	11,464	5
Unrated	-	-	541	138	1,167	1,647	275	3,768	2

	13,908	34,700	86,316	12,126	72,856	10,915	563	231,384	100

31 December 2010
AAA	13,486	33,846	44,784	2,374	51,235	846	17	146,588	67
AA to AA+	-	-	18,025	3,036	6,335	779	-	28,175	13
A to AA-	-	-	9,138	4,185	3,244	1,303	5	17,875	8
BBB- to A-	-	-	2,843	1,323	3,385	2,029	6	9,586	5
Non-investment grade	-	-	1,766	1,766	4,923	2,786	4	11,245	5
Unrated	-	-	52	310	1,703	1,722	224	4,011	2

	13,486	33,846	76,608	12,994	70,825	9,465	256	217,480	100

Key points
•	The proportion of AAA rated securities remained stable at 67% as did non-investment grade and unrated securities at 7%.

•
During Q1 2011, Japan was downgraded resulting in the decrease in AA to AA+ and increase in A to AA- other government holdings. Japanese government held-for-trading securities at 31 March 2011 amounted to £8.4 billion (31 December 2010 - £10.7 billion).

Asset-backed securities

	RMBS
	G10 government	Covered bond	Prime	Non- conforming	Sub-prime	CMBS	CDOs	CLOs	Other ABS	Total
31 March 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AAA	32,067	7,200	4,140	1,684	273	1,922	424	2,269	2,888	52,867
AA to AA+	1,547	475	653	96	218	744	565	1,617	1,116	7,031
A to AA-	-	197	118	73	246	979	358	345	871	3,187
BBB- to A-	-	157	162	299	84	390	185	578	1,944	3,799
Non-investment grade	-	-	760	917	246	439	1,847	344	252	4,805
Unrated	-	-	25	28	143	2	76	673	220	1,167

	33,614	8,029	5,858	3,097	1,210	4,476	3,455	5,826	7,291	72,856

31 December 2010
AAA	28,835	7,107	4,355	1,754	317	2,789	444	2,490	3,144	51,235
AA to AA+	1,529	357	147	144	116	392	567	1,786	1,297	6,335
A to AA-	-	408	67	60	212	973	296	343	885	3,244
BBB- to A-	-	-	82	316	39	500	203	527	1,718	3,385
Non-investment grade	-	-	900	809	458	296	1,863	332	265	4,923
Unrated	-	-	196	52	76	-	85	596	698	1,703

	30,364	7,872	5,747	3,135	1,218	4,950	3,458	6,074	8,007	70,825

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk - available-for-sale debt securities
The table below analyses available-for-sale (AFS) debt securities by issuer and related AFS reserves (net of tax), for countries exceeding £0.5 billion, together with the total of those individually less than £0.5 billion.

	31 March 2011					31 December 2010
	Government	ABS	Other	Total	AFS reserves	Government	ABS	Other	Total	AFS reserves
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

US	15,670	20,961	737	37,368	(133)	17,890	20,872	763	39,525	(116)
UK	8,500	4,134	2,083	14,717	(134)	8,377	4,002	2,284	14,663	(106)
Germany	12,589	1,298	500	14,387	(217)	10,653	1,360	535	12,548	(35)
Netherlands	3,977	7,096	774	11,847	(8)	3,469	6,773	713	10,955	(59)
Spain	91	6,912	78	7,081	(863)	88	6,773	169	7,030	(939)
France	4,195	579	1,031	5,805	(42)	5,912	575	900	7,387	33
Japan	4,204	-	3	4,207	-	4,354	-	82	4,436	-
Australia	-	467	2,421	2,888	(27)	-	486	1,586	2,072	(34)
Italy	928	238	24	1,190	(67)	906	243	24	1,173	(86)
Singapore	798	-	206	1,004	-	649	-	209	858	-
Denmark	690	-	251	941	(7)	629	-	172	801	2
Greece	936	-	-	936	(476)	895	-	-	895	(517)
Switzerland	749	-	161	910	8	657	-	156	813	11
Luxembourg	431	18	375	824	18	253	78	226	557	20
India	657	-	156	813	(3)	548	-	139	687	2
Hong Kong	797	-	12	809	-	905	-	8	913	-
Belgium	742	35	8	785	(32)	763	34	243	1,040	(34)
Republic of Ireland	101	161	375	637	(67)	104	177	408	689	(74)
South Korea	229	383	-	612	1	261	429	-	690	(2)
Sweden	77	250	219	546	-	30	269	165	464	-
Other (individually <£0.5 billion)	2,059	352	410	2,821	(76)	2,046	444	444	2,934	(127)

	58,420	42,884	9,824	111,128	(2,125)	59,389	42,515	9,226	111,130	(2,061)

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives

The Group's derivative assets by internal grading scale and residual maturity are set out below. Master netting arrangements in respect of mark-to-market (mtm) values and collateral do not result in a net presentation in the Group’s balance sheet under IFRS.

		31 March 2011						31 December 2010 Total
Asset quality	Probability of default range	0-3 months	3-6 months	6-12 months	1-5 years	Over 5 years	Total
		£m	£m	£m	£m	£m	£m	£m

AQ1	0% - 0.034%	25,485	11,173	16,191	102,680	167,773	323,302	408,489
AQ2	0.034% - 0.048%	561	141	235	1,750	2,678	5,365	2,659
AQ3	0.048% - 0.095%	1,678	601	865	2,959	4,677	10,780	3,317
AQ4	0.095% - 0.381%	804	218	509	2,345	2,473	6,349	3,391
AQ5	0.381% - 1.076%	601	133	272	2,100	3,290	6,396	4,860
AQ6	1.076% - 2.153%	2,180	55	126	785	845	3,991	1,070
AQ7	2.153% - 6.089%	177	63	47	498	1,095	1,880	857
AQ8	6.089% - 17.222%	2	5	9	121	649	786	403
AQ9	17.222% - 100%	433	13	38	189	322	995	450
AQ10	100%	19	56	17	518	594	1,204	1,581

		31,940	12,458	18,309	113,945	184,396	361,048	427,077
Counterparty mtm netting							(290,462)	(330,397)
Cash collateral held against derivative exposures							(25,363)	(31,096)

Net exposure							45,223	65,584

At 31 March 2011, the Group also held collateral in the form of securities of £3.3 billion (31 December 2010 - £2.9 billion) against derivative positions.

The table below analyses the fair value of the Group’s derivatives by type of contract.

	31 March 2011		31 December 2010
	Assets	Liabilities	Assets	Liabilities
Contract type	£m	£m	£m	£m

Exchange rate contracts	73,552	79,045	83,253	89,375
Interest rate contracts	259,006	250,515	311,731	299,209
Credit derivatives	22,704	21,689	26,872	25,344
Equity and commodity contracts	5,786	9,376	5,221	10,039

	361,048	360,625	427,077	423,967

Key points
•	Net exposure, after taking account of mark-to-market and collateral netting arrangements, reduced by 31% to £45.2 billion.
•	Exchange rate contracts decreased due to trading fluctuations and movements in forward rates.
•
Interest rate contracts decreased due to greater use of over-the-counter contract compression through third party intermediaries, higher interest rate yields and sterling strengthening against the US dollar. These effects were partially offset by reduced use of clearing houses which resulted in the netting benefit declining from 60% to 57%.

•
Credit derivative fair values declined mainly due to trade unwinds together with contract compressions and reduction in Non-Core relating to monolines (see below) and other index hedges, as credit spreads tightened across five and ten year maturities. The APS derivative decreased by £0.5 billion principally reflecting lower covered assets as well as market factors.

•	The increase in derivative contracts against AQ3 rated counterparties reflected a combination of rating down grades and new deals.

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)

The Group’s exposures to monolines and CDPCs by credit rating are summarised below, ratings are based on the lower of S&P and Moody’s.

	Notional: protected assets	Fair value: reference protected assets	Gross exposure	Credit valuation adjustment	Hedges	Net exposure
Monoline insurers	£m	£m	£m	£m	£m	£m

31 March 2011
A to AA-	5,759	5,121	638	194	-	444
Non-investment grade	8,123	5,246	2,877	1,984	69	824

	13,882	10,367	3,515	2,178	69	1,268

Of which:
CMBS	3,859	2,316	1,543	1,132
CDOs	1,092	245	847	569
CLOs	6,183	5,747	436	139
Other ABS	2,260	1,734	526	260
Other	488	325	163	78

	13,882	10,367	3,515	2,178

31 December 2010
A to AA-	6,336	5,503	833	272	-	561
Non-investment grade	8,555	5,365	3,190	2,171	71	948

	14,891	10,868	4,023	2,443	71	1,509

Of which:
CMBS	4,149	2,424	1,725	1,253
CDOs	1,133	256	877	593
CLOs	6,724	6,121	603	210
Other ABS	2,393	1,779	614	294
Other	492	288	204	93

	14,891	10,868	4,023	2,443

	Notional: protected assets	Fair value: reference protected assets	Gross exposure	Credit valuation adjustment	Net exposure
CDPCs	£m	£m	£m	£m	£m

31 March 2011
AAA	206	206	-	-	-
A to AA-	623	607	16	5	11
Non-investment grade	19,686	18,793	893	362	531
Unrated	3,964	3,772	192	78	114

	24,479	23,378	1,101	445	656

31 December 2010
AAA	213	212	1	-	1
A to AA-	644	629	15	4	11
Non-investment grade	20,066	19,050	1,016	401	615
Unrated	4,165	3,953	212	85	127

	25,088	23,844	1,244	490	754

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk

Under the Group’s country risk framework, country exposures are actively managed both for countries that represent a larger concentration and which, using the Group’s country watchlist process, have been identified as exhibiting signs of actual or potential stress.

The table below shows the Group’s exposure in terms of credit risk assets, to countries where the total exposure for borrowers domiciled in that country exceed £1 billion; where the country had an external rating of A+ or below from Standard & Poor’s, Moody’s or Fitch at 31 March 2011; and selected other countries. The numbers are stated gross of mitigating action which may have been taken to reduce or eliminate exposure to country risk events.

Credit risk assets consist of:
•	Lending: cash and balances at central banks, loans and advances to banks and customers (including overdraft facilities, instalment credit and finance leases);

•	Rate risk management (RRM); and

•	Contingent obligations, primarily letters of credit and guarantees.

Reverse repurchase agreements and issuer risk (primarily debt securities - see page 105) are excluded. Where relevant, and unless otherwise stated, the data reflect the effect of credit mitigation techniques.

	Lending								RRM and contingent obligations
	Central and local government	Central bank	Other financial institution	Corporate	Personal	Total	Core	Non-Core
31 March 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m

Republic of Ireland	53	2,087	873	20,597	20,551	44,161	33,135	11,026	2,806
Italy	46	82	1,268	2,857	24	4,277	2,435	1,842	2,278
India	-	126	1,403	2,422	222	4,173	3,645	528	1,178
China	17	281	1,462	676	89	2,525	2,282	243	1,635
Turkey	241	11	466	1,384	13	2,115	1,440	675	490
Russia	-	113	505	953	93	1,664	1,427	237	137
South Korea	-	5	866	705	2	1,578	1,533	45	433
Brazil	-	-	994	287	5	1,286	1,169	117	101
Mexico	-	9	161	946	1	1,117	817	300	158
Romania	35	172	31	393	447	1,078	18	1,060	122
Indonesia	84	94	247	286	128	839	699	140	273
Portugal	35	-	42	680	6	763	425	338	464
Malaysia	-	3	301	294	45	643	496	147	364

Additional selected countries

Spain	20	6	429	6,784	404	7,643	3,051	4,592	2,138
Japan	1,028	-	707	815	25	2,575	1,886	689	2,210
Greece	10	35	50	417	16	528	407	121	192

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk (continued)

	Lending								RRM and contingent obligations
	Central and local government	Central bank	Other financial institution	Corporate	Personal	Total	Core	Non-Core
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m

Republic of Ireland	61	2,119	900	19,881	20,228	43,189	32,431	10,758	3,496
Italy	45	78	1,086	2,483	27	3,719	1,817	1,902	2,312
India	262	-	1,614	2,590	273	4,739	4,085	654	1,249
China	17	298	1,240	753	64	2,372	2,136	236	1,572
Turkey	282	68	485	1,365	12	2,212	1,520	692	547
Russia	-	110	251	1,181	58	1,600	1,475	125	216
South Korea	-	276	1,039	555	2	1,872	1,822	50	643
Brazil	-	-	825	315	5	1,145	1,025	120	120
Mexico	-	8	149	999	1	1,157	854	303	148
Romania	36	178	42	426	446	1,128	7	1,121	142
Indonesia	84	42	262	294	132	814	660	154	273
Portugal	86	-	63	611	6	766	450	316	537
Malaysia	-	44	125	293	45	507	347	160	240

Additional selected countries

Spain	19	5	258	6,962	407	7,651	3,130	4,521	2,447
Japan	1,379	-	685	809	24	2,897	2,105	792	2,000
Greece	14	36	49	188	16	303	173	130	214

Key points
•
Credit risk assets relating to most of the countries above have remained broadly stable during the first quarter of 2011. Currency movements increased euro-denominated lending by 2.5% and reduced US dollar-denominated exposures by 3.4%. Reductions were seen in exposure to governments as well as in RRM exposures. This contrasted with financial institution and corporate exposures which increased in a number of countries. The increases in Non-Core exposures in some countries resulted primarily from drawings under committed facilities. In addition to credit risk asset components above, debt securities represent the main concentration for Japan and Greece.

•
Granular portfolio reviews continue to be undertaken with a view to adjusting the risk profile and to align to the Group’s country risk appetite in light of the evolving economic and political developments.

•
Republic of Ireland - lending increased by almost £1.0 billion in the first quarter (increases in lending to corporate clients by £0.7 billion and personal lending by £0.3 billion), primarily due to exchange rate movements. In euro terms, lending was largely unchanged. RRM exposure fell by £0.7 billion.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk (continued)

Key points (continued)
•
Italy - lending exposure increased by £0.6 billion as a result of increases in corporate activity (oil & gas) of £0.4 billion, largely caused by drawings under committed facilities, and financial institutions (banks and funds) of £0.2 billion.

•
Portugal - lending exposure was stable, with reductions in exposure to the government and financial institutions alongside a very small increase in corporate lending. RRM exposure decreased by almost £0.1 billion.

•
Spain - lending exposure fell slightly due to a reduction in corporate exposure of £0.2 billion which was partially offset by an increase in exposure to financial institutions. RRM exposure decreased by £0.3 billion.

•
Japan - lending exposure is £2.6 billion and has reduced by £0.3 billion since 31 December 2010 due to a reduction in government exposure. RRM accounts for an additional £2.2 billion of total exposure. Following the tsunami, impairment charges totalled approximately £77 million, of which £44 million relates to debt securities.

•	Greece - lending exposure rose by £0.2 billion to £0.5 billion, due to an increase in the Core corporate portfolio.

•
Limit controls are being applied on a risk-differentiated basis and exposure to most countries in North Africa and the Middle East reduced during the first quarter of 2011. Of the countries experiencing varying degrees of social and political unrest in North Africa and the Middle East, Bahrain accounted for lending exposure of £302 million (total credit risk assets - £338 million), Oman for £160 million (total credit risk assets - £237 million) and Egypt for £101 million (total credit risk assets - £130 million).

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate

The commercial real estate lending portfolio totalled £85 billion at 31 March 2011, a 2% decrease over the quarter, from £87 billion at 31 December 2010. The Non-Core portion of the portfolio totalled £42 billion (50% of the portfolio) at 31 March 2011 (31 December 2010 - £46 billion, or 52% of the portfolio) and includes exposures in Ulster Bank Group as discussed on page 115. The analysis below excludes RRM and contingent obligations.

	31 March 2011			31 December 2010
	Investment	Development	Total	Investment	Development	Total
By division	£m	£m	£m	£m	£m	£m

Core
UK Corporate	26,514	6,124	32,638	24,879	5,819	30,698
Ulster Bank	4,272	1,015	5,287	4,284	1,090	5,374
US Retail & Commercial	2,705	807	3,512	3,061	653	3,714
GBM	1,030	417	1,447	1,131	644	1,775

	34,521	8,363	42,884	33,355	8,206	41,561

Non-Core
UK Corporate	5,372	2,701	8,073	7,591	3,263	10,854
Ulster Bank	3,947	8,881	12,828	3,854	8,760	12,614
US Retail & Commercial	1,085	202	1,287	1,202	220	1,422
GBM	19,754	523	20,277	20,502	417	20,919

	30,158	12,307	42,465	33,149	12,660	45,809

	64,679	20,670	85,349	66,504	20,866	87,370

	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
By geography	£m	£m	£m	£m	£m

31 March 2011
UK (excluding Northern Ireland)	32,221	7,195	1,405	8,184	49,005
Island of Ireland	5,153	1,143	2,848	6,556	15,700
Western Europe	10,320	712	8	70	11,110
US	5,316	1,105	718	480	7,619
RoW	1,490	24	141	260	1,915

	54,500	10,179	5,120	15,550	85,349

31 December 2010
UK (excluding Northern Ireland)	32,979	7,255	1,520	8,296	50,050
Island of Ireland	5,056	1,148	2,785	6,578	15,567
Western Europe	10,359	707	25	46	11,137
US	6,010	1,343	542	412	8,307
RoW	1,622	25	138	524	2,309

	56,026	10,478	5,010	15,856	87,370

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate (continued)

	Investment		Development
	Core	Non-Core	Core	Non-Core	Total
By geography	£m	£m	£m	£m	£m

31 March 2011
UK (excluding Northern Ireland)	27,658	11,758	6,320	3,269	49,005
Island of Ireland	3,189	3,107	899	8,505	15,700
Western Europe	378	10,654	50	28	11,110
US	3,018	3,403	840	358	7,619
RoW	277	1,237	254	147	1,915

	34,520	30,159	8,363	12,307	85,349

31 December 2010
UK (excluding Northern Ireland)	26,168	14,066	5,997	3,819	50,050
Island of Ireland	3,159	3,044	963	8,401	15,567
Western Europe	409	10,657	25	46	11,137
US	3,375	3,978	733	221	8,307
RoW	244	1,404	488	173	2,309

	33,355	33,149	8,206	12,660	87,370

Key points
•	The decrease in exposure occurred primarily in the UK and US investment books. The asset mix has remained broadly unchanged since the end of 2010.

•
The increase in Core UK Corporate exposures reflected Non-Core returning commercial real estate assets in preparation for the sale of the RBS England and Wales branch-based business to Santander. Excluding this transfer, Core UK Corporate exposure remained broadly stable.

•
Of the total portfolio at 31 March 2011, £42.1 billion (31 December 2010 - £45.5 billion) is managed within the Group’s standard credit risk processes, £8.7 billion (31 December 2010 - £9.2 billion) is receiving heightened credit oversight under the Group watchlist process (“watch”) and £34.5 billion (31 December 2010 - £32.6 billion) is managed within Global Restructuring Group (GRG).

•
Short-term lending to property developers without firm long-term financing in place is characterised as speculative. Speculative lending at origination continues to represent less than 2% of the portfolio. The Group’s appetite for originating speculative commercial real estate lending is very limited. Current market conditions have resulted in some borrowers experiencing difficulty in procuring long-term finance. These borrowers are managed within the problem debt management process in “watch” or GRG.

•
Tighter risk appetite criteria for new business origination were implemented during 2010 but will take time to be reflected in the performance of the portfolio. Whilst there has been some recovery in the value of prime properties in the UK, the Group observes that it has been selective. To date this improvement has not fed through into lower quality properties in the UK and has not been evident in other regions, notably the eurozone, Republic of Ireland and the US.

•
Commercial real estate will remain challenging for key markets, such as UK, Ireland and US; new business will be accommodated by running-off existing exposure. Liquidity in the market remains low with the focus on refinancing and support for the existing client base.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core)

Overview
Ulster Bank Group accounts for 10% of the Group’s total gross customer loans or 9% of the Group’s Core gross customer loans. The impairment charge of £1,294 million for Q1 2011 was £135 million higher than the £1,159 million impairment charge for Q4 2010. This was driven by continued deterioration across most portfolios during the quarter. High unemployment coupled with higher taxation and less liquidity in the economy continues to depress housing market confidence and consumer spending.

Core
Impairment losses for Q1 2011 of £461 million were £85 million higher than Q4 2010 losses of £376 million, reflecting the deteriorating economic environment in Ireland with rising default levels across both mortgage and other corporate non-property portfolios. Lower asset values together with pressure on borrowers with a dependence on consumer spending have resulted in higher corporate loan losses while higher unemployment, lower incomes and increased taxation have driven mortgage impairment increases.

Ulster Bank Group is helping customers in this difficult environment. Forbearance policies which are deployed through the 'Flex' initiative are aimed at assisting customers in financial difficulty. These policies were reviewed at the end of 2010 given the structural problem that exists in Ireland with the scale and duration of customers in financial difficulty. There were 9,200 customer accounts in a forbearance arrangement at 31 March 2011. This represents 5.5% (by volume) of the Ulster Bank Group mortgage portfolio, with 75% of these customers in amortising or interest only agreements.

Non-Core
The impairment charge increased from £783 million for Q4 2010 to £833 million for Q1 2011, primarily reflecting the deterioration in the development property portfolio.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, REIL and impairments by sector

	Gross loans (1)	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
31 March 2011	£m	£m	£m	%	%	%	£m	£m

Ulster Bank Group
Mortgages	21,495	1,780	676	8.3	38.0	3.1	233	2
Personal unsecured	1,499	193	164	12.9	85.0	10.9	11	8
Commercial real estate
- investment	8,219	3,222	1,342	39.2	41.7	16.3	296	-
- development	9,896	7,798	3,623	78.8	46.5	36.6	527	-
Other corporate	10,881	2,868	1,548	26.4	54.0	14.2	227	1

	51,990	15,861	7,353	30.5	46.4	14.1	1,294	11

Core
Mortgages	21,495	1,780	676	8.3	38.0	3.1	233	2
Personal unsecured	1,499	193	164	12.9	85.0	10.9	11	8
Commercial real estate
- investment	4,272	773	282	18.1	36.5	6.6	73	-
- development	1,015	210	99	20.7	47.1	9.8	24	-
Other corporate	8,886	1,682	890	18.9	52.9	10.0	120	1

	37,167	4,638	2,111	12.5	45.5	5.7	461	11

Non-Core
Commercial real estate
- investment	3,947	2,449	1,060	62.0	43.3	26.9	223	-
- development	8,881	7,588	3,524	85.4	46.4	39.7	503	-
Other corporate	1,995	1,186	658	59.4	55.5	33.0	107	-

	14,823	11,223	5,242	75.7	46.7	35.4	833	-

For the note to this table refer to page 116.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, REIL and impairments by sector (continued)

	Gross loans (1)	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL	Provisions as a % of gross loans	Q4 Impairment charge	Q4 Amounts written-off
31 December 2010	£m	£m	£m	%	%	%	£m	£m

Ulster Bank Group
Mortgages	21,162	1,566	439	7.4	28.0	2.1	159	3
Personal unsecured	1,282	185	158	14.4	85.4	12.3	13	6
Commercial real estate
- investment	8,138	2,989	1,332	36.7	44.6	16.4	285	-
- development	9,850	6,406	2,820	65.0	44.0	28.6	586	-
Other corporate	11,009	2,515	1,228	22.8	48.8	11.2	116	1

	51,441	13,661	5,977	26.6	43.8	11.6	1,159	10

Core
Mortgages	21,162	1,566	439	7.4	28.0	2.1	159	3
Personal unsecured	1,282	185	158	14.4	85.4	12.3	13	6
Commercial real estate
- investment	4,284	598	332	14.0	55.5	7.7	79	-
- development	1,090	65	37	6.0	56.9	3.4	(10)	-
Other corporate	9,039	1,205	667	13.3	55.4	7.4	135	1

	36,857	3,619	1,633	9.8	45.1	4.4	376	10

Non-Core
Commercial real estate
- investment	3,854	2,391	1,000	62.0	41.8	25.9	206	-
- development	8,760	6,341	2,783	72.4	43.9	31.8	596	-
Other corporate	1,970	1,310	561	66.5	42.8	28.5	(19)	-

	14,584	10,042	4,344	68.9	43.3	29.8	783	-

Note:
(1)	Funded loans.

Key points
•	The increase in REIL reflects continuing difficult conditions in both commercial and residential sectors in the Republic of Ireland. Of the REIL at 31 March 2011, 71% was in Non-Core (Q4 2010 - 74%).

•
Provisions, including foreign currency effects, increased in the quarter from £6.0 billion to £7.4 billion and the coverage ratio increased to 46.4% from 43.8% at 31 December 2010. 68% of the provision at 31 March 2011 (31 December 2010 - 69%) relates to commercial real estate.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Residential mortgages

The table below shows how the continued decrease in property values has affected the distribution of residential mortgages by loan-to-value (LTV) (indexed). LTV is based upon gross loan amounts and, whilst including defaulted loans, does not account for impairments already taken.

	31 March 2011	31 December 2010
By average LTV (1)%		%

<= 50%	34.7	35.9
> 50% and <= 70%	13.0	13.5
> 70% and <= 90%	13.0	13.5
> 90%	39.3	37.1

Total portfolio average LTV	73.7	71.2

Average LTV on new originations during the period	69.0	75.9

Note:
(1)	LTV averages calculated by transaction volume.

Key points
•
The residential mortgage portfolio across Ulster Bank Group totalled £21.5 billion at 31 March 2011 - with 90% in the Republic of Ireland and 10% in Northern Ireland. At constant exchange rates, the portfolio remained at similar levels to 31 December 2010 (£21.2 billon) with little growth due to very low new business volumes. To date in 2011, 596 new mortgages were originated, of which 85% were in Northern Ireland.

•
The 90 days arrears rate continues to increase due to the continued challenging economic environment. At 31 March 2011, the arrears rate was 6.6% (by volume) compared with 6.0% at 31 December 2010. The impairment charge for Q1 2011 was £233 million compared with £159 million for Q4 2010. Repossession levels remain low totalling 37 properties at 31 March 2011 (76 for full year 2010). 78% of repossessions during the quarter were through voluntary surrender or abandonment of the property.

•
Ulster Bank Group has a number of initiatives in place aimed at increasing the level of support to customers experiencing temporary financial difficulties. At 31 March 2011, 7.4% (by value) of the mortgage book (£1.6 billion) was on forbearance arrangements, the majority of these are performing (77%) and not 90 days past due.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Commercial real estate
The commercial real estate lending portfolio in Ulster Bank Group increased marginally during the quarter to £18.1 billion at 31 March 2011, primarily due to exchange rate movements. The Non-Core portion of the portfolio totalled £12.8 billion (71% of the portfolio). Of the total Ulster Bank Group commercial real estate portfolio 25% relates to Northern Ireland, 61% to the Republic of Ireland and 14% to the rest of the UK.

	Development		Investment
		Residential	Commercial	Residential	Total
Exposure by geography	£m	£m	£m	£m	£m

31 March 2011
Island of Ireland	2,848	6,556	5,090	1,143	15,637
UK (excluding Northern Ireland)	112	362	1,835	129	2,438
RoW	-	17	22	1	40

	2,960	6,935	6,947	1,273	18,115

31 December 2010
Island of Ireland	2,785	6,578	5,072	1,098	15,533
UK (excluding Northern Ireland)	110	359	1,831	115	2,415
RoW	-	17	22	1	40

	2,895	6,954	6,925	1,214	17,988

Key points
•
Commercial real estate remains a key driver of the increase in the defaulted loan book for Ulster Bank Group. The outlook remains challenging with limited liquidity in the marketplace to support refinancing.

•	Ongoing reviews of the portfolio have led to a greater portion of the portfolio moving to specialised management in GRG.

Risk and balance sheet management (continued)

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This framework includes limits based on, but not limited to, value-at-risk (VaR), stress testing, position and sensitivity analyses.

VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group’s VaR assumes a time horizon of one trading day and a confidence level of 99%. The Group's VaR model is based on a historical simulation model, utilising data from the previous two years trading results.

The VaR disclosure is broken down into trading and non-trading where trading VaR relates to the main trading activities of the Group and non-trading reflects the VaR associated with reclassified assets, money market business and the management of internal funds flow within the Group’s businesses.

The Group’s VaR should be interpreted in the light of the limitations of the methodology used, as follows:

•
Historical simulation VaR may not provide the best estimate of future market movements. It can only provide a prediction of the future based on events that occurred in the 500 trading day time series. Therefore, events more severe than those in the historical data series cannot be predicted.

•	The use of a 99% confidence level does not reflect the extent of potential losses beyond that percentile.

•	The use of a one day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day.

•	The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intra-day profits and losses will be incurred.

These limitations mean that the Group cannot guarantee that profits or losses will not exceed the VaR.

Risk and balance sheet management (continued)

Market risk: GBM traded revenue

Note:
(1)	The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the days in the month in question.

Key points
•
The average daily revenue earned from GBM’s trading, balance sheet management and other trading activities in Q1 2011 was £33.9 million, compared with £15.5 million in Q4 2010 and £39.7 million in Q1 2010. The standard deviation of these daily revenues was £19.9 million in Q1 2011, compared with £20.7 million in Q4 2010 and £19.7 million in Q1 2010. The standard deviation measures the variation of daily revenues about the mean value of those revenues.

•
An analysis of the frequency distribution of daily revenue shows that there were two days with negative revenue during Q1 2011, compared with eleven days in Q4 2010 and no days in Q1 2010. The most frequent result in Q1 2011 is a daily revenue of between £25 million and £30 million with ten occurrences compared with five occurrences in Q4 2010 and six occurrences during Q1 2010.

Risk and balance sheet management (continued)

Market risk (continued)

The table below details VaR for the Group’s trading portfolio, segregated by type of market risk exposure, and between Core and Non-Core, Counterparty Exposure Management (CEM) and Core excluding CEM.
	Quarter ended
	31 March 2011				31 December 2010				31 March 2010
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	60.4	60.2	79.2	42.1	64.0	57.0	83.0	47.6	47.5	54.4	64.2	32.5
Credit spread	134.1	97.7	151.1	97.7	134.4	133.4	196.1	110.2	148.8	163.3	191.5	113.0
Currency	12.2	10.5	18.0	8.1	15.2	14.8	25.6	8.4	18.6	22.2	24.7	13.9
Equity	11.1	10.7	14.5	8.0	10.1	10.9	15.2	4.7	11.3	8.2	17.3	6.6
Commodity	0.2	0.1	0.7		7.9	0.5	18.1	0.5	10.6	10.8	14.0	8.3
Diversification		(71.1)				(75.6)				(126.4)

Total	156.4	108.1	181.3	108.1	154.3	141.0	191.5	110.8	140.6	132.5	204.7	103.0

Core	108.2	72.2	133.9	72.2	99.2	101.2	121.0	58.3	87.2	82.4	145.4	58.9
CEM	40.0	34.7	47.6	34.5	49.1	54.6	64.2	38.7	37.5	33.6	41.2	30.3
Core excluding CEM	88.0	70.6	106.2	65.2	81.3	78.7	102.8	54.2	79.5	73.5	108.7	53.6

Non-Core	113.9	109.4	128.6	104.1	105.5	101.4	119.7	92.3	84.6	87.1	98.8	63.2

Key points
•
The credit spread VaR for Q1 2011 was lower than Q1 2010 primarily due to the exceptional volatility of the market data from the period of the financial crisis dropping out of the 500 days of time series data used in the VaR calculation. Credit spread VaR also reduced as the quality of the market data time series used in the ABS Mortgage Trading business was improved, moving from interpolated weekly data to daily observed time series. This change has improved the accuracy of the correlation between the different time series in the daily data. Additionally, the basis modelling between the cash and derivatives has been refined by introducing additional time series for the subprime and subordinated residential bonds, reducing the over-reliance on the commercial mortgage basis which was used as a conservative proxy.

•	CEM trading VaR reduced during Q1 2011 due to lower volatility combined with reduced exposures.

•
Non-Core VaR was slightly higher in Q1 2011 than for Q4 2010 due to increases in the market value of the exposures within the Structured Credit Portfolio (SCP) trading book, as credit indices continued to rally over the quarter.

•	The commodity VaR in Q1 2011 has reduced to a minimal level when compared with 2010 due to the sale of the Group's interest in the RBS Sempra Commodities joint venture.

Risk and balance sheet management (continued)

Market risk (continued)

The table below details VaR for the Group’s non-trading portfolio, excluding the SCP and loans and receivables (LAR), segregated by type of market risk exposure and between Core and Non-Core.
	Quarter ended
	31 March 2011				31 December 2010				31 March 2010(1)
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	7.8	7.0	10.8	6.5	8.0	10.4	10.8	5.3	10.1	10.4	13.3	6.9
Credit spread	23.8	22.5	39.3	14.2	17.0	16.1	21.8	15.4	55.1	40.2	101.2	40.2
Currency	0.6	0.6	1.8	0.1	2.3	3.0	3.7	1.3	1.4	0.9	4.9	0.3
Equity	2.5	2.3	3.1	2.2	2.9	3.1	4.6	0.3	1.2	0.3	3.5	0.2
Diversification		(5.4)				(15.9)				(15.0)

Total	26.5	27.0	41.6	13.4	16.2	16.7	21.3	13.7	52.0	36.8	98.0	36.8

Core	25.5	26.1	38.9	13.5	15.6	15.6	21.3	12.8	51.5	36.5	98.1	36.5
Non-Core	2.6	2.4	3.4	2.2	2.8	2.8	4.1	0.2	1.4	0.3	3.6	0.3

Note:
(1)	Revised to exclude SCP and LAR portfolios, implemented in Q2 2010 and Q4 2010 respectively.

Key points
•
The general increase in total, Core and credit spread VaR is primarily due to a change in the time series used for the Dutch RMBS portfolio in RBS N.V. as more relevant and granular market data became available.

•
The total VaR at 31 March 2011 is lower than at 31 March 2010, due primarily to the disposal of a large portfolio of illiquid available-for-sale securities during 2010, and also due to the exceptional volatility of the market data from the period of the financial crisis dropping out of the 500 days of time series data used in the VaR calculation, which in particular impacted the credit spread VaR.

Risk and balance sheet management (continued)

Market risk (continued)

Structured Credit Portfolio (SCP)

	Drawn notional					Fair value
	CDOs	CLOs	MBS (1)	Other ABS	Total	CDOs	CLOs	MBS (1)	Other ABS	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 March 2011
1-2 years	-	19	-	38	57	-	18	-	34	52
2-3 years	12	19	43	70	144	12	17	42	64	135
3-4 years	-	5	11	206	222	-	5	10	194	209
4-5 years	15	15	-	36	66	15	14	-	33	62
5-10 years	96	467	313	385	1,261	85	435	232	342	1,094
>10 years	397	624	561	530	2,112	154	500	400	369	1,423

	520	1,149	928	1,265	3,862	266	989	684	1,036	2,975

31 December 2010
1-2 years	-	-	-	47	47	-	-	-	42	42
2-3 years	85	19	44	98	246	81	18	37	91	227
3-4 years	-	41	20	205	266	-	37	19	191	247
4-5 years	16	-	-	-	16	15	-	-	-	15
5-10 years	98	466	311	437	1,312	87	422	220	384	1,113
>10 years	412	663	584	550	2,209	161	515	397	367	1,440

	611	1,189	959	1,337	4,096	344	992	673	1,075	3,084

Note:
(1)
Mortgage-backed securities (MBS) include sub-prime residential mortgage-backed securities with a notional amount of £455 million (31 December 2010 - £471 million) and a fair value of £330 million (31 December 2010 - £329 million), all with residual maturities of greater than 10 years.

The SCP is within Non-Core. The risk on this portfolio is not measured or disclosed using VaR, as the Group believes this is not an appropriate tool for the banking book portfolio comprising illiquid debt securities. The main driver of the reduction in drawn notional is the depreciation of the US dollar and the amortisation of assets.

Additional information

Selected financial data

The dollar financial information included below has been translated for convenience at a rate of £1.00 to US$1.6048, being the Noon Buying Rate on 31 March 2010.

Summary consolidated income statement

	31 March	31 March	31 December	31 March
	2011	2011	2010	2010
	$m	£m	£m	£m

Net interest income	5,298	3,301	3,580	3,542
Non-interest income	6,029	3,757	4,242	4,981

Total income	11,327	7,058	7,822	8,523
Operating expenses	(6,925)	(4,315)	(4,507)	(4,717)

Profit before other operating charges and impairment losses	4,402	2,743	3,315	3,806
Insurance net claims	(1,464)	(912)	(1,182)	(1,136)
Impairment losses	(3,124)	(1,947)	(2,141)	(2,675)

Operating loss before tax	(186)	(116)	(8)	(5)
Tax (charge)/credit	(679)	(423)	3	(107)

Loss from continuing operations	(865)	(539)	(5)	(112)
Profit from discontinued operations, net of tax	16	10	55	313

(Loss)/profit for the period	(849)	(529)	50	201

(Loss)/profit attributable to:
Non-controlling interests	(2)	(1)	38	344
Preference dividends	-	-	-	105
Ordinary shareholders	(847)	(528)	12	(248)

Summary consolidated balance sheet

	31 March 2011	31 March 2011	31 December 2010
	$m	£m	£m

Loans and advances	1,057,741	659,111	655,778
Debt securities and equity shares	406,971	253,596	239,678
Derivatives and settlement balances	616,330	384,054	438,682
Other assets	186,946	116,492	119,438

Total assets	2,267,988	1,413,253	1,453,576

Owners’ equity	118,877	74,076	75,132
Non-controlling interests	2,744	1,710	1,719
Subordinated liabilities	42,551	26,515	27,053
Deposits	998,747	622,350	609,483
Derivatives, settlement balances and short positions	693,409	432,084	478,076
Other liabilities	411,660	256,518	262,113

Total liabilities and equity	2,267,988	1,413,253	1,453,576

Additional information (continued)

	31 March 2011	31 December 2010

Ordinary share price	£0.408	£0.391

Number of ordinary shares in issue	58,579m	58,458m

Market capitalisation (including B shares)	£44.7bn	£42.8bn

Net asset value per ordinary share	£0.63	£0.64

Capitalisation of the Group

The following table shows the Group’s issued and fully paid share capital, owners’ equity and indebtedness on an unaudited consolidated basis in accordance with IFRS as at 31 March 2011.

As at 31 March 2011
£m

Share capital - allotted, called up and fully paid
Ordinary shares of 25p	14,645
B shares of £0.01	510
Dividend access share of £0.01	-
Non-cumulative preference shares of US$0.01	1
Non-cumulative preference shares of €0.01	-
Non-cumulative preference shares of £1.00	-

15,156
Retained income and other reserves	58,920

Owners’ equity	74,076

Group indebtedness
Subordinated liabilities	26,515
Debt securities in issue	215,968

Total indebtedness	242,483

Total capitalisation and indebtedness	316,559

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

Issuances of debt securities net of maturities in the period since 31 March 2011 totalled £3.6 billion.

Other than as disclosed above, the information contained in the table above has not changed materially since 31 March 2011.

Additional information (continued)

Ratio of earnings to fixed charges

Quarter ended 31 March 2011(3)	Year ended 31 December
	2010	2009(4)	2008(4)	2007	2006
	Quarter ended
Ratio of earnings to combined fixed charges and preference share dividends (1,2)
- including interest on deposits	0.95	0.94	0.75	0.05	1.45	1.62
- excluding interest on deposits	0.54	0.38			5.73	6.12
Ratio of earnings to fixed charges only (1,2)
- including interest on deposits	0.95	0.95	0.80	0.05	1.47	1.64
- excluding interest on deposits	0.54	0.44			6.53	6.87

Notes:
(1)
For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(2)
The earnings for the quarter ended 31 March 2011 and for the years ended 31 December 2010, 2009 and 2008, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the quarter ended 31 March 2011 was £116 million and for the years ended 31 December 2010, 2009 and 2008 was £523 million, £3,582 million and £26,287 million, respectively. The coverage deficiency for fixed charges only for the quarter ended 31 March 2011 was £116 million and for the years ended December 31, 2010, 2009 and 2008 was £399 million, £2,647 million and £25,691 million, respectively.

(3)	Based on unaudited numbers.
(4)	Negative ratios have been excluded.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Rajan Kapoor

Rajan Kapoor
Group Chief Accountant
16 May 2011

Appendix 1

Asset Protection Scheme

Appendix 1 Asset Protection Scheme

Covered assets roll forward
The table below shows the movement in covered assets.
Covered amount
£bn

Covered assets at 30 September 2010	205.4
Disposals	(3.0)
Maturities, amortisation and early repayments	(8.3)
Effect of foreign currency movements and other adjustments	0.6

Covered assets at 31 December 2010	194.7
Disposals	(1.4)
Maturities, amortisation and early repayments	(10.6)
Effect of foreign currency movements and other adjustments	(0.9)

Covered assets at 31 March 2011	181.8

Key points
•	The reduction in covered assets was due to run-off of the portfolio, disposals, early repayments, maturing loans and the amortisation of consumer finance assets in line with the Scheme rules.

•	The Group took advantage of market conditions and executed sales from a number of its portfolios.

Credit impairments and write downs
The table below analyses the cumulative credit impairment losses and adjustments to par value (including available-for-sale reserves) relating to the covered assets.

	31 March 2011	31 December 2010
	£m	£m

Loans and advances	18,799	18,033
Debt securities	11,085	11,747
Derivatives	1,826	2,043

	31,710	31,823

By division:
UK Retail	3,053	2,964
UK Corporate	1,703	1,382
Ulster Bank	1,040	804

Retail & Commercial	5,796	5,150
Global Banking & Markets	1,445	1,496

Core	7,241	6,646
Non-Core	24,469	25,177

	31,710	31,823

Key point
•
Cumulative credit impairments and write-downs decreased by £0.1 billion in the quarter, primarily reflecting a decrease due to exchange rate movements (£0.4 billion) and Non-Core disposals (£0.1 billion) partially offset by an increase in further impairments and write-downs (£0.4 billion).

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Appendix 1 Asset Protection Scheme (continued)

First loss utilisation
Definitions of triggered amounts and other related aspects are set out in the Group’s 2010 Annual Report and Accounts. The table below summarises the triggered amount and related cash recoveries by division.

	31 March 2011			31 December 2010
	Triggered amount	Cash recoveries to date	Net triggered amount	Triggered amount	Cash recoveries to date	Net triggered amount
	£m	£m	£m	£m	£m	£m

UK Retail	3,789	514	3,275	3,675	455	3,220
UK Corporate	5,573	1,404	4,169	4,640	1,115	3,525
Ulster Bank	1,659	216	1,443	1,500	160	1,340

Retail & Commercial	11,021	2,134	8,887	9,815	1,730	8,085
Global Banking & Markets	2,692	808	1,884	2,547	749	1,798

Core	13,713	2,942	10,771	12,362	2,479	9,883
Non-Core	31,991	5,269	26,722	32,138	4,544	27,594

	45,704	8,211	37,493	44,500	7,023	37,477

Loss credits			1,468			1,241

			38,961			38,718

Key points
•
The Group received loss credits in relation to some of the withdrawals and disposals of £0.2 billion during Q1 2011. The Group and the Asset Protection Agency remain in discussion with regard to loss credits in relation to the withdrawal of £0.5 billion of derivative assets during Q2 2010 and the disposal of £0.6 billion of structured finance and leveraged finance assets.

•
The Group currently expects recoveries on triggered amounts to be approximately 45% over the life of the relevant assets. On this basis, the expected loss on triggered assets at 31 March 2011 is approximately £25 billion (42%) of the £60 billion first loss threshold under APS.

Risk-weighted assets
The table below analyses by division, risk-weighted assets (RWAs) covered by APS.

	31 March 2011	31 December 2010
	£bn	£bn

UK Retail	11.4	12.4
UK Corporate	21.5	22.9
Ulster Bank	7.4	7.9

Retail & Commercial	40.3	43.2
Global Banking & Markets	11.1	11.5

Core	51.4	54.7
Non-Core	47.0	50.9

APS RWAs	98.4	105.6

Key point
•	The decrease of £7.2 billion in APS RWAs principally reflects pool movements, partially offset by changes in risk parameters.

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Appendix 2

Businesses outlined for
disposal

Appendix 2 Businesses outlined for disposal

To comply with EC State Aid requirements the Group agreed to make a series of divestments by the end of 2013: the sale of RBS Insurance, Global Merchant Services and its interest in RBS Sempra Commodities JV. The Group also agreed to dispose of its RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK (‘UK branch-based businesses’). The disposals of Global Merchant Services and RBS Sempra Commodities JV businesses have now effectively been completed.

On 4 August 2010, the Group announced its agreement to sell 318 branches and associated assets and liabilities to Santander UK plc for a premium of £350 million to net assets at closing. The consideration will be paid in cash and is subject to certain closing adjustments. The transaction includes 311 Royal Bank of Scotland branches in England and Wales; seven NatWest branches in Scotland; the retail and SME customer accounts attached to these branches; the Direct SME business; and certain mid-corporate businesses. EC/UK merger control and HMRC clearances were received during Q4 2010. The separation and transfer process is underway, and a joint transition plan is being developed.

Preparations for the disposal of RBS Insurance, by way of a trade sale or public flotation targeted for the second half of 2012, continue. External advisors were appointed during Q4 2010 and the process of separation is proceeding on plan. However, the business continues to be managed and reported as a separate core division.

The table below shows Total income and Operating profit of RBS Insurance, and the UK branch-based businesses.

	Total income		Operating profit/(loss) before impairments		Operating profit/(loss)
	Q1 2011	FY 2010	Q1 2011	FY 2010	Q1 2011	FY 2010
	£m	£m	£m	£m	£m	£m

RBS Insurance (1)	1,070	4,369	67	(295)	67	(295)
UK branch-based businesses (2)	241	902	128	439	129	160

Total	1,311	5,271	195	144	196	(135)

The table below shows the estimated risk-weighted assets, total assets and capital of the businesses identified for disposal.

	RWAs		Total assets		Capital
	31 March 2011	31 December 2010	31 March 2011	31 December 2010	31 March 2011	31 December 2010
	£bn	£bn	£bn	£bn	£bn	£bn

RBS Insurance (1)	n/m	n/m	12.5	12.4	4.0	4.0
UK branch-based businesses (2)	11.5	13.2	19.9	19.9	1.0	1.2

Total	11.5	13.2	32.4	32.3	5.0	5.2

Notes:
(1)	As reported in the 2011 Q1 IMS and Annual Results for the year ended 31 December 2010 and excluding Non-Core business. Estimated capital includes approximately £1.0 billion of goodwill.
(2)	All data are estimated; notional equity based upon 9% of RWAs.

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Appendix 2 Businesses outlined for disposal

Further estimated information on the UK branch-based business by division is shown in the tables below:

	Division		Total
	UK Retail	UK Corporate	Q1 2011	FY 2010
	£m	£m	£m	£m

Income statement
Net interest income	71	107	178	656
Non-interest income	26	37	63	246

Total income	97	144	241	902

Direct expenses
- staff	(19)	(20)	(39)	(176)
- other	(20)	(19)	(39)	(144)
Indirect expenses	(22)	(13)	(35)	(143)

	(61)	(52)	(113)	(463)

Operating profit before impairment losses	36	92	128	439
Impairment losses (1)	(20)	21	1	(279)

Operating profit	16	113	129	160

Analysis of income by product
Loans & advances	35	96	131	445
Deposits	26	33	59	261
Mortgages	31	-	31	120
Other	5	15	20	76

Total income	97	144	241	902

Net interest margin	4.51%	3.30%	3.69%	3.24%
Employee numbers (full time equivalents rounded to the nearest hundred)	3,000	1,400	4,400	4,400

	Division			Total
	UK Retail	UK Corporate	Global Banking & Markets	31 March 2011	31 December 2010
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets	6.8	13.9	-	20.7	20.7
Loans and advances to customers (gross)	6.8	13.9	-	20.7	20.7
Customer deposits	8.8	14.7	-	23.5	24.0
Derivative assets	-	-	0.4	0.4	n/a
Derivative liabilities	-	-	0.1	0.1	n/a
Risk elements in lending	0.5	1.2	-	1.7	1.7
Loan:deposit ratio	77%	95%	-	88%	86%
Risk-weighted assets	3.2	8.3	-	11.5	13.2

Note:
(1)	Q1 2011 impairment losses benefited from £54 million of latent and other provision releases.

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